SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2008                                                                      Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                              Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                    No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 25, 2008	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL

AND SPECIAL MEETING

OF SHAREHOLDERS

AUGUST 13, 2008

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (“CAE”) will be held at the Hilton Montreal Bonaventure Hotel, 900 de La Gauchetière West, Montreal, Québec on Wednesday, the 13th day of August, 2008, at 10:30 a.m. (Eastern Time) for the following purposes:

1.	to receive the consolidated financial statements for the year ended March 31, 2008, together with the auditors’ report thereon;

2.	to elect Directors;

3.	to appoint auditors and authorize the Directors to fix their remuneration;

4.	to consider and, if deemed appropriate, adopt a resolution (see “Special Business of the Meeting” in the accompanying Proxy Information Circular) to approve to the reservation for issuance under the Employee Stock Option Plan of an additional 10,000,000 Common Shares; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Montreal with CAE or Computershare Trust Company of Canada, as agent for CAE, not later than 10:30 a.m. (Eastern Time) on August 12, 2008.

DATED at Montreal, this 18th day of June, 2008.

By Order of the Board,

Hartland J. A. Paterson
Vice President, Legal,
General Counsel and Corporate Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

CAE / PROXY INFORMATION CIRCULAR

TABLE OF CONTENTS

3	Solicitation of Proxies

3	Appointment and Revocation of Proxies

3	Voting of Proxies

3	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

4	Voting Shares and Principal Holders Thereof

4	Shareholders Entitled to Vote

4	Election of Directors

10	Attendance Information

10	Compensation of Directors

11	Directors’ and Officers’ Liability Insurance

11	Appointment of Auditors

12	Auditor Independence

12	Special Business of the Meeting

13	Corporate Governance

13	Report of the Audit Committee

14	Report of the Governance Committee

14	Compensation Discussion and Analysis

21	Determination of the President and Chief Executive Officer’s Compensation

22	Indebtness of Directors and Management

22	Human Resources Committee Interlocks and Insider Participation

23	Performance Graph

24	Executive Compensation

33	Interest of Informed Persons in Material Transactions

33	Other Matters

33	Shareholder Proposals

33	Additional Information

34	Appendix A – Statement of Corporate Governance Practices

41	Appendix B – CAE Inc. Board Mandate

CAE / PROXY INFORMATION CIRCULAR

Unless otherwise indicated, the information in this Information Circular is given as of May 31, 2008, and all dollar references are in Canadian dollars.

SOLICITATION OF PROXIES

This Proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of CAE Inc. (“CAE”) of proxies to be used at the Annual and Special Meeting of Shareholders of CAE (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers and Directors of CAE at nominal cost. The cost of solicitation will be borne by CAE.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Directors of CAE. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to CAE’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Eastern Time) on August 12, 2008.

     A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and delivered to CAE’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote or withhold from voting the common shares of CAE (“Common Shares”) in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of CAE and for the authorization of the Directors to fix their remuneration; and (c) FOR the resolution to approve the reservation for issuance under the Employee Stock Option Plan of an additional 10,000,000 Common Shares.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.

     Shareholders who are unable to attend the annual and special meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the Meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to view proxy information circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your Common Shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports and quarterly reports through the Internet.

CAE / PROXY INFORMATION CIRCULAR

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 254,551,580 outstanding Common Shares as of May 31, 2008. Each shareholder is entitled to one vote for each Common Share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of June 16, 2008, the date (the “Record Date”) fixed for determining shareholders entitled to receive notice of the Meeting.

     To the knowledge of the Directors and officers of CAE (from records and publicly filed reports), there are no persons who beneficially own or exercise control or direction over more than 10% of the Common Shares other than Fidelity Management & Research Company.

SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of Common Shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

ELECTION OF DIRECTORS

Under the articles of CAE, the Board of Directors may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at twelve.

     The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with CAE now held by him or her, if any, his or her principal occupation or employment, the period of service as a Director of CAE, compensation by CAE and the number of Common Shares and deferred share units of CAE beneficially owned by him or her or over which he or she exercises control or direction as of the date hereof.

CAE / PROXY INFORMATION CIRCULAR

CAE / PROXY INFORMATION CIRCULAR

CAE / PROXY INFORMATION CIRCULAR

Paul Gagné[9]
Age: 61
Montreal, Québec, Canada
Director Since: 2005
Independent[1]

Paul Gagné is a Director of various public and private companies. Mr. Gagné is the Chairman of Wajax Income Fund and also chairs the Audit Committees of the boards of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE's Audit Committee.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	6 of 7	86%	Textron Inc.	'95 – now
Audit	5 of 5	100%	Inmet Mining Corporation	'96 – now
			Wajax Income Fund*	'96 – now
			Fraser Papers Inc.	'04 – now
			**Trustee*	

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	–	17,531	17,531	$230,708	$150,000
May 4, 2007	–	12,875	12,875	$167,761	

James F. Hankinson
Age: 64
Toronto, Ontario, Canada
Director Since: 1995
Independent[1]

James F. Hankinson is President and Chief Executive Officer of Ontario Power Generation Inc.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	Maple Leaf Foods Inc.	'95 – now
Audit (Chairman)	5 of 5	100%	Ontario Power Generation Inc.	'03 – now
Corporate Governance	2 of 2	100%	Entertainment One Income Fund	'03 – '06

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	4,018	51,983	56,001	$736,973	$150,000
May 4, 2007	4,018	47,413	51,431	$670,146	

E. Randolph (Randy) Jayne II
Age: 63
McLean, Virginia, USA
Director Since: 2001
Independent[1]

E. Randolph (Randy) Jayne is the Managing Partner of Heidrick & Struggles International, Inc.'s Global Aerospace, Defense, and Aviation Practice.

Board/Committee Membership	Attendance			
Board of Directors	7 of 7	100%		
Human Resources	5 of 5	100%		

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	–	40,441	40,441	$532,203	$150,000
May 4, 2007	–	35,714	35,714	$465,353

CAE / PROXY INFORMATION CIRCULAR

Robert Lacroix, Ph.D.
Age: 68
Montreal, Québec, Canada
Director Since: 2005
Independent[1]

Robert Lacroix holds a Ph.D in Economics, has been a Professor in the Department of Economics at the Université de Montréal since 1970, and Professor *emeritus* since 2006. He has served as Chairman of that Department and Director of the Centre for Research and Development in Economics (CRDE) and was Rector (President) of the Université de Montréal from 1998-2005. Dr. Lacroix is also member of the Board of the Trudeau Foundation, member of the National Statistics Council of Canada, and member of the Board of the Canada-USA Fullbright Foundation. His current position is Professor *emeritus*, Université de Montréal and he is also a Director of Pomerleau Inc.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	Industrial Alliance Inc.	'04 – now
Corporate Governance	2 of 2	100%	Le Groupe Jean Coutu Inc.	'06 – now

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	500	13,554	14,054	$184,951	$150,000
May 4, 2007	500	8,910	9,410	$122,612	

Katharine B. Stevenson[10-11]
Age: 46
Toronto, Ontario, Canada
Director Since: 2007
Independent[1]

Katharine B. Stevenson was formerly Treasurer of Nortel Networks Corporation and is currently a Director of OSI Pharmaceuticals, Inc. (and Chair of its Audit Committee), and Chair of the Board of Governors of The Bishop Strachan School.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	6 of 6	100%	OSI Pharmaceuticals, Inc.	'05 – now
Audit	4 of 4	100%		

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	10,000	3,599	13,599	$178,963	$150,000
May 4, 2007	n/a	n/a	n/a	n/a	

Lawrence N. Stevenson[10]
Age: 52
Toronto, Ontario, Canada
Director Since: 1998
Independent[1]

Lawrence N. Stevenson is Managing Director of Callisto Capital, a Toronto-based Private Equity firm which he joined in 2006. He was previously the CEO of Pep Boys, an automotive retail and service company based in Philadelphia.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	SNC-Lavalin Group Inc.	'99 – now
Human Resources (Chairman)	5 of 5	100%	Sobeys Inc.	'99 – '03
			Pep Boys	'03 – '06

Securities Held

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
May 30, 2008	45,038	30,131	75,169	$989,224	$150,000
May 4, 2007	45,038	28,505	73,543	$958,265

CAE / PROXY INFORMATION CIRCULAR

1	“Independent” refers to the standards of independence established by CAE’s Corporate Governance Guidelines, applicable corporate governance rules of the New York Stock Exchange and SEC, and under the Canadian Securities Administrators’ National Instrument 58-101. There are no interlocking Director relationships among the Board members.

2	“Common Shares” refers to the number of Common Shares of CAE beneficially owned, or over which control or direction is exercised by the Director.

3	“DSUs” refers to the number of deferred share units of CAE held by the Director.

4	The Total Market Value of Common Shares and DSUs is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of April 30, 2007 ($12.89) and May 30, 2008 ($13.16) respectively, times the number of Common Shares and DSUs held as of such dates.

5	All Directors are required to acquire an equity position (Common Shares or DSUs) in CAE worth a minimum of three years of base Director retainer fees (currently $150,000). Directors must take all their compensation in DSUs until the minimum threshold is met (see “Compensation of Directors”).

6	Mr. Brown also holds 1,300,000 options to acquire Common Shares and as President and CEO has a higher share/DSU ownership target than an independent Director. Mr. Brown joined the Board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003, to help manage the financial crisis in which that company found itself. From May 31, 2004 until on or about June 21, 2005, certain Directors, senior officers and certain current and former employees of Nortel Networks Corporation (“Nortel”) and Nortel Networks Limited (“NNL”), including Mr. Brown, were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (“OSC”), the Autorité des marchés financiers (“AMF”) and certain other provincial securities regulators (collectively the “Regulators”) in connection with the delay in the filing of certain of their financial statements. The Regulators issued a further management cease trade order on April 10, 2006 in connection with the delay in filing certain 2005 financial statements prohibiting certain Directors, senior officers and certain current and former employees, including Mr. Brown, from trading in securities of Nortel and NNL. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006 and June 9, 2006, respectively, following which the other Regulators lifted their cease trade orders.

7	Mr. Craig was a Director of Williams Communications Inc. in Tulsa Oklahoma when it filed for bankruptcy in February 2001. He was also a Director of Bell Canada International Inc. when it filed for court-supervised liquidation under the Companies’ Creditors Arrangement Act (Canada) in 2003. Mr. Craig remained as one of two independent Directors to oversee the company from 2003 to 2007 when it was finally liquidated.

8	From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

9	Mr. Gagné, in November 2006, resigned as Director of Gemofor Inc., a manufacturer of sawmill equipment. Within a year of his resignation, Gemofor Inc. filed for bankruptcy.

10	Katharine Stevenson and Lawrence Stevenson are unrelated.

11	From May 31, 2004 until on or about June 21, 2005, Mr. Wilson, as a Director and Chairman of Nortel and NNL, as well as Ms. Stevenson, certain Directors, senior officers and certain current and former employees of Nortel and NNL were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Regulators in connection with the delay in the filing of certain of their financial statements. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006, following which the other Regulators lifted their cease trade orders.

CAE / PROXY INFORMATION CIRCULAR

ATTENDANCE INFORMATION

The following table provides a summary of each Director’s attendance at Board and Committee meetings during FY2008:

	BOARD	AUDIT	HUMAN	CORPORATE	TOTAL
	(7 MEETINGS)	COMMITTEE	RESOURCES	GOVERNANCE	BOARD/COMMITTEE
		(5MEETIN GS)	COMMITTEE	COMMITTEE	MEETINGS ATTENDED
DIRECTORS			(5 MEETINGS)	(2 MEETINGS)

Brian E. Barents	7/7		5/5		100%

Robert E. Brown[1]	7/7				100%

James A. (Ian) Craig	7/7	5/5			100%

H. Garfield Emerson	6/7			2/2	89%

Anthony S. Fell	7/7			2/2	100%

Paul Gagné	6/7	5/5			92%

James F. Hankinson	7/7	5/5		2/2	100%

E. Randolph (Randy) Jayne II	7/7		4/4		100%

Robert Lacroix	7/7			2/2	100%

Katharine B. Stevenson	6/6	4/4			100%

Lawrence N. Stevenson	7/7		4/4		100%

Lynton R. Wilson[2]	7/7		4/4	2/2	100%

1	Upon invitation of other Board Committees, Mr. Brown attended all or a part of all of their meetings.

2	Mr. Wilson, in addition to the Committees of which he is a member, as Chairman of the Board attended all other Committee meetings.

COMPENSATION OF DIRECTORS

Directors of CAE receive an annual fee of $50,000, of which $20,000 is paid in DSUs. Directors receive an additional annual fee of $10,000 for each committee (other than the Executive Committee) on which they serve. Each member of the Executive Committee is entitled to a fee of $1,000 per meeting, but no annual fee. The Chairman of the Audit Committee receives an additional annual fee of $25,000; the Chairmen of each of the Governance and Human Resources Committees also receive annual fees of $15,000. The Chairman of the Board receives $200,000 annually for his services, including as a Director and Committee member. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings.

     Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than the equivalent value of Common Shares and/or units under the Deferred Share Unit Plan of CAE to three years of Board annual base fees (currently $150,000) receives all fees in the form of DSUs. A non-employee Director may elect to participate in the plan in respect of part or all of his or her annual Board and Committee fees. A DSU is equal in value to one Common Share of CAE and accrues additional units in an amount equal to each dividend paid on Common Shares. DSUs are redeemable after termination of service no later than the end of the year following the year of termination of service. Payment in cash is then made based on the market value of the equivalent number of Common Shares, net of tax and any other applicable withholdings.

CAE / PROXY INFORMATION CIRCULAR

The following table summarizes compensation earned by non-management Directors of CAE during FY2008:

NAME	BOARD	COMMITTEE	COMMITTEE	TOTAL	% OF FEES
	RETAINER	CHAIR RETAINER	MEMBER RETAINER	FEES	RECEIVED
					AS DSUs
	$	$	$	$

Brian E. Barents	50,000		10,000	60,000	100%

James A. (Ian) Craig	50,000		10,000	60,000	67%

H. Garfield Emerson	50,000		10,000	60,000	100%

Anthony S. Fell	50,000	15,000	10,000	75,000	100%

Paul Gagné	50,000		10,000	60,000	100%

James F. Hankinson	50,000	25,000	20,000	95,000	61%

E. Randolph (Randy) Jayne II	50,000		10,000	60,000	100%

Robert Lacroix	50,000		10,000	60,000	100%

Katharine B. Stevenson	50,000		10,000	60,000	100%

Lawrence N. Stevenson	50,000	15,000	10,000	75,000	27%

Lynton R. Wilson	200,000			200,000	–

TOTAL	700,000	55,000	110,000	865,000	64%

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

CAE maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each loss and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States; $500,000 for security suits brought in Canada). CAE paid an insurance premium for this coverage of $656,252 for the 12 months ending November 30, 2008.

     If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favor of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her Common Shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

MAJORITY VOTING

Any nominee for Director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chairman of the Governance Committee following certification of the shareholder vote.

     The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act following the Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board’s decision will be publicly disclosed.

RETIREMENT POLICY FOR BOARD MEMBERS

CAE has a retirement policy for its Directors; pursuant to CAE’s by-laws, no Director aged 70 or more may be nominated for re-election to the Board.

APPOINTMENT OF AUDITORS

The Board, on recommendation by the Audit Committee, proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Québec (“PwC”) be re-appointed as auditors of CAE to hold office until the close of the next annual meeting of shareholders and that the Directors of CAE be authorized to fix their remuneration. PwC has served as auditors of CAE since 1991.

CAE / PROXY INFORMATION CIRCULAR

AUDITOR INDEPENDENCE

PwC provides tax, financial advisory and other audit-related services to CAE and its subsidiaries. The Audit Committee of CAE’s Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy requires pre-approval of all audit and non-audit services above a specified level provided by the external auditor. The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal years.

fee type	2008	2007
	($ MILLIONS)	($ MILLIONS)

1. Audit services	2.8	3.6

2. Audit-related services	0.2	0.4

3. Tax services	0.8	0.8

Total	3.8	4.8

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by the Sarbane-Oxley legislation.

2.	Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures.

3.	Tax fees are related to tax compliance support.

SPECIAL BUSINESS OF THE MEETING

CAE has an Employee Stock Option Plan dated May 9, 1990 and amended from time to time (the “ESOP”), as described in the “Compensation Discussion and Analysis – Stock Options” below. CAE is proposing the reservation for issuance under the Employee Stock Option Plan of an additional 10,000,000 Common Shares.

     The Board of Directors recommends that shareowners approve the reservation for issuance under the ESOP of an additional 10,000,000 Common Shares. The purpose of the ESOP is to encourage senior CAE employees to acquire an ownership interest in the growth and performance of CAE, to generate an increased equity-based compensation incentive to contribute to CAE’s future success, and to enhance CAE’s ability to attract and retain exceptionally qualified individuals upon whom, in large measure, the sustained progress, growth and profitability of CAE depends.

     The Human Resources Committee, a committee of our Board of Directors comprised of four independent Directors (“HR Committee”), is responsible for the administration of the ESOP. The ESOP was last increased by the equivalent of 10,000,000 Common Shares in 1998 (the actual number was 5,000,000 but the shares of CAE were subsequently split two for one in 2001, doubling the number of shares reserved); 5,543,146 CAE shares remain available for issuance under the ESOP but only 802,722 are not already the subject of option grants. Including the new 10,000,000 CAE shares, the total number of shares available for future grants under the ESOP would, if the new shares are authorized, represent 4.24% of CAE’s issued and outstanding shares.

Key Features oF the esoP

• Limitation on term of option grants. The term of each option will not exceed ten years; currently the standard option grant by CAE is for a six-year term and no options outstanding have a longer term.

• Limitation on share counting. Shares delivered upon payment of the exercise price under stock options may not again be made available for issuance under the ESOP.

• No re-pricing or grant of discounted options. The ESOP does not permit the re-pricing of options either by amending an existing award agreement or by substituting a new award at a lower price. The ESOP prohibits the granting of options with an exercise price less than the fair market value (prior five days weighted average price) of CAE shares on the date of the grant.

CAE / PROXY INFORMATION CIRCULAR

DESCRIPTION OF THE ESOP

Eligibility. Any salaried employee of CAE or its affiliates is eligible to participate in the ESOP. The ESOP does not permit grants to non-employee Directors.

Administration. The HR Committee has the authority to establish rules and guidelines for the administration of the ESOP; select the salaried employees to whom awards are granted; determine the types of awards to be granted and the number of shares covered by such awards; set the terms and conditions of such awards and cancel, suspend and amend awards. The HR Committee has the sole discretion to make determinations under, and to interpret, the ESOP.

Shares Available for Awards. Shares delivered pursuant to an award consist of authorized and unissued treasury shares. If any shares covered by an award under the ESOP are forfeited or otherwise terminated without delivery of shares, then the shares covered by such an award shall again be available for granting awards under the ESOP.

Options. The HR Committee may award options in the form of nonqualified options or incentive options, each with a maximum term of ten years. The HR Committee establishes the vesting schedule for options; the method of payment for the exercise price is by cash, cheque, bank draft or money order.

Limitations on Transfer and Per-Person and Insider Limitations. Awards are not transferable other than by will or the laws of descent and distribution. Awards may not be pledged or encumbered. The aggregate number of shares reserved for issuance to any person under the ESOP may not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis) from time to time. The number of Common Shares issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to CAE insiders within any one year period under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares.

Amendments. The HR Committee will seek shareowner approval of material amendments to the ESOP as required by its terms, law, regulation or by a stock exchange. The HR Committee may waive conditions or amend the term of awards, or otherwise amend or suspend awards already granted subject to certain conditions. The only amendments made to the ESOP in the past year are as described at the end of the section “Compensation Discussion and Analysis – Stock Options” below. Adjustments. If certain corporate events affect the number or type of outstanding Common Shares, including, for example, a dividend in stock, stock split, stock consolidation or rights offering, adjustments will be made to the terms of the outstanding option grants as appropriate in such circumstances.

CAE’s Board of Directors recommends a vote for the proposal to reserve an additional 10,000,000 common shares for issuance under the CAE employee stock option plan.

CORPORATE GOVERNANCE

As required by National Instrument 58-101, Appendix A to this circular contains the Statement of Corporate Governance Practices of CAE, and Appendix B contains the Board of Directors’ Charter.

     The Board of Directors carries out its responsibilities both directly and through its Committees. The Board has three regular Committees: the Audit Committee, Governance Committee and HR Committee. Certain activities of the Audit and Governance Committees are described below in their Committee reports; the report of the HR Committee is in the “Compensation Discussion and Analysis” section.

REPORT OF THE AUDIT COMMITTEE

As part of its oversight of the audit process, the Audit Committee verified PwC’s independence. The Audit Committee also reviewed the migration of the internal audit function from an external firm to an internal group, as well as the internal audit mandate. Throughout the past year, the Audit Committee reviewed, with and without management present, the results of PwC’s communications to CAE required by generally accepted auditing principles. The Committee also assessed the results of internal audit reviews of a variety of internal issues.

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     The Audit Committee reviewed in detail quarterly interim financial information and earnings reports before their public release. The Committee also reviewed and recommended approval to the Board of the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A) and the press releases for the quarterly results. The Audit Committee reviewed the MD&A and audited financial statements of CAE prepared by management for the fiscal year ended March 31, 2008 with management and PwC, and thereafter recommended to the Board that the audited consolidated financial statements and MD&A be published and filed with the Autorité des marchés financiers and the SEC.

     The Committee reviewed the processes involved in evaluating CAE’s internal controls and oversaw the compliance process related to the certification and attestation requirements of section 404 of the US Sarbanes–Oxley Act of 2002.

Submitted by the Audit Committee: J. F. Hankinson (Chairman), J. A. Craig, P. Gagné and K. B. Stevenson.

REPORT OF THE GOVERNANCE COMMITTEE

The Governance Committee carried out an annual Board effectiveness survey, to which all Directors replied and the results of which were reviewed by the Chairman of the Committee with the Board. The Committee considered possible new candidates for nomination to be a Director of CAE, and assessed the existing size and composition of the Board and its Committees.

     The Governance Committee reviewed the annual agendas of the Board and Committees and determined that they were appropriate to permit them to meet their mandated responsibilities.

     The Committee reviewed the level of compensation of CAE Directors and concluded that no changes were required during FY2008. After reviewing market practices, the Governance Committee revised the share ownership policy for CAE Directors to require Board members to own the number of Common Shares equivalent in value to three years of annual Director fees (currently an aggregate of $150,000) prior to being eligible to receive their Director fees in cash; this was determined to be a more appropriate policy than the previous requirement to hold 20,000 Common Shares or DSU equivalents.

Submitted by the Governance Committee: A. S. Fell (Chairman), H. G. Emerson, J. Hankinson, R. Lacroix and L. R. Wilson.

COMPENSATION DISCUSSION AND ANALYSIS

REVIEW AND APPROVAL

The HR Committee, each of the members of which is independent, reviews and approves the design and administration of all executive compensation and benefit plans and policies for CAE other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the independent members of the Board of Directors based on recommendations from the HR Committee.

     The HR Committee retains an independent consultant to advise on CAE executive compensation matters, Hugessen Consulting Inc. To ensure its independence, Hugessen Consulting derives no other revenue from CAE. In FY2008, an amount of $69,137 was paid to Hugessen Consulting for professional services rendered. Hugessen Consulting reports to the Chair of the HR Committee and advises the Committee on the philosophy and competitiveness of the executive compensation program and its annual results.

COMPENSATION PHILOSOPHY

Much of CAE’s success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The executive compensation program is based on a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are to:

1.	attract, retain and motivate qualified executives;

2.	align the interests of executives with those of the shareholders;

3.	foster teamwork and entrepreneurial spirit;

4.	establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance; and

14

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5. integrate compensation with the development and successful execution of strategic and operating plans.

The principles underlying CAE’s executive compensation program are as follows:

• Base annual salary is set at the median (50th percentile) of the comparator group of companies and annual overall compensation for superior performance is targeted at the third quartile (75th percentile) of the comparator group. Management may get to the 75th percentile of total compensation through the short-term incentive program which rewards annual performance and through our long-term incentives if CAE’s share price experiences strong performance.

• The cash salary component of compensation reduces as a portion of the overall annual compensation as salary grade levels increase. The more senior the executive, with more influence over CAE’s performance, the greater the proportion of the overall compensation package that should be at risk.

• The ratio of long-term incentive to short-term incentive components of compensation increases as a portion of the overall annual compensation as salary grade levels increase. More senior executives are thereby incentivised to retain focus on the longer term objectives and interests of CAE.

• Equity-based compensation (restricted and deferred share units, and options) increase as a portion of the overall annual compensation as salary grade levels increase. This aligns the interests of executives with those of CAE shareholders.

• Executive compensation is benchmarked every second year with the assistance of compensation consultants that prepare an analysis of CAE’s compensation set against compensation practices within the comparator group of companies. CAE has retained the services of PCI Perrault Conseil to provide professional consulting services in executive compensation; the HR Committee has retained Hugessen Consulting Inc. to advise it on executive compensation.

• CAE’s business segments compete within several market segments and not all of its competitors are present in all the same segments, and some competitors do not publish or provide compensation disclosure relevant to CAE. CAE’s compensation is therefore compared with data from a broad mixture of Canadian and U. S. companies that have relevance to CAE in terms of market segment and/or business activities (aerospace, medical devices, industrial controls, IT/software, training & simulation, consulting/engineering/other services, etc. ), revenue and market capitalization. The current list of comparator companies adopted by the HR Committee is:

CANADIAN COMPARATOR GROUP

SNC-Lavalin Group	CanWest Global Communications	CGI Group	Air Transat A.T.

Linamar	Manitoba Telecom	Westjet Airlines	MDS

CHC Helicopter	Cognos	Stantec	MacDonald Dettwiler

U.S. COMPARATOR GROUP

Rockwell Collins	Alliant Techsystems	AECOM Technology	Washington Group International

DRS Technologies	C.R. Bard	AMETEK	Varian Medical Systems

Roper Industries	BMC Software	MOOG	Cadence Design Systems

Teledyne Technologies	Curtiss-Wright	Respironics	Hexcel

BE Aerospace	Synopsys	Woodward Governor	Novell

Cubic	Hologic	Cytyc

The median revenue of the group is $1.7 billion and their median market capitalization is $3 billion, compared to $1.4 billion and $3 billion respectively for CAE as of the fiscal 2008 year-end. CAE utilizes for benchmarking purposes, the median numbers derived from the median of each of the Canadian and the US group of comparator companies.

ELEMENTS OF COMPENSATION

CAE’s executive compensation consists of eight main elements: base salary, short-term incentive bonus, restricted share units which reward specific financial return objectives over a three-year period, deferred share units which vest over five years and must be held until employment ceases or other triggering events, stock options which vest over four years and have a six-year term, pension rights, perquisites, and severance rights in certain circumstances.

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The following table illustrates the composition of the total compensation and the relative importance of the different elements by levels(1):

elements of compensation by levels

(1)	This graph assumes that Managers and Directors are members of the pension plan. The CAE pension plan is only available to Canadian employees and participation is not compulsory. Executives are members of the CAE Pension Plan for Designated Executives and of the Supplementary Pension Plan.

BASE SALARY

The base salaries of the executives of CAE are competitive with the median of the comparator group of companies. While an executive’s salary is generally targeted at a specific range around the median level, such salary may vary depending on the individual’s performance, level of experience and years of service. Base salaries are reviewed annually, taking into account individual achievements, general performance, benchmark information and market conditions.

ANNUAL SHORT-TERM INCENTIVE AWARDS

The short-term incentive award permits an annual cash bonus for executives of CAE provided that CAE’s consolidated financial performance, reporting segment financial performance, key performance indicators and individual achievement targets are met. At the beginning of each fiscal year, financial, non-financial and individual performance targets are established. Financial targets are based on economic value created (“EVC”) and key performance indicators (“KPIs”). The economic value creation target is a measure of shareholder value created after deduction from net operating profit after tax of the product of net assets used in the business times the cost of capital employed. A portion of the economic value created by CAE is set aside for distribution to all participants under the short-term incentive plan. KPIs are quantifiable or qualitative performance targets set for reporting segments and functions. These include quality/customer satisfaction, customer retention, employee performance management, new/retained/recurrent business, order intake, cost, cycle times and other metrics. The EVC and KPI segments of the short-term incentive plan are additive while individual performance constitutes a multiplier factor applied to the results of the EVC/KPI calculation.

     Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive’s base salary. The bonus as a percentage of salary varies by the level of the participant with target awards ranging from 8% for the lowest eligible position to 100% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and personal performance objectives.

     The short-term incentive comprises about 14% and long-term incentives comprise about 32% of total targeted annual compensation for an average CAE executive (the actual result may differ). For fiscal 2008 (“FY2008”) short-term incentive awards were paid to certain executives in the first quarter of fiscal 2009 for meeting or exceeding financial objectives, reporting segments’ key performance indicators, and individual objectives.

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     The following table illustrates the various STIP targets and maximums for the eligible positions. Bonus target and maximums are expressed as a percentage of salary:

FUNCTION	TARGET %	MAXIMUM %

President & CEO	100	240

Group Presidents & CFO	60	144

Executive Vice Presidents	50	120

Vice Presidents	30	72

Management	8-25	19-60

     The EVC target is determined by the Board of Directors at the beginning of the year taking into consideration CAE’s annual operating plan, market conditions and expectations and other factors the Board may deem relevant from year to year.

     Associated with the short-term incentive plan is a retention plan for CAE’s two Group Presidents, Marc Parent and Jeff Roberts. If either or both of the Group Presidents are not selected as the next President and CEO, and if other conditions are met, CAE will pay to the Group President(s) the following sums:

• A one-time bonus equivalent to his FY2008 base salary; and

• A one-time payment of an amount equal to the value of 50,000 Common Shares, based on the closing average price thereof on the TSX for the 20 trading days immediately prior to such date.

This payment obligation on the part of CAE will terminate in any of the following scenarios:

• A change of control of CAE triggering the Group Presidents’ rights under their change of control agreement with CAE; or

• Their resignation, termination for cause, death or long-term disability resulting in their not serving as a Group President when the retention plan conditions are met (no proration or partial payment will apply in any such situation).

This arrangement is hereafter referred to as the “GP Retention Plan”.

LONG-TERM INCENTIVE AWARDS

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from 20% for the lowest executive eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

     CAE’s long-term incentive plan comprises options (see “Stock Options”), long-term incentive deferred share units (see “Long-Term Incentive Deferred Share Unit Plans”) and Restricted Share Units (RSUs) (see “Restricted Share Unit Plan”). The number of executives entitled to receive stock options is limited to approximately 38 (being the most senior executives). In FY2008, the most senior executives received long-term compensation awards allocated in value equally between stock options, LTUs and RSUs. All other management entitled to long-term incentive awards are allocated 20% LTUs and 80% RSUs.

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Employee Stock Option Plan (ESOP), the exercise price of the stock options is equal to the weighted average price of the Common Shares on the TSX on the five days immediately preceding the day on which the options are granted. During FY2008, stock options were granted to certain officers of CAE and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the HR Committee in determining how many new options may be granted in a fiscal year. CAE expenses the cost of stock option grants.

     As of May 30, 2008 the ESOP provides for the issuance of a maximum of 5,543,146 Common Shares upon exercise of options granted under it but only 802,722 are not already the subject of option grants (representing about 0.32% of all issued and outstanding Common Shares on such date). The ESOP permits option grants having a term of up to ten years. Options currently issued under the ESOP have a term of six years (pre-2004 grants extend up to a few weeks longer) and vest and are exercisable as determined by the HR Committee, which historically correspond to 25% per year commencing one year after the date of grant. No ESOP participant may hold options on more than 5% (on an undiluted basis) of the issued and outstanding

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Common Shares from time to time. The number of Common Shares issued to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of CAE or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee should die while an employee of CAE or one of its subsidiaries, any option held by the optionee may be exercised within a six month period, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from CAE or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the thirty day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve CAE or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service. However, the optionee is entitled to exercise vested options within the 30-day period following termination of employment. After such time, all unexercised vested options will expire.

     Changes to the ESOP were approved in May 2007 to bring the ESOP in line with current market practices regarding: (i) surrender and cancellation without re-issue of an in-the-money option for its cash equivalent at the discretion of the HR Committee, thereby allowing an optionee to receive the cash equal to the fair market value of the shares underlying the option less the related option exercise price, in lieu of the shares, and (ii) what defines a change of control for the purpose of accelerated vesting of options under the ESOP to set it as the beneficial ownership or control over the majority of the shares or other voting securities of CAE or the sale of all or substantially all of the assets of CAE. In the latter circumstance, all options under the ESOP would vest immediately.

     Changes were also approved to sections of the ESOP pertaining to the expiry or limited exercise rights of employees who cease to be CAE employees in various circumstances, such as a lay-off or the sale of a CAE business unit involving an ESOP participant. A post-employment 30-day timeframe for option exercises in specific limited circumstances was introduced, and all options must be exercised within three months of an employee’s termination in all other circumstances other than death or disability. The ESOP was further amended to provide that the number of securities issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of CAE’s issued and outstanding securities. Other minor amendments of an administrative nature were also made.

CAE’s shareholders approved the following changes to the ESOP at last year’s special shareholder meeting:

1. General Amendment Provisions

The ESOP was amended to specify in what situations shareholder approval is required for certain types of amendments to the ESOP. Additionally, the HR Committee was given the authority to amend, suspend or terminate the ESOP or any option granted under the ESOP without obtaining shareholder approval in certain specific circumstances and subject to specific conditions.

2. 10-Day Term Extension if Option Expires During Blackout Period

The ESOP was amended to provide for an option expiration date that, if the option expires during a CAE-imposed blackout period or within nine days thereafter, the term of the option may be the later of the original fixed expiration date, or ten trading days after the date the blackout period ends if the original expiration date falls within, or within nine days after, a blackout period.

     The HR Committee may, with respect to any option, in accordance with and subject to the terms of the ESOP and in its discretion, waive, amend or vary the requirements set forth above. The ESOP provides that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances.

     Finally, the ESOP was amended by the HR Committee in 2008 to provide that the exercise price of a stock option be equal to the weighted average price of the Common Shares on the TSX on the five days immediately preceding the day on which the option is granted; previously it had been the closing price of the Common Shares on the TSX on the day immediately preceding the day on which the option is granted. The change was made to ensure that a broader average price protected against any unusual movement in the Common Shares price affecting the option pricing. The ESOP was also amended to restrict the

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HR Committee’s discretion to make amendments to prevent non-executive directors from becoming eligible participants in the ESOP, and to prevent changes to the ESOP assignment provisions for the purpose of permitting ESOP participants to either finance or otherwise facilitate derivative-type transactions pertaining to their options.

EQUITY COMPENSATION PLAN INFORMATION
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN 1ST COLUMN)	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES

Employee Stock
Option Plan	4,740,424	1.86%	$9.50	802,722	0.32%

The above chart is based on May 30, 2008 information; as of May 30, the weighted average remaining contractual life for the outstanding options was 3.57 years. CAE’s only equity compensation plan is its shareholder–approved ESOP.

LONG-TERM INCENTIVE DEFERRED SHARE UNIT PLANS

Fiscal 2004 Plan

In FY2004, CAE adopted a Long-Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries to partially replace the grant of options under CAE’s ESOP. An FY2004 Long-Term Incentive Deferred Share Unit (“FY2004 LTUs”) is equal in value to one Common Share of CAE. Determination of the number of FY2004 LTUs to be granted to a participant is made by dividing the dollar value of the FY2004 LTU grant by the closing market price of Common Shares on the TSX on the second trading day following the date of grant approval. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. The FY2004 LTU grants vested in 25% increments over four years, commencing one year after the date of grant. Upon or within a defined period following termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, or following a takeover bid for CAE, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of Common Shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP. No FY2004 LTUs have been granted by CAE since FY2004.

Fiscal 2005 Plan

CAE adopted the Long-Term Incentive Deferred Share Unit Plan – FY2005 (“FY2005 LTUP”) in FY2005. Determination of the number of units under the FY2005 LTUP (“FY2005 LTUs”) to be granted to a participant is made by dividing the dollar value of the FY2005 LTU grant by the average market price of Common Shares on the TSX on the five trading days preceding the date of grant approval. FY2005 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on Common Shares. An FY2005 LTU grant vests in 20% increments over five years, commencing one year after the date of grant. Upon or within a defined period following termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of Common Shares. Following a takeover bid for CAE, all unvested FY2005 LTUs will vest and employees terminating on such occasion or at any time thereafter will be entitled to receive the fair market value of the equivalent number of Common Shares for all their vested LTUs.

RESTRICTED SHARE UNIT PLAN

CAE has a performance-based Restricted Share Unit Plan (“RSUP”) for executives and managers of CAE and its subsidiaries. The RSUP helps ensure that CAE executives’ long-term incentive compensation includes an element directly based on the market performance of Common Shares. Determination of the number of restricted share units (“RSUs”) to be granted to a participant is made by dividing the dollar value of the RSU grant by the average market price of the Common Shares on the TSX on the five trading days preceding the date of grant approval. An RSU is equal in value to one Common Share of CAE.

RSUs granted pursuant to this Plan prior to FY2008 typically vest three years from the date RSUs are granted, as follows:

1.	100% of the units, if the Common Shares have appreciated at least 33% (10% annual compounded growth) over the vesting period; or

2.	50% of the units, if the Common Shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% over the vesting period.

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     RSUs granted pursuant to this Plan in FY2008 and afterwards typically vest three years from the date RSUs are granted, as follows:

1.	100% of the units, if the Common Shares have appreciated by a minimum annual compounded growth equal to the Bank of Canada 10-year risk-free rate of return on the grant date plus 3.5% over the vesting period; or

2.	50% of the units, if the Common Shares have met or exceeded the performance of the Standard & Poor Aerospace and Defence Index, adjusted for dividends, over the vesting period.

RSUP participants with vested RSUs are entitled to receive the fair market value of the equivalent number of Common Shares upon redemption.

DEFERRED SHARE UNIT PLAN

CAE has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of Deferred Share Units (“DSUs”). The Plan is intended to enhance CAE’s ability to promote a greater alignment of interests between executives and the shareholders of CAE, as well as to provide an alternate avenue for attaining prescribed share ownership levels for executives. A DSU is equal in value to one Common Share of CAE. The units are issued on the basis of the average closing board lot sale price per share of Common Shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The DSUs also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Common Shares. Upon or within a defined period following termination of their employment, DSU holders are entitled to receive the fair market value of the equivalent number of Common Shares.

EXECUTIVE SHARE OWNERSHIP POLICY

Under CAE’s share ownership policy, each key executive is expected to own a minimum number of Common Shares and/or units under the Deferred Share Unit Plan and LTUPs. The value of the required holding in Common Shares and/or units under the Deferred Share Unit Plan and LTUPs represents 300% of the CEO’s annual salary, 150% for Group Presidents and the CFO and 100% of other Vice Presidents’ annual salary. The required holding may be acquired over a five-year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align management and shareholder interests.

     As of March 31, 2008, all of the Named Executive Officers hold CAE shares and/or units under the Deferred Share Unit Plan and LTUPs valued in excess of the ownership policy. The table below sets out the number and value of shares held, the value of shares required to meet the ownership guidelines, and the value of shares held as a multiple of the Named Executive Officer’s base salary.

NAMED EXECUTIVE OFFICER	NUMBER OF	VALUE OF	VALUE REQUIRED	VALUE HELD AS
	SHARES/UNITS HELD	SHARES/UNITS HELD*	TO MEET GUIDELINES	MULTIPLE OF SALARY

R. E. Brown	936,685	$10,839,647	$3,120,000	10

M. Parent	109,016	$1,267,856	$660,000	3

J. Roberts	186,494	$2,168,925	$660,000	5

A. Raquepas	83,260	$968,314	$525,000	3

M. Gagné	90,691	$1,054,736	$285,000	4

* Assumes, for deferred share units and long-term incentive units, that all grants of same have fully vested.

RETIREMENT AND CHANGE IN CONTROL COMPENSATION

Pension Benefits

CAE provides pensions to provide income for our employees after their retirement. In Canada, eligible employees (including executives) participate in the Retirement Plan For Employees of CAE Inc. and Associated Companies (the “CAE Pension Plan”). Vice President level and higher executives participate as well in the Pension Plan for Designated Executive Employees of CAE Inc. and Associated Companies, and in the Supplementary Pension Plan for Certain Executive Employees of CAE Inc. and Associated Companies (the “Supplementary Plan”). The CAE Pension Plan for Designated Executive Employees is a defined contribution plan to which only CAE contributes. Pensions payable under the SERP program are paid directly by CAE. See “Executive Compensation – Summary Compensation Table” for details about the value of the accrued benefit to each of the Named Executive Officers. Except as discussed in “Change in Control Contracts” and, in respect of the Chief Executive Officer, in “Pension Benefits” below, CAE does not generally grant extra years of credited service under our pension plans.

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Change in Control Contracts

CAE is a party to agreements with ten executive officers, including the Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where either (i) the executive’s employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a period of 60 days after one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer; starting August 1, 2007, this reduces by one month for each month of service for the twelve months thereafter until it reaches 24 months) of annual compensation (salary, short-term incentive plan, bonus and benefits, payable as a lump sum), payment for long-term incentive deferred share units, the immediate vesting of supplementary credited service for the purposes of any pension or retirement income plans, vesting of all options which vest within two years from the date of the termination or resignation of the executive and extension of the exercise period for the options to permit the executive to exercise such options within the 24 months from the date of termination or resignation.

     A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of CAE; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of CAE’s market capitalization.

DETERMINATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

The salary of the President and Chief Executive Officer (“CEO”) is determined in accordance with CAE’s salary philosophy and policy, and is reviewed and approved annually by the independent members of the Board of Directors. Benchmark data demonstrates that the CEO’s total direct compensation (base salary, short-term and long-term incentive and other compensation) falls within CAE’s compensation policy and is above the third quartile (75th percentile) of the comparator group reflecting the significant restructuring activities which took place in 2005-2006, and the improved performance of CAE under his leadership in addition to his comprehensive industry and business experience. See also Appendix A, “Compensation”.

SHORT-TERM INCENTIVE AWARDS PROGRAM

CAE has an executive short-term incentive program. See “Annual Short-Term Incentive Awards”. The short-term incentive program as it pertains to the President and CEO focuses on the attainment of pre-determined economic value creation targets at CAE’s consolidated level and also challenged him to meet or exceed certain defined business objectives with respect to revenue, profit, orders, free cash flow and earnings per share.

The CEO’s targets and objectives for FY2008 included:

1. Meet and exceed annual operating plan financial objectives ($Millions, except EPS)

	TARGET	ACHIEVED
	$	$

Revenue	1,395	1,424

Profit	144	153

Order Intake	1,517	1,665

Free Cash Flow	125	173

Earnings Per Share	0.57	0.60	*

* $0.65 from continuing operations

2.	Execute growth initiatives

• Deploy new full-flight simulators to flight training centres’ network • Continue to develop CAE Global Academy

• Continue to develop CAE’s position in global flight and maintenance training services markets • Grow Modelling & Simulation business and integrate acquisitions • Commercialize R&D

• Grow Innovation

CAE / PROXY INFORMATION CIRCULAR

3.	Continue progress on employee engagement • Communication • Values

4.	Strengthen management and leadership to execute growth initiatives

Mr. Brown was considered by the Board to have exceeded his objectives.

     For FY2008, Mr. R. E. Brown received a short-term incentive award of $2,496,000 based on (i) the short-term incentive formula for economic value creation as described under Annual Short-Term Incentive Awards having been exceeded, and (ii) having exceeded his personal objectives summarised above. The level of achievement was over 200% against the STIP plan performance target, and his bonus payment represented 240% of the bonus target.

     In recognition of Mr. Brown’s extraordinary contribution to CAE’s success, the Board authorized a special bonus of $2,000,000 to be paid early in FY2009. This was granted in recognition of the shareholder value Mr. Brown has created in first restructuring CAE’s operations and then improving CAE’s performance.

LONG-TERM INCENTIVE AWARDS PROGRAM

The President and CEO is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the Restricted Share Unit Plan, in accordance with CAE’s long-term incentive program.

     In FY2008, for both that year and FY2009, Mr. R. E. Brown was granted 500,000 options, 250,000 FY2005 LTUs and 200,000 RSUs (half of the LTUs and all of the RSUs being in respect of FY2009), with immediate vesting for the latter two unit grants. These units will respectively be redeemable on March 31, 2009 for the RSUs, and upon termination of employment for the LTUs.

INDEBTNESS OF DIRECTORS AND MANAGEMENT

CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of CAE’s HR Committee was an officer or employee of CAE or any of its subsidiaries at any time during FY2008. No executive officer of CAE serves on the Board of Directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of CAE’s Board.

Submitted on behalf of the HR Committee:

Lawrence N. Stevenson, Chairman
Brian E. Barents
E. Randolph Jayne II
Lynton R. Wilson

CAE / PROXY INFORMATION CIRCULAR

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the Common Shares with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 2003.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN CAE INC. VS. S&P/TSX COMPOSITE INDEX
	2003	2004	2005	2006	2007	2008

CAE Inc.	$100	$191.15	$203.93	$310.16	$437.05	$393.11

S&P/TSX Composite Index	$100	$135.35	$151.54	$190.92	$207.55	$210.46

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Assumes $100 invested in Common Shares on March 31, 2003. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

CAE / PROXY INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The first of the following tables provides a summary of compensation earned during each of the last three fiscal years by the Chief executive officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries at March 31, 2008 (collectively, “Named Executive Officers” or “NEOs”). The second table provides the estimated value of the NEOs’ compensation packages for FY2006, FY2007 and FY2008.

			ANNUAL COMPENSATION							LONG-TERM COMPENSATION

EMPLOYEE NAME AND	YEAR	SALARY	BONUS[1]		OTHER ANNUAL	SECURITIES UNDER		LTUs	($)[5]	LTIP PAYOUTS		ALL OTHER
PRINCIPAL POSITION					COMPENSATION[2]	OPTIONS/ RSUs						COMPENSATION[6]
						GRANTED(#) [3] - 4

R. E. Brown	2008	$1,030,000	$2,496,000	/	$92,414	500,000	/		$3,321,250	$1,572,683	/	$56,927
President and Chief			$2,000,000			200,000				$5,460,460
Executive Officer
	2007	$973,333	$2,269,680		$108,000	0	/		$1,780,224	–		$27,500
						233,300
	2006	$936,700	$1,880,000		$96,339	0	/		$868,629	–		$29,610
						148,993

M. Parent	2008	$433,330	$633,600		$43,318	96,640	/		$363,050	$943,329	/	$23,519
Group President,						25,745				$410,835
Simulation Products
& Military Training and	2007	$400,000	$555,840		$41,997	91,600	/		$329,998	–		$12,000
Services						72,368
	2006	$365,000	$439,500		$27,580	–			–	–		$13,707

J. Roberts	2008	$433,330	$633,600		$55,514	96,640	/		$363,050	$721,745	/	$32,720
Group President,						25,745				$336,282
Innovation & Civil
Training and Services	2007	$400,000	$555,840		$63,465	91,600	/		$329,998	–		$12,000
						72,368
	2006	$360,000	$439,500		$66,000	77,400	/		$175,728	–		$7,190
						30,142

A. Raquepas	2008	$344,167	$504,000		$45,123	61,500	/		$231,000	0	/	–
Vice President, Finance						16,383				$248,625
and Chief Financial
Officer	2007	$306,667	$437,724		$70,869	57,800	/		$207,900	–		–
						22,796
	2006	$263,000	$318,000		$25,000	–			–	–		$5,000

M. Gagné	2008	$280,833	$314,253		$42,694	31,300	/		$117,566	$189,390		$11,333
Executive						8,338
Vice President
	2007	$255,152	$312,793		$32,492	29,800	/		$107,251	$95,478		–
						11,760
	2006	$214,667	$242,000		$36,133	40,000	/		$90,756	$18,023		–
						15,556

1	Amounts quoted in respect of all Named Executive Officers (“NEO”) for the indicated fiscal year represent the Short-Term Incentive Plan bonus earned in that year and paid in the first quarter of the following year. For Mr. Brown, two separate amounts are indicated: the first one corresponds to the bonus paid under the Short-Term Incentive Plan; while, the second one corresponds to the special bonus granted for exceptional performance. This second bonus was paid early in FY2009.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by CAE and includes amongst others, car leases or allowances and car operating expenses, Health Spending Account, additional life insurance premiums, and club memberships. J. Robert’s Other Annual Compensation amount includes $34,600 in 2006, $17,400 in 2007 and $2,400 in 2008 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003. The amount paid in FY2008 represented the last tranche due to Mr. Roberts for cost of living adjustment since his move to Montreal.

3	The first set of data represents the number of options granted while the second represents the number of RSUs granted in FY2007. Mr. Brown’s FY2006 grant vested after two years and his FY2007 RSU grant vested in accordance with a different schedule whereby 50% vest in May 2007 and 50% in May 2008. In all instances, vesting occurs in accordance with the description of FY2005 RSUs; see “Compensation Discussion and Analysis – Restricted Share Unit Plan”.

4	The value of currently unredeemable RSUs is as follows: R. E. Brown, $1,024,903; M. Parent, $320,143; J. Roberts, $654,029; A. Raquepas, $109,717; and M. Gagné $231,157. The modified Black-Scholes valuation model was used to determine the fair value of the RSUs granted as of March 31, 2008.

CAE / PROXY INFORMATION CIRCULAR

5	The indicated units comprise FY2004 LTUs and FY2005 LTUs – see “Compensation Discussion and Analysis – Long-Term Incentive Deferred Share Unit Plans – FY2004 and FY2005 Plans” except in the case of Messrs. Brown and Parent, who hold only FY2005 LTUs. 2,342,465 of these units were outstanding as at March 31, 2008, with a value of $27,242,845 based on CAE’s closing share price of $11.63 on that date. FY2005 LTUs vest over five years’ time; accelerated vesting happens in limited circumstances (long-term disability, involuntary termination, retirement, take over bid or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

6	Amounts quoted represent amounts paid in respect of the NEO’s participation in the CAE Employee Stock Purchase Plan and LTU dividends accrued during the fiscal year. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE Common Shares of up to 18% of their base salary. Under the plan, CAE made a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary. Under FY2004 and 2005 LTU Plans, units granted earn dividends similar to CAE stock, and dividends are converted into additional LTU units.

THREE-YEAR TOTAL COMPENSATION

The following tables show the total compensation, as well as pension and other annual compensation, for the President and Chief Executive Officer and other Named Executive Officers for the last three fiscal years (2008, 2007 and 2006):

			Fiscal Year

R. E. Brown	2008	2007	2006
President and Chief Executive Officer	$	$	$

Salary	1,030,000	973,333	936,700

Bonus	2,496,000 /	2,269,680	1,880,000
	2,000,000[1]

RSUs[2]	–	2,124,960	868,629

Long-Term Incentive Deferred Share Units[3]	1,762,500	1,780,224	868,629

Stock Options[4]	1,935,000	–	–

Total Direct Compensation	9,223,500	7,148,197	4,553,958

Other Compensation[5]	149,341	135,500	125,949

Annual Pension Service Cost	1,430,000[6]	592,000	424,000

Total	10,802,841	7,875,697	5,103,907

Pay for Performance Linkage	2008	2007	2006

Market Capitalization (as of March 31)	$2.95 billion	$3.28 billion	$2.30 billion

Return on Equity	17.6%	16.8%	9.6%

Total Shareholders Return – Three-Year Compound Annual Growth Rate	11.5%	22.6%	18.6%

Diluted Earnings Per Share	$0.60	$0.50	$0.25

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CAE / PROXY INFORMATION CIRCULAR

1	Amounts quoted in respect of all Named Executive Officers for the indicated fiscal year represent the Short-Term Incentive Plan bonus earned in that year and paid in the first quarter of the following year; for Mr. Brown, the second amount represents the special bonus received in FY2009.

2	Reports the value of the units on the date granted multiplied by the grant prices of $14.10, $9.12 and $5.83 in the referenced fiscal years. Note that actual value received if any, will differ. Mr. Brown’s FY2008 grant of RSUs was in respect of FY2009 and will be shown in his compensation costs for FY2009.

3	Reports the value of the units on the date granted multiplied by the grant prices of $14.10, $9.12 and $5.83 in referenced fiscal years. Note that actual value received, if any, will differ. Half of Mr. Brown’s FY2008 grant of LTIDSUs was in respect of FY2009 and will be shown in his compensation costs for FY2009.

4	Reports the value of the options on the date granted multiplied by the Black-Scholes values of $3.87, $3.71 and $2.34 in the referenced fiscal years. Note that the actual value received, if any, will differ.

5	Other Annual Compensation comprises other benefit expenses and allowances paid by CAE that aggregate $50,000 or more or 10% of the officer’s salary or bonus, and includes amongst others: car leases or allowances and car operating expenses; Health Spending Account; club memberships; and amounts paid in respect of the NEO’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of Common Shares of up to 18% of their base salary. Under the plan, CAE makes a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary. J. Robert’s Other Annual Compensation amount includes $34,600 in 2006, $17,400 in 2007 and $2,400 in 2008 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

6	Reports the current service cost for the indicated year for Mr. Brown’s benefit under the CAE pension plans. The service cost shown for FY2008 includes the special bonus paid in early FY2009.

7	Reports the current service cost for the indicated fiscal year for the CAE pension plans.

8	Each of Messrs. Parent and Roberts received in FY2008 the right from CAE to participate in the GP Retention Plan; for further details, see “Compensation Discussion and Analysis – Annual Short-Term Incentive Awards”. The contingent value of such deferred bonus was assessed at $1,014,833, based on the closing value of Common Shares on March 31, 2008 and the other elements of the Plan. This amount will be included in the bonus amount shown for each Group President in the year it is paid. Note that based on the terms of the GP Retention Plan, in some scenarios there may be no value at all realized by one or both Group Presidents under the Plan, or the actual value for one or both of them may be higher or lower than the assessed value depending on the value of Common Shares on the date the Plan right is activated.

SALARY AND BONUS

The salary and short-term incentive plan bonus earned by each of our NEOs in FY2008 is consistent with our compensation policies as discussed in ‘‘Compensation Discussion and Analysis – Elements of Compensation’’. The special bonus granted to Mr. Brown was separately awarded by the Board of Directors in FY2008.

RSU, LTIDSU AND OPTION AWARDS

For a description of the applicable formulas in determining the grants of RSUs, LTIDSUs and options under our Restricted Share Unit Plan, Long-Term Incentive Deferred Share Unit Plan and our ESOP, see ‘‘Compensation Discussion and Analysis – Restricted Share Unit Plan, Long-Term Incentive Deferred Share Unit Plans and Stock Options’’.

SHORT-TERM INCENTIVE PLAN COMPENSATION

Amounts reported in column (d) of the Summary Compensation Table reflect the amounts paid pursuant to our Short-Term Incentive Plan in respect of FY2008. The amount of each NEO’s award is generally equal to the officer’s award percentage, as determined by CAE’s attaining, or not, financial targets based on economic value created (EVC) and the officer’s attaining, or not, key performance indicators (KPIs), multiplied by the officer’s salary. See ‘‘Compensation Discussion and Analysis – Annual Short Term Incentive Awards’’ for further details. In accordance with the terms of the short term incentive plan, we generally make no payments if there has been no ECV and/or if the KPI results are less than 100% of the target set by the Board for that year. For Mr. Brown, column (d) also reflects the special bonus paid in early FY2009.

CAE / PROXY INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS

The following table provides information relating to plan-based awards granted in FY2008 to the Named Executive Officers.

				Estimated Possible Payouts Under		Estimated Future Payouts Under
			Non	-Equity Incentive Plan Awards[1]		Equity Incentive Plan Awards[2]

NAME	NCENTIVE AWARD	MINIMUM		TARGET	MAXIMUM	TARGET	ASSUMED TARGET
A)	REFERENCE	(C)		(D)	E )	F)	PRICE/DSU
	YEAR/GRANT DATE						REDEMPTION PRICE 3/
	(B)						BASE PRICE OF OPTION
							AWARDS
							(G)
		$		$	$	$	$

R. E. Brown
STIP	FY2008	0		1,040,000	2,496,000
RSU Plan[4]	2007-06-04
LTIDSU Plan[5]	2007-06-04					1,762,500	17.76
ESOP [6]	2007-06-04					2,540,000	14.10/19.18

M. Parent
STIP	FY2008	0		264,000	633,600
RSU Plan[4]	2007-06-04					457,231	17.76
LTIDSU Plan[5]	2007-06-04					457,231	17.76
ESOP [6]	2007-06-04					490,931	14.10/19.18

J. Roberts
STIP	FY2008	0		264,000	633,600
RSU Plan[4]	2007-06-04					457,231	17.76
LTIDSU Plan[5]	2007-06-04					457,231	17.76
ESOP [6]	2007-06-04					490,931	14.10/19.18

A. Raquepas
STIP	FY2008	0		210,000	504,000
RSU Plan[4]	2007-06-04					290,962	17.76
LTIDSU Plan[5]	2007-06-04					290,962	17.76
ESOP [6]	2007-06-04					312,420	14.10/19.18

M. Gagné
STIP	FY2008	0		142,500	342,000
RSU Plan[4]	2007-06-04					148,082	17.76
LTIDSU Plan[5]	2007-06-04					148,082	17.76
ESOP [6]	2007-06-04					159,004	14.10/19.18

1	The amounts in columns (c), (d) and (e) set forth the minimum, target and maximum values of the FY2008 Short-Term Incentive Plan awards assuming that: (i) EVC is created (ii) target EVC is attained at 100% (iii) maximum EVC is attained at 200% (iv) 100% of KPIs are attained and (v) the officer receives the maximum individual performance rating. The actual amount of each NEO’s FY2008 Short-Term Incentive Plan award is set forth in column (d) of the Summary Compensation Table above.

2	This section of the table is an illustration of potential future benefits resulting from the equity grants issued in FY2008 based on the assumptions listed below.

3	The table assumes payment for all three plans at the RSU full vesting target price of $17.76, as well as full vesting of all grants.

4	100% of the units granted under the RSU plan will be paid if, at the end of the valuation cycle, March 31, 2011, the Common Share price has reached an average closing price of $17.76 during the last 20 trading days of CAE’s fiscal year. Should CAE Common Shares be traded at a value lower than $17.76, then alternatively, 50% of the units will be paid if CAE stock performance over the same period meets or exceeds the S&P Aerospace & Defense Index performance. Restricted Share Units granted to the CEO vested upon grant and are redeemable on March 31, 2009. Note that actual value received, if any, will differ.

5	LTIDSUs refer to units issued under the Long-Term Incentive Deferred Share Unit Plan – FY2005. Note that actual value received, if any, will differ.

6	Pursuant to the terms of the plan, options under the ESOP were granted with an exercise price equal to the closing market price per Common Share on the TSX for all NEOs, in each case on the trading day immediately preceding the grant date. The closing market price on the grant date is shown in column (g) in the above table. FY2008 options were granted at $14.10 and the closing price of CAE common stock on March 31, 2008 was $11.63. Currently, option exercise would not generate any stock option benefit. The actual future payouts are not determinable as, if the options are in money, they will be based upon an unknown future CAE share price. Future options pay-out has been calculated using the following assumptions: Executives held their options for a period of four years and sold them at a price of $19.18. The price was derived from the FY2008 RSU performance test which requires a compounded appreciation of the Common Share price of 8% per year over the grant price. With a three-year term, the FY2008 RSU performance test is set at $17.76, while the four-year life assumption for the options was set at $19.18.

28

CAE / PROXY INFORMATION CIRCULAR

OPTION, SAR AND LTIP GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth grants to Named Executive Officers of 2005 LTUs during the financial year ended March 31, 2008.

LTIP – AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

NAME	SECURITIES, UNITS OR OTHER RIGHTS (#)[1]	PERFORMANCE
	FY2008 GRANT	OR OTHER PERIOD UNTIL
		MATURATION OR PAYOUT[2]

R. E. Brown	250,000	Upon termination of employment

M. Parent	25,745	Upon termination of employment

J. Roberts	25,745	Upon termination of employment

A. Raquepas	16,383	Upon termination of employment

M. Gagné	8,338	Upon termination of employment

1	For a description of FY2005 LTUs, see “Compensation Discussion and Analysis – Long-Term Incentive Deferred Share Unit Plans – Fiscal 2005 Plan”.

2	FY2005 LTUs vest over five years; accelerated vesting and payment occurs in the event of long-term disability, involuntary termination, retirement, take-over bid or death. In Mr. Brown’s case, all LTUs will be vested by June 15, 2008.

The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2008.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
NAME	COMMON SHARES	PERCENT OF TOTAL	EXERCISE OR	MARKET VALUE OF	EXPIRATION DATE
	UNDERLYING OPTIONS/	OPTIONS/SARS GRANTED TO	BASE PRICE ($/SECURITY)[1]	SECURITIES UNDERLYING
	SARS GRANTED (#)	EMPLOYEES IN FINANCIAL YEAR		OPTIONS ON THE DATE OF
				GRANT ($/SECURITY)[2]

R. E. Brown	500,000	43%	$ 14.10	$ 7,050,000	June 3, 2013
	200,000	36%	$ 12.47	$ 2,494,000	March 31, 2009

M. Parent	96,640	8%	$ 14.10	$ 1,362,624	June 3, 2013
	25,745	5%	$ 14.10	$ 363,005	June 4, 2010

J. Roberts	96,640	8%	$ 14.10	$ 1,362,624	June 3, 2013
	25,745	5%	$ 14.10	$ 363,005	June 4, 2010

A. Raquepas	61,500	5%	$ 14.10	$ 867,150	June 3, 2013
	16,383	3%	$ 14.10	$ 231,000	June 4, 2010

M. Gagné	31,300	3%	$ 14.10	$ 441,300	June 3, 2013
	8,338	2%	$ 14.10	$ 117,566	June 4, 2010

1	Line 1 represents options, and line 2 represents RSUs, granted in FY2008 to each NEO.

2	Options were granted to the Named Executive Officers on June 4, 2007 at an exercise price of $14.10 to purchase Common Shares. Exercise prices are equal to the closing price of the Common Shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant. RSUs were also granted on June 4, 2007 valued at $14.10, the closing price of the Common Shares on the TSX on the trading day immediately prior to the day the RSUs were granted. The RSUs will vest at the end of three years from the date of the grant, provided performance vesting conditions are met in accordance with the description of FY2005 RSUs; see “Compensation Discussion and Analysis – Restricted Share Unit Plan”. Mr. Brown’s RSUs of November 9, 2007 vested immediately and are redeemable on March 31, 2009.

CAE / PROXY INFORMATION CIRCULAR

OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details relating to pre-tax amounts received upon the exercise of stock options exercised by Named Executive Officers during FY2008, and the value of remaining exercisable and unexercisable options held by such officers.

NAME	SECURITIES,	AGGREGATE VALUE	UNEXERCISED OPTIONS AT	VALUE OF UNEXERCISED
	ACQUIRED ON	REALIZED ($)	FY2008-END (#)	IN-THE-MONEY OPTIONS AT
	EXERCISE (#)		EXERCISABLE/ UNEXERCISABLE[1]	FY2008-END ($)
				EXERCISABLE/ UNEXERCISABLE[2]

R. E. Brown	200,000	$ 1,572,683	800,000/500,000	$ 9,304,000 /$0

M. Parent	97,500	$ 943,329	71,650/214,090	$ 833,289 /$1,356,943

J. Roberts	111,050	$ 721,745	166,875/219,115	$ 1,940,756 /$1,424,384

A. Raquepas	0	0	63,575/128,400	$ 564,927 /$778,047

M. Gagné	63,500	$ 377,593	0/80,325	$ 0 /$570,161

1	Options were granted on (i) May 13, 2002 at an exercise price of $12.73 per share; (ii) May 23, 2003 at an exercise price of $4.13 per share; (iii) May 14, 2004 at an exercise price of $5.45 per share; (iv) June 16, 2004 at $5.89 and $6.19 per share; (v) February 1, 2005 at an exercise price of $4.96 per share; (vi) February 14, 2005 at an exercise price of $5.20 per share; (vii) May 16, 2005 at an exercise price of $5.83 per share; (viii) May 23, 2006 at an exercise price of $9.12 per share; and (ix) June 4, 2007 at an exercise price of $14.10 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth anniversary of the date of the grant, except for the options granted to the CEO which vest in accordance with the schedule defined in the “Long-Term Incentive Awards Program” section. CAE did not price downward any options held by any Named Executive Officers in fiscal 2008.

2	Options are in-the-money if the market value of the Common Shares covered by the options is greater than the option exercise price. The closing price of CAE’s Common Shares on the TSX on March 31, 2008 was $11.63.

PENSION BENEFITS

The Named Executive Officers are members of the CAE Pension Plan and the Supplementary Plan. The amounts payable under these arrangements are based on “average annual earnings” where “average annual earnings” is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

     CAE is obligated to fund or provide security to ensure payments under the Supplementary Plan upon retirement of the executive. CAE has elected to provide security by obtaining for retired executives letters of credit for a trust fund established for those executives who have retired.

     The following table shows the estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average annual earnings.

EXECUTIVE OFFICER PENSION PLAN TABLE

			NUMBER OF YEARS CREDITED SERVICE

AVERAGE ANNUAL EARNINGS	5	10	15	20	25	30

300,000	30,000	60,000	90,000	120,000	150,000	180,000

400,000	40,000	80,000	120,000	160,000	200,000	240,000

600,000	60,000	120,000	180,000	240,000	300,000	360,000

800,000	80,000	160,000	240,000	320,000	400,000	480,000

1,000,000	100,000	200,000	300,000	400,000	500,000	600,000

1,200,000	120,000	240,000	360,000	480,000	600,000	720,000

1,400,000	140,000	280,000	420,000	560,000	700,000	840,000

1,600,000	160,000	320,000	480,000	640,000	800,000	960,000

1,800,000	180,000	360,000	540,000	720,000	900,000	1,080,000

2,000,000	200,000	400,000	600,000	800,000	1,000,000	1,200,000

2,500,000	250,000	500,000	750,000	1,000,000	1,250,000	1,500,000

3,000,000	300,000	600,000	900,000	1,200,000	1,500,000	1,800,000

4,000,000	400,000	800,000	1,200,000	1,600,000	2,000,000	2,400,000

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The Supplementary Plan provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five-year top average salary and short-term incentive compensation, the latter calculated at the higher of actual or target bonus) for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. Executives may retire from the company from age 60 with full pension entitlement. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Québec Pension Plan amounts. R. E. Brown’s pensionable service was calculated as 1.5 times continuous service until June 1, 2007 and thereafter is calculated at 2.5 times continuous service.

The credited years of pensionable service and the present value of the Named Executive Officers’ accumulated benefit as at May 30, 2008 under the CAE Pension Plan and the Supplementary Plan are:

NAME	NUMBER OF YEARS	PRESENT VALUE OF
	CREDITED SERVICE	ACCUMULATED BENEFIT[1]
	(#)	($)

R. E. Brown	6.34	$5,255,000

M. Parent	3.17	$458,000

J. Roberts	4.67	$683,000

A. Raquepas	7.5	$787,000

M. Gagné	7.08	$698,000

1	The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 22 to our consolidated financial statements for the fiscal year ended March 31, 2008. The total present value of accumulated benefits in our financial statements is calculated in accordance with Canadian GAAP.

2	CAE has agreed with Mr. Parent to hold him harmless from the loss of certain pension entitlements with his former employer. This obligation decreases correlatively with the increase in Mr. Parent’s pension entitlement with CAE, and is expected to cease in several years.

Interest Rate Retirement Age Mortality Rates Future Bonuses Salary increase projection CICA 3461	5.5% per annum Age 60 (age 65 for Mr. Brown) UP 94 projected to 2015 (AA scale) According to target percentage 3.5%

For additional information about the Canadian Pension Plan and the Supplemental Plan, see ‘‘Compensation Discussion and Analysis – Retirement and Change in Control Compensation’’.

ESTIMATED RETIREMENT AND CHANGE IN CONTROL PAYMENTS AND BENEFITS

The following table sets forth estimates of the amounts payable to each of our Named Executive Officers upon the specified events, assuming that each such event took place on March 31, 2008. The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favor of executive officers, including the CAE Pension Plan, the ordinary DSU plan and the Employee Stock Purchase Plan. In addition, the table does not include the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth above in ‘‘Executive Compensation – Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values”. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see ‘‘Compensation Discussion and Analysis – Elements of Executive Compensation’’.

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	R. E. Brown	M. Parent	J. Roberts	A. Raquepas	M. Gagné
	($)	($)	($)	($)	($)

Retirement
LTIDSUs[1]	2,105,204	798,560	966,190	501,083	368,262
RSUs[2]	1,356,640	1,036,595	1,152,277	473,462	302,515
Stock Options[3]	–	497,600	490,061	193,713	172,099
Supplemental Plan[4]	473,560	64,770	72,590	84,030	60,930

Total	3,935,304	2,397,525	2,681,118	1,252,288	903,806

Termination
Following
Change in Control
Salary/Severance	7,584,000	1,966,000	1,966,000	1,540,000	1,142,000
LTIDSUs[5]	2,105,000	451,000	548,000	281,000	219,000
RSUs[6]	1,356,640	760,000	877,000	301,000	216,000
Options[7]	–	440,000	433,000	157,000	153,399
Supplemental Plan[4]	1,744,000	203,000	158,000	106,440	117,000
Perquisites,
Executive Health &
Welfare Benefits	347,768	135,389	135,389	135,389	115,389

Total	13,137,408	3,955,389	4,117,389	2,520,829	1,962,788

1	The DSU value has been calculated by multiplying the number of units that will vest after the retirement date, assuming retirement as March 31, 2008, and which will be redeemable within the year following the year the executive left for retirement. Value was calculated at $11.63 which represents the closing price of CAE common stock on March 31, 2008.

2	RSU value has been established by multiplying the number of units that will vest after the retirement date, assuming retirement as of March 31, 2008 by the March 31, 2008 closing price of CAE Common Shares for all units payable in May 2008, and by the performance target price of $12.13 and $17.76 respectively for the grants payable in May 2009 and June 2010.

3	Options value has been calculated by multiplying the number of units that will vest after retirement, assuming retirement as of March 31, 2008 by the closing price of the Common Shares as of March 31, 2008 of $11.63, less the applicable option price.

4	The Supplemental Plan benefits set forth for each Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the ‘‘Pension Benefits’’ table above. While the CEO is eligible for retirement, the other NEOs are not, and so for this purpose we have assumed that each NEO has retired at the age of 60.

5	The DSU value has been calculated by multiplying the number of units that will vest following termination upon a change of control as of March 31, 2008, and which will be redeemable within the year following the year the executive left. The value was calculated at $11.63, which represents the closing price of CAE common stock on March 31, 2008. Note that actual value will differ.

6	RSU value has been established by multiplying the number of units that will vest following termination upon a change of control as of March 31, 2008 by the March 31, 2008 closing price of CAE Common Shares of $11.63. Note that actual value will differ.

7	Options value has been calculated by multiplying the number of units that will vest after termination upon a change of control as of March 31, 2008 by the March 31, 2008 closing price of CAE Common Shares of $11.63, less the applicable option price. Note that actual value will differ.

PAYMENTS MADE UPON RETIREMENT

As quantified in the table above, following retirement, a Named Executive Officer is generally entitled to receive: (1) at the award vesting date, payment for each outstanding RSU grant subject to the performance test being met or exceeded, (2) at the latest, in the year following the retirement year, the entire value of any LTIDSUs held by the Named Executive Officer, (3) continued vesting of options after retirement, and (4) benefits under the CAE Pension Plan and Supplemental Plan, calculated in accordance with the plan’s retirement provisions for age 60 for all Named Executive Officers except for the CEO.

     As described in ‘‘Compensation Discussion and Analysis – Retirement and Change of Control Compensation’’, we have entered into change in control agreements with each Named Executive Officer. As quantified in the table above, upon a termination within one year of a change in control, the CEO is entitled to receive: (1) severance in an aggregate amount equal to three years of service (on a declining base month for month until August 2008 when it settles at two years of service) based on the CEO’s salary and average annual bonus (determined in the latter case over the prior three years); (2) immediate vesting and payout of the RSU and LTIDSU plan awards; (3) benefits under the CAE Pension Plan and Supplemental Plan, as supplemented by three years of service (on a declining base month for month until August 2008 when it settles at two years of service); and (4)

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perquisites executive health and welfare benefits for a period of three years (on the same declining basis) for the CEO. The table above also quantifies what the other Named Executive Officers are entitled to receive:(1) severance in an aggregate amount equal to two years of service based on the Named Executive Officers’ salary and average annual bonus (determined in the latter case over the prior three years); (2) immediate vesting and payout of the RSU and LTIDSU plan awards; (3) benefits under the CAE Pension Plan and Supplemental Plan, as supplemented by two additional years of service); and (4) perquisites executive health and welfare benefits for a period of two years for the other Named Executive Officers.In addition, all outstanding options become exercisable upon a change in control without regard to whether the Named Executive Officer is terminated.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.

OTHER MATTERS

The management of CAE is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

To propose any matter for a vote by the shareholders at an annual meeting of CAE, a shareholder must send a proposal to the Vice President, Legal, General Counsel and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CAE’s 2009 annual meeting must be received no later than March 23, 2009. CAE may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the deadline noted above.

ADDITIONAL INFORMATION

CAE shall provide to any person or company, upon written request to the Vice President, Legal, General Counsel and Corporate Secretary CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6, telephone number 514-734-5779 and facsimile number 514-340-5530

1.	one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2.	one copy of the 2008 Annual Report to Shareholders containing comparative financial statements of CAE for FY2008, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3.	one copy of this Information Circular.

All such documents may also be accessed on CAE’s web site (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis, or on SEDAR at www.sedar.com for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Board of Directors of CAE.

DATED at Montreal, this 18th day of June, 2008

Hartland J. A. Paterson

Vice President, Legal, General Counsel and Corporate Secretary

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APPENDIX A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a Canadian reporting issuer with Common Shares listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices are required to meet applicable rules adopted by the Canadian Securities Administrators (CSA) and of the United States Securities and Exchange Commission (SEC), as well as provisions of the rules of the NYSE and of the Sarbanes-Oxley Act of 2002 (SOX). The Board and its Corporate Governance Committee continue to monitor governance practices in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities.

     Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-US company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s web site (www.cae.com), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with those provisions of SOX and the rules adopted by the SEC pursuant to that Act that are currently applicable to CAE.

     CAE has for 60 years maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

     The Board of Directors of CAE has determined that it is comprised of independent Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and as described herein pursuant to the CSA rules, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive Chairman. With the exception of the Executive Committee of the Board, Mr. R. E. Brown does not sit on Board Committees, and all Committees are composed of independent Directors only.

     Directors are informed of the business of CAE through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees.

The Committees of the Board of Directors of CAE are:

• the Audit Committee (which held 5 meetings in FY2008; 100% aggregate Director attendance); • the Executive Committee (which held 3 meetings in FY2008; 100% aggregate Director attendance);

• the Corporate Governance Committee (which held two meetings in FY2008; 100% aggregate Director attendance); and • the HR Committee (which held five meetings in FY2008; 100% aggregate Director attendance).

During FY2008, the Board of Directors held seven meetings (98% aggregate Director attendance).

     Documents and information that are stated in this appendix to be available on CAE’s web site can be found at www.cae.com/Corporate-Governance. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out in this Information Circular.

THE BOARD OF DIRECTORS

The Board of Directors of CAE is responsible for choosing CAE’s Chief Executive Officer and for supervising the management of the business and affairs of CAE, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to CAE’s strategic direction, business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

     The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with CAE’s business.

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     The Board of Directors oversees the identification of the principal risks of the business of CAE and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

     In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of CAE and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of CAE. Any responsibility that is not delegated to senior management or to a Committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors.

     Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

SUCCESSION PLANNING AND PERFORMANCE MONITORING

The Board of Directors has delegated to its HR Committee initial responsibility to review CAE’s processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President and Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of CAE, as well as the quality and effectiveness of the senior management team. Based upon that review, the HR Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer. See also “Compensation”.

COMPOSITION AND INDEPENDENCE OF THE BOARD

The Board has determined that 11 of the 12 nominees for election as Directors of CAE are independent within the meaning of National Instrument 58-101 and the NYSE rules; as CAE’s President and Chief Executive Officer, Mr. R. E. Brown is not considered to be independent within that meaning. One of CAE’s Directors (Mr. Tony Fell) is an officer of an entity that provides financial services to CAE and/or its subsidiaries. The Board considers this Director to be independent because: • such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board; • no such service is considered material to CAE or its subsidiaries, and could be sourced from other suppliers of a similar quality standard; • the Director did not provide any of such services personally; and • the amount of fees received by such entity for services to CAE or its subsidiaries is not material to such entity.

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INDEPENDENT DIRECTORS’ MEETINGS

The independent Directors meet separately at each regularly scheduled meeting of the Board of Directors – six times during FY2008 – and at each meeting of the HR Committee and Audit Committee. At the Board meetings, the independent Directors’ meetings are chaired by the non-executive Chairman; at Committee meetings, by the Chairman of that Committee. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

INDEPENDENT CHAIR

Mr. L. R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the independent Directors may be sent to the attention of Mr. L. R. Wilson, at CAE’s address listed in this Information Circular.

The Board and its Committees are also able to retain and meet with external advisors and consultants.

BOARD SIZE

The Board of Directors is of the view that its size (12 members) is conducive to efficient decision-making.

BOARD MANDATE

The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of CAE with the objective of enhancing CAE’s value.

     The Board Mandate, the text of which can be found in Appendix B of this Information Circular, sets out the responsibilities to be discharged by the Board.

POSITION DESCRIPTIONS

The position descriptions for the Chairman and the Committee Chairs are available on CAE’s web site (www.cae.com).

     The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties.

     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing CAE’s value. It also provides that the President and Chief Executive Officer is accountable to the Board for, amongst other things: formulating and executing business strategies; overseeing CAE’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.

     In addition, the Human Resources Committee reviews corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year, which are ultimately approved by the Board. The Human Resources Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.

ORIENTATION AND CONTINUING EDUCATION

The Governance Committee is responsible for overseeing and making recommendations to the Board regarding the orientation of new Directors and to establish procedures for, and approve and ensure an appropriate orientation program for new Directors. New Directors meet with CAE’s executive officers, including the CEO and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE’s business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. Due to the experience level of CAE’s Board of Director members, no formal continuing education program is believed to be required at this time but the Governance Committee will monitor both external developments and the Board’s composition to determine whether such a program may become useful in the future.

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     New Directors of CAE receive an induction package comprising information on CAE, its Code of Business Conduct, the Board Member’s Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.

COMPENSATION

The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

     As indicated above, the Human Resources Committee reviews and approves the design and administration of all executive compensation and benefit plans and policies for CAE other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee. The Human Resources Committee is also responsible for the administration of CAE’s executive pension plans, the monitoring of CAE’s pension fund investments and for management development and succession planning. The Human Resources Committee consists of L. N. Stevenson (Chairman), B. E. Barents, E. R. Jayne II and L. R. Wilson, all of whom are determined by the Board of Directors to be independent Directors.

ETHICAL BUSINESS CONDUCT

CAE has a Code of Business Conduct that governs the conduct of CAE’s officers, employees, contractors and consultants, as well as a Board Member’s Code of Conduct that governs the conduct of CAE’s Directors. The Code of Business Conduct and the Board Member’s Code of Conduct are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of CAE. See also “Committees –Governance Committee”. CAE uses Ethicspoint, a third-party whistleblower reporting service, to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports, the Board or Audit Committee may receive from management or the whistleblower service, the Governance Committee receives an annual report from management on CAE’s management’s compliance with the Code of Business Conduct.

COMMITTEES

Each of the Committees of the Board of Directors is currently composed entirely of independent Directors, except the Executive Committee (two of the three members of which are independent Directors).

EXECUTIVE COMMITTEE

During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any limitations which the Board of Directors may from time to time impose and limitations provided by statute and CAE’s by-laws, exercise all of the powers of the Board in the management and direction of the operations of CAE. The members of the Executive Committee are R. E. Brown, A. S. Fell, and L. R. Wilson (Chairman).

     Current mandates for each of the Committees as well as CAE’s Corporate Governance Guidelines are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of CAE.

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GOVERNANCE COMMITTEE

The Governance Committee is responsible for reviewing the effectiveness of the Board and CAE’s corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and monitoring that CAE’s Code of Business Conduct is implemented throughout CAE; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the Board of Directors and its Committees; (iv) reviewing the size and composition of the Board of Directors; (v) establishing selection criteria for Board members; (vi) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (vii) assessing the adequacy and form of compensation of Directors; and (viii) reviewing and approving CAE’s Donation policy. The Governance Committee uses the following process to select and nominate Directors: it identifies desirable skill sets, industry experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further CAE’s interests. The Governance Committee reviews with the Chairman, CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes. The Chairman and other Directors may then approach potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and will interview those interested to determine their suitability for nomination. The potential nomination of any new Director is then reviewed with other members of the Board of Directors before a final determination to nominate them is made. The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

     The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member’s Code of Conduct.

     The members of the Governance Committee of the Board are A. S. Fell (Chairman), H. G. Emerson, J. F. Hankinson, R. Lacroix, and L. R. Wilson, all of whom are independent Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange–related services to CAE in FY2008 and continues to provide such services to CAE. The bank’s fees to CAE are less than 2% of the bank’s annual consolidated gross revenues.

     The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of CAE in appropriate circumstances. All Committees may engage outside advisors at the expense of CAE.

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AUDIT COMMITTEE

The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

     SEC rules require CAE to disclose annually whether its Board of Directors has determined that there is at least one “Audit Committee financial expert” on its Audit Committee, and if so, the name of the Audit Committee financial expert. The rules define an “Audit Committee financial expert” to be a person who has: • an understanding of financial statements and, in the case of CAE, Canadian generally accepted accounting principles; • the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; • experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by CAE’s financial statements, or experience actively supervising one or more persons engaged in such activities; • an understanding of internal controls and procedures for financial reporting; and • an understanding of Audit Committee functions.

One Audit Committee member, Mr. J. F. Hankinson, has been determined by the Board to be an Audit Committee financial expert. In addition the Board, in its judgment, has determined that each other member of the Audit Committee is financially literate.

     The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee: • accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or • be an affiliated person of CAE or any subsidiary thereof.

     The Board has determined that all of the Audit Committee members are “independent” as defined by the SEC and NI 58-101.

     The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of CAE, including the annual and interim consolidated financial statements, the interim Management’s Discussion and Analysis, the Annual Information Form and Management’s Discussion and Analysis contained in the annual report.

     The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

     The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J. F. Hankinson (Chairman), J. A. Craig, P. Gagné and K. B. Stevenson.

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ASSESSMENT OF DIRECTORS

The Governance Committee has the mandate and responsibility to review, on a periodic basis, the performance and effectiveness of the Directors as a whole, and each individual Director.

     The Governance Committee annually assesses and provides recommendations to the Board on the effectiveness of the Committees and the contributions of the Directors. The Committee annually surveys Directors to provide feedback on the effectiveness of the Board and its Committees. The Governance Committee may then recommend changes based upon such feedback to enhance the performance of the Board and its Committees.

COMMUNICATION POLICY

The disclosure policy and procedures of CAE are reviewed periodically by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE’s internal Disclosure Committee, comprised of the Chief Financial Officer, the General Counsel, the Vice President, Public Affairs and Global Communications and the Vice President, Investor Relations and Strategy, reviews all quarterly and annual Management Discussion & Analysis of CAE’s results as well as the interim and annual financial statements, the related press releases and other public disclosures by CAE. CAE has a Global Communications and Investor Relations Department that responds to investor inquiries. CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and web site (www.computershare.com) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’ web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

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APPENDIX B – CAE INC. BOARD MANDATE

CAE INC. BOARD OF DIRECTORS’ RESPONSIBILITIES

     Management is responsible for the management of the Company. The Board is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management.

In fulfilling its mandate, the Board shall, among other things:

MANDATE
The Board shall act in the best interest of the Company.

COMMITTEES

The Board will maintain an Audit Committee, a Human Resources Committee and a Governance Committee, each comprised entirely of independent Directors. The Board may also maintain an Executive Committee. The Board may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee. The independent Directors will periodically, as they see fit, hold meetings without management.

STRATEGY

The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

CORPORATE GOVERNANCE

Corporate Governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and management proxy circular.

     The Board periodically reviews a Disclosure Policy for the Company that, inter alia: addresses how the Company shall interact with shareholders, analysts and the public and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its web site, and they in turn can provide feedback to the Company in a number of ways, including email.

     The Board, through its Audit Committee, monitors the integrity of the Company’s internal controls and management information systems.

     The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices generally.

The Board periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

AUDIT, FINANCE AND RISK MANAGEMENT

The Board authorizes the Audit Committee to assist the Board in overseeing:

i.	the integrity and quality of the Company’s financial reporting and systems of internal control and risk management;

ii.	the Company’s compliance with legal and regulatory requirements;

iii.	the qualifications and independence of the Company’s external auditors; and

iv.	the performance of the Company’s internal accounting function and external auditors.

CAE / PROXY INFORMATION CIRCULAR

SUCCESSION PLANNING

The Board develops, upon recommendation of the Human Resources Committee, and monitors a succession plan for senior officers of the Company.

OVERSIGHT AND COMPENSATION OF MANAGEMENT

The Board considers recommendations of the Human Resources Committee with respect to:

i.	the appointment and compensation of senior officers of the Company at the level of Vice President and above;

ii.	the compensation philosophy for the Company generally;

iii.	the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which officers are or may be eligible to participate, and;

iv.	the Company’s retirement policies and special cases.

The Board communicates to the CEO and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the CEO’s position description and objectives and his performance against these objectives.

ENVIRONMENTAL AND SAFETY MATTERS

The Board approves Health & Safety and Environmental policies and procedures and reviews any material issues relating to environmental and safety matters and management’s response thereto.

DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION

The Board, through the Corporate Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent.

     The Board, through the Corporate Governance Committee, develops a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its Committees and the contributions that individual Directors are expected to make, and develops a program of continuing education if needed for Directors.

     The Board considers recommendations of the Corporate Governance Committee with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director of the Company.

ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS

The Board considers recommendations of the Corporate Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the Committees of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chairman of the Board and/or the Chairman of the Corporate Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The number of Directors permits the Board to operate in a prudent and efficient manner.

PENSION PLANS

The Board is responsible to oversee the management of the Company’s pension plans and does this through its Human Resources Committee.

OUTSIDE ADVISERS

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chairman of the Board, and have access to the advice and services of the Company’s Secretary, who is also the Vice President, Legal and General Counsel.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.4 billion, CAE employs more than 6,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil full-flight simulators and training devices. Through our global network of 27 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

2008 financial highlights

(amounts in millions, except per share amounts)	2008	2007	2006

Operating results
Continuing operations
Revenue	1,423.6	1,250.7	1,107.2
Earnings	164.8	129.1	69.6
Net earnings	152.7	127.4	63.6

Financial position
Total assets	2,253.2	1,956.2	1,716.1
Total debt, net of cash	124.1	133.0	190.2

Per share
Earnings from continuing operations	0.65	0.51	0.28
Net earnings	0.60	0.51	0.25
Dividends	0.04	0.04	0.04
Shareholders’ equity	3.74	3.30	2.69

CAE Annual Report 2008 | 1

CAE Annual Report 2008 | 2

Chairman’s
Message

During fiscal 2008, CAE continued to diversify its activities in both the civil and military markets, among products and services, as well as in the various regions of the world. Initiatives such as pilot provisioning, expansion in emerging markets and a focus on leveraging modelling and simulation technologies helped to provide earnings stability and strategic flexibility.

The year was marked not only by continued financial success, but also by recognition for improvements in corporate governance. In January 2008, CAE was named co-winner in the large enterprise category of Excellence in Corporate Governance, an initiative by the Korn/Ferry International firm and Commerce magazine. The award is based on the corporate governance practices of a Board of Directors and management among companies headquartered in Quebec. For CAE, the balance, diversity and team spirit exhibited by the Board and management were cited among the winning attributes, as was the Company’s focus on transparency.

On behalf of the Board, I would like to salute the CAE management team, under the leadership of Mr. Robert Brown, and all CAE employees. We remain confident in the Company’s future.

Lynton R. Wilson
Chairman of the Board

CAE Annual Report 2008 | 3

CAE Annual Report 2008 | 4

Message to
Shareholders

Revenues increased 14% to reach $1.4 billion, approximately 60% of which was generated outside North America. Our earnings from continuing operations also increased by 28% to total $164.8 million, and we continued to strengthen our financial position, finishing the year with a positive free cash flow of $173.4 million.

The strategy that we announced in February 2005 has paid off. Since then, we have successfully increased revenues and earnings. We achieved these results while improving our balance sheet and maintaining our business portfolio’s balance between the military and civil activities, and products and services. At the same time, we improved our geographic diversification. For this fiscal year, our revenues originated one third from North America, one third from Europe and one third from the emerging regions comprising Asia-Pacific, the Middle East and South America. Orders generated were closely divided between military and civil, totalling $746.1 million and $919.4 million respectively.

During 2008, CAE’s position strengthened around the world. In the Asia-Pacific region, we signed a 10-year pilot training agreement with AirAsia and selected Kuala Lumpur as our Southeast Asian training hub. In India, we are increasing our footprint by building a training centre and partnering with the government of India for pilot training in two national flight academies. We acquired one of India’s leading military simulation companies and are developing a helicopter training centre with joint venture partner Hindustan Aeronautics Limited. We increased our training capacity in our Dubai joint venture training centre and expanded our training centres in the U.K., the Netherlands and China. In North America, we opened a business aviation training centre in New Jersey and signed contracts for training centre operations services with Air Canada and UPS. We announced training programs to address 90% of all business aviation aircraft fleets.

CAE sold 37 full-flight simulators – a near record – to airlines, OEMs and aircraft operators in Asia, Europe, North America, the Middle East and Australia. Our investment in innovation continued and we launched a number of new technological firsts. CAE continued to lead the industry in developing prototype simulators for new aircraft, and our new breakthrough simulator, the CAE 5000 Series, which was designed specifically to address emerging training requirements and markets, was also put into service.

On the military side, CAE’s position was strengthened in key programs for the U.S. Navy and CAE won contracts in the Netherlands, Singapore, France, Germany, and the U.K. New NH90 program contracts were signed in Australia and Europe, while in Canada the CAE-led team was qualified as the only team compliant for the C-130J and CH-47 aircrew training capability. Contracts were also signed to develop prototype simulators for a variety of OEMs, including Boeing for the P-8A Poseidon and Alenia Aermacchi for the M-346 advanced lead-in fighter trainer.

The 2008 results strengthened our balance sheet, and we are confident about our ability to face the future. CAE has the flexibility to pursue growth initiatives and continue to do some acquisitions to grow our military modelling and simulation capabilities as well as our training and services business. This flexibility has also permitted us to increase the dividend from $0.01 to $0.03 per quarter.

CAE Annual Report 2008 | 5

n summary, we have solid financials, our business activities are well balanced and diversified, and we have the flexibility to react quickly to changes and opportunities in the market. Our people share an entrepreneurial spirit and they are committed to taking CAE to the next level.

We have several priorities as we begin the new year. The Company will continue to maintain a solid financial base, grow a strong management team and nurture employee engagement. We will execute our current initiatives and grow our military and civil training and services sectors. And we will stay one step ahead, offering innovative technologies that improve our clients’ operational efficiency, provide them with the best synthetic training possible, and improve the safety of their flights. n closing, I extend my appreciation to our CAE team around the world for a job well done, to our CAE Board members for their counsel and to our shareholders for their continued confidence in CAE.

OUTLOOK

Fiscal 2009 will bring its own challenges, such as the continued strengthening of the Canadian dollar, the fund markets in the U.S., the ever-increasing price of oil and the ongoing situation of world airlines, particularly in the U.S.

Challenges aside, however, this new year will also present many opportunities. The aerospace and defence sectors remain strong despite the economic and financial market volatility. Worldwide aircraft traffic is expected to double in the next 20 years. The business jet market is seeing unprecedented growth with all manufacturers reporting historically high orders. On the commercial side, after the last three years of record order intake, Airbus and Boeing forecast between 22,000 and 27,000 aircraft deliveries over the next 20 years. They are receiving strong orders from the Asia-Pacific region and the Middle East. Compounding this demand is an industry-wide expected shortage of 18,000 pilots per year for the next 20 years, with a high proportion of these pilots coming from emerging markets. On the military side, the nature of warfare is changing. Forces are relying more and more on synthetic training. For armed forces everywhere, the benefits of training in simulators include reduced cost, lower risk, and less wear and tear on aircraft already experiencing high operational use. More importantly, simulation is increasingly used for mission rehearsal to prepare personnel before they go into combat. CAE is developing products and services to help meet these growing needs.

CAE is also increasingly well positioned for the future because we’ve modernized the way we work. There is an entrepreneurial spirit and a culture of financial discipline throughout the organization. Hand in hand with our employees, we are learning to adapt quickly to the complex political and business realities around the world.

Employee engagement levels have significantly improved and our commitment and efforts were recognized when we were chosen in October 2007 by Mediacorp Canada as one of Canada’s Top 100 Employers and one of Montreal’s Top 15 Employers, and by the Financial Post as one of Canada’s 10 Best Companies to Work For.

Robert E. Brown

President and Chief Executive Officer

CAE Annual Report 2008 | 6

CAE Annual Report 2008 | 7

Group Presidents

THROUGHOUT OUR 60-YEAR HISTORY, WE HAVE INNOVATED TO HELP OUR CUSTOMERS STAY ONE STEP AHEAD IN ENHANCING THE SAFETY, EFFICIENCY, RELIABILITY AND READINESS OF THEIR OPERATIONS. WE CONTINUE TO DO THIS IN TODAY'S COMPLEX GLOBAL BUSINESS ENVIRONMENT BY REMAINING ONE STEP AHEAD IN INNOVATION, IN ANTICIPATING OUR CLIENTS' NEEDS AND IN OUR GLOBAL REACH.

Marc Parent
Group President
Simulation Products and
Military Training & Services

Jeff Roberts
Group President
Innovation and
Civil Training & Services

CAE Annual Report 2008 | 8

CAE IS A DYNAMIC AND FOCUSED LEADER WITH THE BUSINESS BALANCED EQUALLY AMONG CIVIL AND MILITARY, AND PRODUCTS AND SERVICES.

CAE Annual Report 2008 | 9

CAE Global Reach
ANCHORAGE
COLD LAKE
MOOSE JAW
MONTREAL
VANCOUVER
SEATTLE
McCHORD
MINNEAPOLIS
MIRABEL
OTTAWA
TORONTO
TRENTON
GAGETOWN
MONCTON
GREENWOOD
DENVER
LITTLE ROCK
MORRISTOWN
SAN JOSE
CREECH
RICHARDSON
OKLAHOMA
FORT CAMPBELL
HAMPTON ROADS
PHOENIX
MESA
TUCSON
CHERRY POINT
SAN DIEGO
DYESS
DALLAS
DOBBINS
CHARLOTTE
DAVIS-MONTHAN
KEESLER
HOLLOMAN
TAMPA
ORLANDO
SÃO PAULO
SANTIAGO
CAE one step ahead

LEGEND

- ■ (red) AVIATION TRAINING
- ■ (green) AVIATION SERVICES
- ● (blue) MILITARY TRAINING
- ● (yellow) MILITARY SERVICES
- ▲ SIMULATION PRODUCTS OPERATIONS
- ▼ CAE PROFESSIONAL SERVICES OFFICES
- ◆ PRESAGIS OFFICES
- □ FLIGHT ACADEMIES AND CAE GLOBAL ACADEMY
- ○ EXPANSION

NORTH AMERICA

CANADA

● (yellow)	COLD LAKE
● (yellow)	GAGETOWN
● (yellow)	GREENWOOD
● (yellow) ▼	MIRABEL
□	MONCTON
■ (red) ▲ ▼ ◆	MONTREAL
● (yellow)	MOOSE JAW
■ (green) ▼	OTTAWA
■ (red) ■ (green)	TORONTO
● (yellow)	TRENTON
■ (red) ■ (green)	VANCOUVER

USA

■ (green)	ANCHORAGE
■ (red)	CHARLOTTE
● (yellow)	CHERRY POINT
● (blue)	CREECH
■ (red) ● (blue)	DALLAS
● (blue)	DAVIS-MONTHAN
■ (red)	DENVER
● (yellow)	DOBBINS
● (yellow)	DYESS
● (yellow)	FORT CAMPBELL
▼	HAMPTON ROADS
● (yellow)	HOLLOMAN
● (blue) ● (yellow)	KEESLER
● (blue) ● (yellow)	LITTLE ROCK
● (yellow)	McCHORD
□	MESA
● (yellow)	MINNEAPOLIS
■ (red)	MORRISTOWN
■ (green)	OKLAHOMA
■ (green) ▼ ◆	ORLANDO
■ (red)	PHOENIX
◆	RICHARDSON
● (yellow) □	SAN DIEGO
◆	SAN JOSE
■ (red)	SEATTLE
● (blue) ▲ ▼	TAMPA
◆	TUCSON

SOUTH AMERICA

BRAZIL

■ (red)	SÃO PAULO

CHILE

■ (red)	SANTIAGO

CAE Annual Report 2008 | 10

BURGESS HILL
BENSON
BRINKWORTH
LYNEHAM
YEOVILTON
CULDROSE
VÉLIZY
MOSCOW
SESTO CALENDE
PISA
VITERBO
ROME
MADRID
EVORA
DOHA
DUBAI
RAE BARELI
GONDIA
BANGALORE
OKINAWA
ZHUHAI
LANGKAWI
KUALA LUMPUR
SINGAPORE
BELGIUM
GERMANY
NETHERLANDS
JAGEL
KIEL
LAAGE
WITTMUND
DEN HELDER
HOPSTEN
FASSBERG
WUNSTORF
BUECKEBURG
AMSTERDAM
HOLZDORF
GEILENKIRCHEN
NOERVENICH
BRUSSELS
BUECHEL
STOLBERG
NEUBURG
LECHFELD
FUERSTENFELDBRUCK
AUSTRALIA
BRISBANE
OAKEY
RICHMOND
SYDNEY
NOWRA
CANBERRA
MELBOURNE

EUROPE

BELGIUM
BRUSSELS
FRANCE
VÉLIZY
GERMANY
BUECHEL
BUECKEBURG
FASSBERG
FUERSTENFELDBRUCK
GEILENKIRCHEN
HOLZDORF
HOPSTEN
JAGEL
KIEL
LAAGE
LECHFELD
NEUBURG
NOERVENICH
STOLBERG
WITTMUND
WUNSTORF

ITALY
PISA
ROME
SESTO CALENDE
VITERBO
NETHERLANDS
AMSTERDAM
DEN HELDER
PORTUGAL
EVORA
RUSSIA
MOSCOW
SPAIN
MADRID
UNITED KINGDOM
BENSON
BRINKWORTH
BURGESS HILL
CULDROSE
LYNEHAM
YEOVILTON

MIDDLE EAST

QATAR
DOHA
UNITED ARAB EMIRATES
DUBAI

OCEANIA

AUSTRALIA
BRISBANE
CANBERRA
MELBOURNE
NOWRA
OAKEY
RICHMOND
SYDNEY

ASIA

CHINA
ZHUHAI
INDIA
BANGALORE
GONDIA
RAE BARELI
JAPAN
OKINAWA
MALAYSIA
KUALA LUMPUR
LANGKAWI
SINGAPORE
SINGAPORE

CAE Annual Report 2008 | 11

COVERING THE MARKET IN BUSINESS AVIATION

We started expanding our training programs to address 90 per cent of business aviation and cover all major OEMs. New simulators augment Burgess Hill’s capacity; we added two training programs in Dubai and in the U.S., the North East Training Centre officially opened and plans for expansion have already been announced. The Company’s customer network is also growing, with new training alliances and contracts with OEMs such as Bombardier, Dassault and Embraer.

CAE Annual Report 2008 | 12

Everything we do is aimed at enhancing our customers’
operational safety and efficiency because when it comes to safe flight, there’s only one place to be, and that’s one step ahead.

EXPANDING OUR CAPABILITIES THROUGH INNOVATION

Through our Innovation group, we are actively identifying high potential growth opportunities in markets that are new, emerging and adjacent to our core business of simulation and training. Two projects coming out of Innovation include the acquisition of Flightscape, a company specializing in flight data analysis and flight sciences, and medical training initiatives. In fiscal 2008, we designed, developed and deployed beta simulation-based courseware with a leading healthcare institution.

CAE Annual Report 2008 | 13

The new CAE 5000 Series full-flight simulator was designed
specifically to address emerging training requirements and markets

AROUND THE WORLD, CAE LEADS THE WAY IN THE SALE OF CIVIL AVIATION SIMULATION EQUIPMENT THAT ENHANCES FLIGHT SAFETY AND OPERATIONAL EFFICIENCY. OVER 110 AIRLINES, THIRD-PARTY TRAINING CENTRES AND OEMsRE LY ON CAE FOR EXPERTISE IN SIMULATION PRODUCTS THAT ARE ONE STEP AHEAD.

CAE Annual Report 2008 | 14

NEW AIRCRAFT FIRSTS
CAE continues to lead the industry with prototype simulators for new aircraft:
n First Falcon 7X simulators are now certified to Level D
n First simulators for the Embraer Phenom 100 and 300 are now in production
n First B747-8 simulator is in development
n First ARJ-21 simulator for China’s ‘Flying Phoenix’ aircraft is in production
n First Boeing 787 full-flight simulators ordered by leading international airlines, including Japan Airlines, Qantas, China Eastern, and Continental, are in development

CAE Annual Report 2008 | 15

WHETHER THE GOAL IS SEAMLESS INTEROPERABILITY AMONG ALLIES, PREPARATION FOR OPERATIONAL COMMITMENTS OR MISSION SUCCESS, MILITARY FORCES AROUND THE WORLD STAY ONE STEP AHEAD WITH ADVANCED MODELLING AND SIMULATION TECHNOLOGIES AND TRAINING SOLUTIONS FROM CAE.

MORE PRESENT THAN EVER IN THE U.S.

CAE was awarded record new military contracts totalling over $745 million in fiscal year 2008. A significant portion of them came from the world’s largest defence market, the United States, where we continued to expand our presence with strong order growth in key programs, including the U.S. Navy MH-60S, MH-60R, and P-8A Poseidon. Beyond sales, we also marked important milestones in the U.S.:

n	Delivery of an MH-47 combat mission simulator to the Special Operation Forces

n	First implementation of the Common Database (CDB) with the U .S. Army

GLOBAL FOOTPRINT

With operations in Canada, the U.S., the U.K., Germany, India and Australia, as well as personnel on military bases in these countries, CAE is one step ahead in being an ideal partner for OEMs who are selling equipment internationally.

CAE Annual Report 2008 | 16

CAE played a key role in the design and development
of the first NH90 full-mission simulator for Germany

MORE CONTRACTS FOR THE NH90

CAE has provided military training systems and services for the defence forces of more than 50 nations and is the global leader in rotary-wing, transport aircraft, and maritime patrol aircraft training solutions. Our success in international helicopter markets continued through the year with new NH90 program contracts:

n	CAE to provide MRH90 training systems to Australian Defence Forces

n	CAE to provide NH90 virtual maintenance trainers for the German Armed Forces

n	Through our new joint venture with Thales called Helicopter Training Media International (HTMI), we are developing an NH90 simulator for the French Air Force

CAE Annual Report 2008 | 17

INGENUITY, INNOVATION AND DEDICATION TO ANTICIPATING CUSTOMER NEEDS ARE

THE TOOLS CAE EMPLOYS TO STAY ONE STEP AHEAD. THE RESULT IS A COMPLETE ARSENAL OF TURNKEY MILITARY TRAINING SOLUTIONS AND CUTTING-EDGE SUPPORT SERVICES.

CAE Annual Report 2008 | 18

WORLD-CLASS, WORLDWIDE SOLUTIONS AND SUPPORT

CAE is a leading provider of training support services, from simulator instruction and maintenance to logistics support and training needs analysis. CAE also offers comprehensive military flight and maintenance training from its training centres:

CAE Annual Report 2008 | 19

CAE Professional Services & Presagis

PRESAGIS

KEY INITIATIVE: EXPANDING APPLICATIONS

CAE is leveraging its capabilities and expertise to expand its modelling and simulation activities beyond aviation. Now CAE's products and services are helping new customers stay one step ahead.

CAE Professional Services

To be one step ahead, first responders plan and train to be ready for emergencies at major events like the Olympic Games, or crises such as terrorist attacks, train derailments, floods, earthquakes and pandemics. These are just some examples of how CAE Professional Services is applying modelling and simulation technology and expertise developed for military forces to homeland security and other emerging markets.

Presagis

Commercial-off-the-shelf (COTS) technology is the way of the future, and CAE is ahead of the pack with Presagis, a world leader in COTS modelling, simulation and embedded display graphics software. Presagis was created when CAE acquired and combined Engenuity Technologies, MultiGen-Paradigm and TERREX with its existing COTS software team.

CAE Annual Report 2008 | 20

Pilot Provisioning

KEY INITIATIVE: ADDRESSING THE GLOBAL CREW SHORTAGE

With the global jet fleet expected to almost double in the next 20 years, the industry estimates demand for new pilots at 18,000 annually. CAE's pilot provisioning initiatives represent a dramatic step ahead to help remedy that shortage.

Producing qualified pilots, quickly

CAE is producing pilots through two pilot provisioning streams: CAE Global Academy, a worldwide network of flight training organizations that provides high-quality first officers to the airlines every year through ab-initio programs, and the industry stream, by which CAE provides experienced pilots to the airlines via effective and efficient recruiting and training programs.

CAE Global Academy

We're continuing to expand our network of ab-initio training partners to become more and more global and to complement our CAE training centre network. CAE Global Academy now provides ab-initio flight training in the emerging markets of Asia, India and China, where the pilot shortage is critical, and we are moving another step ahead by introducing standardized Multi-Crew Pilot License (MPL) training. The addition of new schools has brought CAE Global Academy capacity up from 600 to 1,000 new cadets a year.

Industry stream

We are continuing to increase the number of airlines and geographic regions served by our pilot provisioning services. We are under contract with numerous airlines to recruit, qualify, and train pilot candidates for them to eventually hire. We maintain a database of thousands of current first-officers and captains. Whether airlines need to fill just a few positions or are looking to outsource their entire recruitment and training program, we are ready to respond. More than 700 new pilots have been sourced, recruited, trained and placed with more than 10 customer airlines in the last 12 months alone.

CAE Annual Report 2008 | 21

Emerging Markets

KEY INITIATIVE: EXPANDING GEOGRAPHICALLY

Asia needs infrastructure and state-of-the-art flight training standards to be one step ahead in aviation. CAE is providing both, emerging as the prime mover in the world's fastest growing air-travel markets.

One step ahead in Asian markets

CAE's Asian presence has climbed dramatically since it sold India and China their first simulators in 1970 and 1988, respectively. In the last five years alone, sales have doubled in China, and jumped sevenfold in India, and CAE continues to be the leader in these markets.

A larger footprint in training

In India, CAE's Bangalore Training Centre is in development, as is national flight academy Rajiv Gandhi National Flying Training Institute, owned by CAE and the government of India. CAE is also managing the Indian government's flight training academy Indira Gandhi Rashtriya Uran Akademi. In Malaysia, CAE partnered with AirAsia to build a training centre of excellence in Kuala Lumpur, CAE's newly selected Southeast Asian training hub. And in China, CAE and China Southern are expanding their joint venture training centre in Zhuhai from 10 to 18 simulator bays.

Greater access

On the military side, we acquired one of India's leading simulation technology companies. CAE-Macmet will give CAE greater access to the Indian defence market. We are also developing a helicopter training centre in Bangalore with joint venture partner Hindustan Aeronautics Limited. The centre will offer both civil and military pilot and maintenance training services.

CAE Annual Report 2008 | 22

Bandwidth

EXPANDING 'BANDWIDTH': THE NEXT STEPS

CAE is leveraging its capabilities, technologies and global footprint to create an ever broadening, increasingly comprehensive array of products and services covering all market segments. Diversity and balance are critical strategies to increase our value proposition to customers, to bring stability and to increase shareholder value.

In civil and military markets, across all market segments and around the world, CAE sources, recruits, selects and trains would-be cadets from ab-initio to type rating; expedites veteran pilots from the right to the left-hand seat; and provides crew placement. And we offer more, from technical, cabin crew and dispatcher training to training centre management, e-learning curricula, simulator maintenance services and flight-recorder data analysis, maintenance and flight operations.

Our training solutions leverage the broadest array of simulation technologies, from virtual aircraft on laptops, to integrated procedures trainers and CAE 5000 and 7000 Series full-flight simulators.

By offering synthetic environments that are truly authentic and training curricula and courseware that are truly innovative, and by leveraging our simulation technologies across the training continuum, we are providing a learning experience that is more practical, real-world and operationally oriented. We are taking the next steps to safer skies.

CAE Annual Report 2008 | 23

CAE Annual Report 2008 | 24

CAE Annual Report 2008 | 25

1.	HIGHLIGHTS		27
2.	INTRODUCTION		30
3.	ABOUT CAE		31
	3.1	Who we are	31
	3.2	Our vision	31
	3.3	Our strategy and key performance drivers	31
	3.4	Capability to execute strategy and deliver results	34
	3.5	Our operations	34
	3.6	Foreign exchange	37
	3.7	Non-GAAP and other financial measures	38
4.	CONSOLIDATED RESULTS		40
	4.1	Results of our operations – fourth quarter of fiscal 2008	40
	4.2	Results of our operations – fiscal 2008	41
	4.3	Results of our operations – fiscal 2007 vs fiscal 2006	43
	4.4	Earnings excluding non-recurring items	44
	4.5	Government cost-sharing	46
	4.6	Consolidated orders and backlog	46
5.	RESULTS BY SEGMENT		47
	5.1	Civil segments	48
	5.2	Military segments	51
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY		54
	6.1	Consolidated cash movements	54
	6.2	Sources of liquidity	55
	6.3	Contractual obligations	55
7.	CONSOLIDATED FINANCIAL POSITION		56
	7.1	Consolidated capital employed	56
	7.2	Variable interest entities	58
	7.3	Off balance sheet arrangements	58
	7.4	Financial instruments	59
8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES		60
	8.1	Acquisitions	60
	8.2	Discontinued operations	60
9.	BUSINESS RISK AND UNCERTAINTY		61
10.	CHANGES IN ACCOUNTING STANDARDS		64
	10.1	Significant changes in accounting standards – fiscal 2006 to 2008	64
	10.2	Future changes in accounting standards	65
	10.3	Critical accounting estimates	66
11.	SUBSEQUENT EVENT		69
12.	CONTROLS AND PROCEDURES		69
	12.1	Evaluation of disclosure controls and procedures	69
	12.2	Internal control over financial reporting	69
13.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS		69
14.	ADDITIONAL INFORMATION		69
15.	SELECTED FINANCIAL INFORMATION		70

CAE Annual Report 2008 | 26

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2008

1. HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2008
Higher revenue over last quarter and year over year

  Consolidated revenue was $366.6 million this quarter, $21.8 million higher than last quarter and $29.3 million higher than the same quarter last year.

Higher earnings and earnings per share from continuing operations over last quarter and year over year

  Earnings from continuing operations were $47.0 million (or $0.19 per share) this quarter, compared to $40.1 million (or $0.16 per share) last quarter, and $35.1 million (or $0.14 per share) in the fourth quarter of last year.

Positive free cash flow1 at $89.4 million

  Net cash provided by continuing operations was $130.9 million this quarter, including a positive impact from non-cash working capital accounts as it is normally the case in the fourth quarter of the year. Net cash provided by continuing operations was $61.0 million last quarter and $92.2 million in the fourth quarter of last year;
  Capital expenditures were $48.3 million this quarter, compared to $21.1 million last quarter and $33.8 million in the fourth quarter of last year;
  Non-recourse financing2 of $16.0 million was raised this quarter.

FISCAL 2008

Higher revenue year over year

– Consolidated revenue was $1,423.6 million this year, $172.9 million or 14% higher than last year.

Higher earnings, net earnings and earnings per share

  Earnings from continuing operations were $164.8 million (or $0.65 per share) this year, compared to $129.1 million (or $0.51 per share) last year;
  Net earnings higher than last year by $25.3 million or 20%, despite a loss from discontinued operations of $12.1 million.

Positive free cash flow at $173.4 million

  Net cash provided by continuing operations was $260.9 million this year, compared to $239.3 million last year;
  Capital expenditures were $189.5 million this year, compared to $158.1 million last year;
  Non-recourse financing of $137.7 million this year, compared to $34.0 million last year.

Capital employed3 is higher in support of our growth initiatives

  Capital employed increased by 11% or $109.7 million this year, ending at $1,072.6 million;
  Property, plant and equipment and other assets increased by $96.3 million;
  Non-cash working capital decreased by $20.0 million in fiscal 2008, ending at negative $138.1 million;
  Net debt4 decreased by $8.9 million this year, ending at $124.1 million.

ORDERS

  Total order intake was $1,665.5 million, up 14% over last year;
  Total backlog5 was $2,899.9 million as at March 31, 2008, 5% higher than last year.

1, 2, 3, 4, 5 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 27

Civil segments

Training & Services/Civil awarded over $450 million in contracts

  Signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft;
  Signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012;
  Signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;
  Signed a contract with first-time customer Mooney Airplane Company, to develop a series of web-based maintenance training modules;
  Signed a five-year agreement with Hawker Pacific to provide maintenance training for Hawker Pacific and its clients within the Southeast Asia region;
  Signed a three-year contract with Global Vectra Helicorp for helicopter training as well as a training contract with United Arab Emirates’ Empire Aviation Group and Prestige Jet for business jet training at the Emirates-CAE Flight Training Centre (ECFT);
  Signed a contract valued at more than $50 million over the next 10 years with AirAsia which gives CAE the responsibility of managing the pilot training for all of AirAsia’s current and future pilots;
  Signed a five-year contract with Dassault Falcon Jet as a preferred provider for maintenance training for Dassault employees;
  Signed a five-year contract with first-time customer Sentient, to exclusively cover the expansion which resulted from Sentient’s acquisition of TAG USA;
  Signed a five-year contract with XOJET, to support the renewal of their exclusive contract for Citation X training.

Simulation Products/Civil won over $460 million of orders including 37 full-flight simulators (FFSs)

A320 FFSs

  One to Ansett Flight Simulator Centre;
  One to Air France;
  One to Etihad Airways;
  Two to US Airways;
  One to Lufthansa Flight Training.

B737 FFSs

  One to Lion Air;
  One to Virgin Blue;
  One to Air Algérie;
  One to Alteon Training;
  One B737 FFS CAE 5000 Series to Qantas;
  Two B737-800 FFSs to Xiamen Airlines.

B747 (400 and – 8 models) FFSs

  One to Nippon Cargo Airlines;
  One to Cargolux International Airlines;
  One to Alteon Training;
  One to Lufthansa Flight Training.

B777 FFSs

  One to Emirates;
  One to Virgin Blue;
  One to Delta Airlines.

B787 FFSs

  Two to Japan Airlines;
  One to Continental Airlines.

A330/340 FFSs

  One A330/340 FFS to the Federal Aviation Administration (FAA);
  One A330 FFS to US Airways;
  One A330 FFS to an undisclosed international airline customer.

CAE Annual Report 2008 | 28

Other

  One Embraer 190 FFS to Flight Training Finance;
  Two B757 FFSs to an undisclosed customer;
  One Embraer 145 FFS to Hainan Airlines;
  One undisclosed FFS platform to Alteon Training;
  Two Phenom 100 FFSs CAE 5000 Series to the Embraer CAE Training Services joint venture;
  One EMB-190 FFS to Hainan Airlines;
  One Bombardier Global Express FFS to ECFT;
  One Dash 8 Q400 FFS CAE 5000 Series to Lufthansa Flight Training;
  One Hawker Beechcraft FFS CAE 5000 Series to ECFT.

Military segments

Simulation Products/Military won orders for $530 million for new training systems and upgrades

  Two MRH90 full flight and mission simulators (FFMSs) and training facilities for the Australian Defence Forces;
  One C-130H and one KDC-10 full mission simulators (FMSs) for the Royal Netherlands Air Force;
  One S-70B Seahawk and one AS332 Super Puma helicopter simulators for the Republic of Singapore Air Force;
  One prototype M-346 flight training device (FTD) to provide the Initial Training Capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft;
  One NH90 full mission simulator (FMS) for the French Air Force. The contract was awarded to Helicopter Training Media International, a joint venture in which CAE holds 50% ownership;
  One handling qualities simulator to Korean Aerospace Industries (KAI);
  Increased scope for the integration of the Eurofighter full mission simulator (FMS) and cockpit trainer;
  One MH-60R tactical operational flight trainer (TOFT) for the U.S. Navy;
  One MH-60S operational flight trainer (OFT) for the U.S. Navy;
  One MH-60S OFT and one MH-60S weapons tactics trainer (WTT) for the U.S. Navy;
  One prototype P-8A OFT for Boeing’s new P-8A Poseidon maritime patrol and anti-submarine warfare aircraft;
  Concurrency upgrades on the C-130J and KC-130J simulators operated by the U.S. Air Force, U.S. Marine Corps and U.K. Royal Air Force;
  Modification of two CH-53 simulators for the German Army Aviation School in Bueckeburg;
  Software upgrade for the C-130J device suite provided to the British Royal Air Force;
  Software upgrade for the U.S. Air Force C-130J device suite;
  Upgrades for the U.S. Navy’s MH-60S and P-3C OFTs.

Training & Services/Military awarded contracts for more than $210 million

  Continuation of avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;
  Contractor logistics and maintenance support for the LASAR and MH-47 devices provided to the U.S. Special Forces Operations;
  Maintenance and support services for the Royal Netherlands Air Forces’ C-130H and KDC-10 full mission simulators;
  Maintenance and support services for the NATO Airborne Early Warning and Control Force’s E3A AWACS simulator, located in Europe;
  Simulator maintenance and support services to the 160th Special Operation Aviation Regiment–Airborne for the U.S. Army;
  Contractor logistics, engineering maintenance, pilot instruction, courseware development and training system support for the C-130J for the U.S. Air Force.

ACQUISITIONS AND JOINT VENTURES

  Integration into our results of Engenuity Technologies Inc. (Engenuity) acquired as of April 13, 2007. Engenuity develops commercial- off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets;
  Integration into our results of MultiGen-Paradigm Inc. (Multigen) acquired as of May 10, 2007. Multigen is a supplier of real-time COTS software for creating and visualizing solutions and creates industry standard visual simulation file formats;
  Integration into our results of 76% of the outstanding shares of Macmet Technologies Limited (Macmet) acquired as of July 11, 2007. Macmet is a company based in Bangalore, India which assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations;
  Integration into our results of Flightscape Inc. (Flightscape) acquired as of August 29, 2007. Flightscape provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

CAE Annual Report 2008 | 29

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2008 mean the fiscal year ending March 31, 2008;
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2007;
  Dollar amounts are in Canadian dollars.

This report was prepared as of May 14, 2008, and includes our management’s discussion and analysis (MD&A), consolidated financial statements and notes for the year and the three-month period ended March 31, 2008. We have written it to help you understand our business, performance and financial condition for fiscal 2008. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2008. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision, our strategy and key performance drivers;
  Our operations;
  Foreign exchange;
  Financial measures;
  Acquisitions, business combinations and divestitures;
  Business risk and uncertainty;
  Controls and procedures;
  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in Business risk and uncertainty in this MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Annual Report 2008 | 30

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 6,000 people at more than 75 sites and training locations in 20 countries. Approximately 93% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;
  New York Stock Exchange, under the symbol CGT.

3.2 Our vision

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in the world in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 Our strategy and key performance drivers

Our strategy

We have transformed ourselves over the past few years, evolving from a supplier of equipment, primarily in North America, to a global provider of integrated training solutions. We have diversified our interests between civil and military markets, and among the various regions of the world. In fiscal 2008, approximately 60% of our revenues were generated outside North America and those originating in high growth areas like Asia, the Middle East and South America have grown by approximately 25% over last year. By continuing to grow the proportion of our civil and military training and services activity, we believe CAE will benefit from results that are increasingly more stable and predictable. We are continuing to execute our growth strategy by prudently and purposefully investing to meet the long-term needs of our aerospace and defence customers.

To achieve this, our 2008 priorities included:

  Diversifying our revenues across businesses and regions for more stability;
  Sustaining our healthy financial position;
  Continuing to engage our employees;
  Improving customer intimacy and satisfaction;
  Launching new technologies;
  Strengthening our relationships with original equipment manufacturers;
  Implementing our emerging market strategy and executing our pilot provisioning initiative.

Diversifying our revenues across businesses and regions for more stability

Revenue from our two military segments combined for 43% of consolidated revenue and the civil segments represented the balance of 57%. Combined training and services revenue from both civil and military segments totalled 43%, while products represented 57%. Approximately 60% of our revenues were generated outside North America and those originating in high-growth areas like Asia, the Middle East and South America have grown by approximately 25% over last year. By continuing to grow the proportion of our civil and military training and services activity in a diversified market, we believe CAE should benefit from results that are increasingly more stable and predictable.

CAE Annual Report 2008 | 31

Sustaining our healthy financial position

Our net debt at the end of the year was $124.1 million, representing a net debt to total financing ratio of 25% (after adjustment for operating leases).

Continuing to engage our employees

In March 2007, we conducted an employee survey to measure the level of employee engagement, as well as the key concepts identified as critical to CAE. Results released in the first quarter of fiscal 2008 showed that overall, employee engagement levels significantly improved since our last survey in 2004. In fact, our employee engagement levels increased from 42% in 2004 to 72% in 2007. CAE is committed to continually improving our performance and developing internal strategies to support our success. Our commitment and efforts were recognized in October 2007, when we were chosen as one of Canada’s Top 100 Employers, one of Montreal’s Top 15 Employers, as well as being chosen by the Financial Post as one of Canada’s 10 Best Companies to Work For and as one of the country’s Best Employers for New Canadians by Mediacorp Canada. CAE’s most valuable asset is its employees, and these awards recognize their efforts to make CAE a company of the highest calibre.

Improving customer intimacy and satisfaction

CAE’s customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Launching new technologies

During fiscal 2008, the first CAE 5000 Series FFS, an A320 FFS located at CAE’s Burgess Hill training centre in the United Kingdom, achieved Level D certification, the highest qualification for flight simulators by the U.K.’s Civil Aviation Authority (CAA). In addition, we expanded the technology and applied it to other platforms.

Strengthening our relationships with original equipment manufacturers

We provide training solutions for most major aircraft platforms manufactured by the world’s leading original equipment manufacturers (OEMs). In addition to our long-standing relationships with Boeing and Airbus, we have furthered our involvement with Embraer with the formation of a joint venture for training on the new Phenom 100 and 300 light jets. As well, we have achieved an industry first with the receipt of Level D certification for two CAE-built Dassault Falcon 7X FFSs, which form part of an entitlement training agreement with Dassault. We entered a 20-year agreement with Bombardier under which CAE became Bombardier’s authorized training provider for the Global Express and Challenger 300 aircraft. We also established a close relationship with Korean Aerospace Industries (KAI). We are designing and manufacturing a generic handling qualities simulator to be used as an integral part of the KAI-led Korean Helicopter Program development. In addition, we are assisting KAI with the development of P-3C training systems for the Korean Navy. Finally, we were awarded one prototype M-346 flight training device to provide the initial training capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft.

Implementing our emerging market strategy and executing our pilot provisioning initiative

We signed a contract to become the managing partner of the Indian government’s flight training academy: Indira Gandhi Rashtriya Uran Akademi (IGRUA). We also formalized and signed a joint venture agreement with the Airport Authority of India (AAI) to develop the Rajiv Gandhi National Flying Training Institute (RGNFTI). Both IGRUA and RGNFTI are expected to become members of the CAE Global Academy, subject to agreement on the terms and conditions of membership. This will increase the CAE Global Academy capacity by 400 students.

Key performance drivers

We have defined 10 key attributes that give us a competitive advantage and drive our performance.

Technological leadership

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. CAE has consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers.

CAE Annual Report 2008 | 32

Product design and reliability

We design our simulators so customers can easily upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

Our simulators are typically rated among the highest in the industry for reliability. This is a key benefit because simulators operate in high-duty cycles of up to 20 hours a day.

Long-term customer relationships

Because of our focus on quality of service and our ability to consistently meet or exceed our customers’ standards, we have had many long-term relationships with major airlines and ministries of defence around the world – some even spanning decades.

Large and diversified fleet of FFSs

We operate a fleet of more than 120 FFSs to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers, including commercial jets, business jets and military helicopters.

Leveraging synergies between our products and services

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sale of training equipment and related services are often part of the same program.

Customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts.

Global coverage

We have operations in 20 countries on five continents and sell into many more countries. This broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market.

Training methodology

We revolutionized the way aviation training is performed when we introduced our CAE Simfinity™-based training solutions and courseware. We achieved wide distribution by installing the high-fidelity simulation software in our FFSs and leveraging this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. Because our CAE Simfinity™ devices are part of a suite of fully integrated training solutions, customers can use these devices to perform any updates and upgrades.

Capacity to control costs

We continue to focus on becoming more efficient while lowering costs. Successfully controlling costs depends on our ability to obtain the data, equipment, consumables and other supplies that are required to carry out our operations at competitive prices.

Our Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies with our major suppliers. It is sharing this knowledge globally across our business and implementing best practices in procurement. It is also analyzing costs to source supplies at the lowest cost over the life of a FFS, and this may lead to developing long-term alliances with some of our suppliers to ensure there is always an adequate supply of materials.

Enlarging our relationships with original equipment manufacturers (OEMs)

In fiscal 2005, we signed a 20-year agreement to become the Dassault authorized training provider for the Falcon 7X, the Falcon 900 EX, and the Falcon 2000 EX. To date, we successfully deployed the program in both our U.K. and North East Training Centres, as well as building two Falcon 7X FFSs and two Falcon 900/2000 EX FFSs. As part of the program with Dassault, we are delivering full wet entitlement training on these platforms, in addition to servicing the aircraft operator in its continued pilot and maintenance training requirements.

In fiscal 2008, we signed a 20-year agreement to become the exclusive authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft. The agreement covers both pilot and maintenance training. Under the agreement, we will build and deploy all future simulators required to support aircraft delivered base in our training centres, as well as delivering full wet training. To date, we deployed one Global Express simulator in the U.K. training centre and announced that we will build a second Global Express for our joint venture, the Emirates-CAE Flight Training Centre. We will deploy one Bombardier Challenger 300 aircraft in our North East Training Center during fiscal 2009. We also plan to install another Bombardier Challenger 300 aircraft in an off-shore site during fiscal 2010.

In fiscal 2008, we formalized a joint venture agreement with Embraer to provide comprehensive pilot and ground crew training to Embraer customers of Phenom 100 VLJ and Phenom 300 LJ.

CAE Annual Report 2008 | 33

3.4 Capability to execute strategy and deliver results

Our resources and processes ensure we can carry out our strategy and deliver results. We have two other attributes that are critical to our success:

Our financial position

At March 31, 2008, our net debt was $124.1 million, representing a net debt to total financing ratio of 25% (after adjustment for operating leases). With our strong balance sheet, available credit and the cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See section 7, Consolidated financial position, for a more detailed discussion.

A skilled workforce and experienced management team

At the end of fiscal 2008, we had approximately 6,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

3.5 Our operations

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;
  The military market includes OEMs and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 120 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models in the past and, more recently, the Boeing 787, Boeing 747-8, Airbus A380 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  New platforms and strong aircraft backlogs;
  Strong demand in emerging markets;
  Continued growth in revenue per passenger kilometre;
  Growing demand for trained crew members;
  Economic factors.

CAE Annual Report 2008 | 34

New platforms and strong aircraft backlogs
New aircraft platforms

OEMs are introducing new platforms, which will drive worldwide demand for simulators and training services. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Eclipse 500 VLJ are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000, and Global Express XRS aircraft programs. CAE has also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. It is important to note that deliveries of new model aircraft are susceptible to delays of program launches, which in turn will affect the timing of our orders and deliveries.

Strong aircraft orders contribute to lengthy backlogs

In calendar 2007, Boeing received a total of 1,413 net orders for new aircraft and Airbus received a total of 1,341 orders. While the pace of order activity will likely slow in calendar 2008, their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services.

Strong demand in emerging markets

New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres. Furthermore, CAE has been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series full-flight simulator and CAE TrueTM Environment for more realistic air traffic control environment simulation.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

While passenger traffic growth is expected to slow slightly from the strong growth in calendar year 2007, we anticipate that steady growth in passenger traffic should continue for the foreseeable future. Passenger growth in calendar year 2007 increased by 7.4% compared to 2006 figures according to the International Air Transport Association (IATA). This is barring any major developments such as regional political instability, acts of terrorism, pandemics, major economic recession or other world events. In addition, the recent record-high oil prices are negatively affecting the profitability of commercial airline operations.

Continued success of low-cost airlines

The success of low-cost airlines continues to be a factor driving activity in the civil aviation market, and the demand for simulation products and training services. In calendar year 2007, low-cost airline capacity in Europe represented 30% of the total seats in market availability, a 6% increase over calendar year 2006, whereas low-cost flights in North America accounted for 18% of the total flight activity, a 17% increase over calendar year 2006. These percentages are expected to grow as low-cost airlines expand their fleet. In the Asia-Pacific region, low-cost airlines are likely to represent 25% market share by 2012. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fleet and capacity, thus spurring increasing demand for pilot and crew training equipment and CAE services such as pilot training and provisioning.

Growing demand for trained crew members

Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and flight attendants worldwide, which is creating a shortage of qualified crew members. The shortage is even more pronounced because of aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like India and China are experiencing this even more severely because air traffic is growing at a more rapid pace than in developed countries, and the infrastructure available to meet the current and projected demand for crew members is lacking.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

CAE Annual Report 2008 | 35

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest requirement for a large supply of qualified pilots in the most efficient and effective manner.

Economics factors

Economic growth rates continue to be supportive of demand for air travel globally, despite the economic slowing in mature markets like the U.S. A portion of CAE’s commercial aerospace business is dependent on markets outside North America, which continue to be robust. We are, however, monitoring a number of factors which could constrain growth in the broader global market: sustained high prices for jet fuel, which is a stress on the airline industry; the possibility of a protracted economic recession in the U.S., which could impact global growth; and the availability of credit resources to aircraft operators given the recent tightening of credit markets.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly, including in the United States, which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;
  The nature of warfare has changed.

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that is expected to begin offering NH90 training to Germany and other militaries in 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

CAE Annual Report 2008 | 36

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

The nature of warfare has changed

Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, in calendar 2007, we delivered a MH-47G combat mission simulator to the U.S. Army’s 160th Special Operations Aviation Regiment that features the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

3.6 Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates lowered this year’s earnings from continuing operations (after tax) by approximately $6.4 million compared to fiscal 2007. We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase
	2008	2007	(decrease)
U.S. dollar (US$ or USD)	1.0279	1.1529	(11%)
Euro (€)	1.6244	1.5418	5%)
British pound (£ or GBP)	2.0407	2.2697	(10%)

We used the average foreign exchange rates below to value our revenues and expenses:
			Increase
	2008	2007	(decrease)
U.S. dollar (US$ or USD)	1.0331	1.1385	(9%)
Euro (€)	1.4626	1.4598	–
British pound (£ or GBP)	2.0733	2.1550	(4%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to theCanadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in thenet investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currencytranslation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balancesheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the earningsstatement and an impact on year-to-year and quarter-to-quarter comparisons.
  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except forsome data and equipment they buy in different currencies from time to time as well as any work performed by our Canadianmanufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translationimpact on the operation’s net profitability and net investment when expressed in Canadian dollars.

CAE Annual Report 2008 | 37

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except forreceivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreign currencies(mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some ofthe foreign exchange exposure. Since less than 100% of our revenues are hedged, it is impossible to completely offset the effectsof changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.Over the long term, our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar becausewe do not enter into hedges of expected future revenues until the contracts are signed.During the third quarter of fiscal 2008, we entered into a hedging program for a portion of our U.S. dollar denominated purchasesover the next 12 months resulting in a fixed Canadian dollar equivalent cost for inputs in our manufacturing process. In addition, weentered into a hedge to fix into Canadian dollars the interest cost and principal repayment of a U.S. dollar denominated debtmaturing in June 2009.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge these revenues as well as some of the expenses;
  Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues and hedged expenses to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

		Operating
Exposure (amounts in millions)	Revenue	income	Hedging	Net exposure
U.S. dollar (US$ or USD)	7.8	2.5	(1.7)	0.8
Euro (€)	3.3	0.7	(0.5)	0.2
British pound (£ or GBP)	1.0	0.2	(0.1)	0.1
Australian dollar (AUD$ or AUD)	0.7	0.1	–	0.1

3.7 Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

CAE Annual Report 2008 | 38

Source of capital:

– We add net debt to total shareholders’ equity to understand where our capital is coming from.

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain current levels of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses. In the first quarter of fiscal 2009, we intend to change our definition to exclude from the free cash flow the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt).

Gross margin

Gross margin is a financial measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 25 of the consolidated financial statements).

CAE Annual Report 2008 | 39

4.	CONSOLIDATED RESULTS
4.1	Results of our operations – fourth quarter of fiscal 2008
Summary of consolidated results
(amounts in millions, except per share amounts)	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Revenue	$ 366.6	344.8	353.9	358.3	337.3
Earnings before interest and income taxes (EBIT)	$ 69.7	61.7	62.1	58.0	53.3
As a % of revenue	% 19.0	17.9	17.5	16.2	15.8
Interest expense, net	$ 4.7	4.8	5.4	2.6	3.5
Earnings from continuing operations (before taxes)	$ 65.0	56.9	56.7	55.4	49.8
Income tax expense	$ 18.0	16.8	17.7	16.7	14.7
Earnings from continuing operations	$ 47.0	40.1	39.0	38.7	35.1
Results from discontinued operations	$ (11.4)	(0.6)	(0.1)	–	(0.8)
Net earnings	$ 35.6	39.5	38.9	38.7	34.3
Basic EPS from continuing operations	$ 0.19	0.16	0.15	0.15	0.14
Diluted EPS from continuing operations	$ 0.18	0.16	0.15	0.15	0.14
Basic and diluted EPS	$ 0.14	0.16	0.15	0.15	0.14

Summary of results excluding non-recurring items
(amounts in millions, except per share amounts)	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Earnings from continuing operations (before taxes)	$ 65.0	56.9	56.7	55.4	48.7
Net earnings from continuing operations	$ 47.0	40.1	39.0	38.7	35.1
Basic EPS from continuing operations	$ 0.19	0.16	0.15	0.15	0.14
Diluted EPS from continuing operations	$ 0.18	0.16	0.15	0.15	0.14

Revenue was 6% higher than last quarter and 9% higher year over year

Revenue was $21.8 million higher than last quarter mainly because:

  SP/M’s revenue increased by $11.9 million, or 13%, mainly due to high activity levels on some U.S. and European programs;
  TS/C’s revenue increased by $11.7 million, or 13%, mainly due to a strong demand in all of our training centres, translating into a higher utilization rate and an increase of one RSEU from last quarter;
  SP/C’s revenue increased by $3.0 million, or 3%, mainly attributed to higher volume from a stronger level of orders during the third and fourth quarters.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro in the fourth quarter.

Revenue was $29.3 million higher than the same period last year largely because:

  TS/C’s revenue increased by $12.8 million, or 14%, mainly due to a strong demand in all of our training centres, translating into a higher utilization rate and nine more RSEUs than in the same period last year;
  SP/M’s revenue increased by $9.3 million, or 10%, mainly due to higher activity on some European programs, combined with the integration into our results of the newly-acquired companies Engenuity, Multigen and Macmet;
  SP/C’s revenue increased by $8.9 million, or 9%, due to a higher number of orders.

The growth of 9% over last year was achieved despite the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar. Excluding this appreciation, the growth would have been approximately 15%.

You will find more details in Results by segment.

EBIT6 was $8.0 million higher than last quarter and $16.4 million higher year over year

EBIT for this quarter was $69.7 million, or 19.0% of revenue.

Compared to the last quarter, EBIT was up by 13%, or $8.0 million. Increased segment operating income7 from the TS/C and SP/M segments were partially offset by a decrease in the SP/C and TS/M segments.

Year over year, EBIT was up by 31%, or $16.4 million, mainly because of higher segment operating income from all four segments. Segment operating income increased by $8.5 million for SP/C, $5.0 million for SP/M, $2.5 million for TS/C and $1.5 million for TS/M despite the appreciation of the Canadian dollar. Excluding non-recurring items8 from last year, EBIT increased by $17.5 million.

You will find more details in Reconciliation of non-recurring items and Results by segment.

6, 7, 8 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 40

Net interest expense was similar to last quarter and $1.2 million higher year over year

Net interest expense was similar to last quarter as a result of a small decrease in interest on long-term debt, offset by a higher amortization of deferred financing charge.

Net interest expense was higher than the same period last year mainly because of higher interest expense of $1.0 million on long-term debt attributed to higher debt levels, as well as higher amortization of deferred financing charges relating to the non-recourse financing secured during the first quarter of fiscal 2008.

Effective income tax rate is 28% this quarter

Income taxes this quarter were $18.0 million, representing an effective tax rate of 28%, compared to 30% for the last quarter and 30% in the fourth quarter of fiscal 2007.

The tax rate was lower in the fourth quarter of fiscal 2008 mainly because of a change in the mix of income from various jurisdictions and of a reduction of future Canadian tax rates.

Excluding non-recurring items, income tax expense was:

  $18.0 million for this quarter, representing an effective tax rate of 28%;
  $16.8 million for the third quarter, representing an effective tax rate of 30%;
  $13.6 million for the fourth quarter last year, representing an effective tax rate of 28%.

You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $11.4 million this quarter

Net loss from discontinued operations was higher this quarter and year over year mainly because:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;
  We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

4.2 Results of our operations – fiscal 2008
Summary of consolidated results

(amounts in millions except per share amounts)	FY2008	FY2007	FY2006
Revenue	$ 1,423.6	1,250.7	1,107.2
Gross margin[9]	$ 438.0	364.4	266.2
As a % of revenue	% 30.8	29.1	24.0
Earnings before interest and income taxes (EBIT)	$ 251.5	189.4	104.0
As a % of revenue	% 17.7	15.1	9.4
Interest expense, net	$ 17.5	10.6	16.2
Earnings from continuing operations (before taxes)	$ 234.0	178.8	87.8
Income tax expense	$ 69.2	49.7	18.2
Earnings from continuing operations	$ 164.8	129.1	69.6
Results from discontinued operations	$ (12.1)	(1.7)	(6.0)
Net earnings	$ 152.7	127.4	63.6
Basic and diluted EPS from continuing operations	$ 0.65	0.51	0.28
Basic EPS	$ 0.60	0.51	0.25
Diluted EPS	$ 0.60	0.50	0.25

Summary of results excluding non-recurring items
(amounts in millions, except per share amounts)	FY2008	FY2007	FY2006
Earnings from continuing operations (before taxes)	$ 234.0	181.1	122.9
Net earnings from continuing operations	$ 164.8	129.3	85.5
Basic and diluted EPS from continuing operations	$ 0.65	0.51	0.35

9 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 41

Revenue was 14% or $172.9 million higher than last year
All four segments had higher revenue compared to last year:

  SP/C’s revenue increased by $87.2 million, or 25%, mainly due to stronger order intake throughout the current fiscal year and higher revenue recorded on simulators that were already manufactured and for which we signed sales contracts during this year.
  In addition, we obtained customer acceptance of a simulator that was recorded as a sale-type capital lease transaction during thefirst quarter of this year;
  TS/C’s revenue increased by $45.2 million, or 13%, mainly due to an increase of nine RSEUs, as well as strong demand for training, which reflects the healthy state of the aerospace industry;
  SP/M’s revenue increased by $26.2 million, or 7%, due to the integration into our results of newly-acquired companies Engenuity, Multigen and Macmet, combined with a higher activity level, mainly in the United States;
  TS/M’s revenue increased by $14.3 million, or 7%, due to increased revenue from some support services for various German military bases, an increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of newly-acquired companies Engenuity and Kesem.

You will find more details in Results by segment.

Gross margin was $73.6 million higher than last year

Gross margin was $438.0 million this year or 30.8% of revenue compared to $364.4 million or 29.1% of revenue last year. The increase comes from volume and improvement in all four segments.

EBIT was $62.1 million higher than last year

EBIT for the year was $251.5 million, or 17.7% of revenue.

EBIT was up by 33%, or $62.1 million, over last year because of higher segment operating income from the SP/C, SP/M and TS/C segments, which increased their segment operating income by $34.5 million, $12.6 million and $9.2 million respectively despite the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT was affected by the following non-recurring items in fiscal 2007 totalling $3.7 million:

  Costs relating to the restructuring plan of $8.1 million;
  Payment related to the release of claims related to the AVTS program received in the first quarter for which we recorded £ 2.1 million ($4.4 million).
Excluding these non-recurring items, EBIT was $193.1 million (15.4% of revenue) last year.
You will find more details in Reconciliation of non-recurring items and Results by segment.
Net interest expense was $6.9 million higher than last year
	FY2007	FY2006
(amounts in millions)	to FY2008	to FY2007
Net interest, prior period	$ 10.6	$ 16.2
Increase (decrease) in interest on long-term debt	5.4	(3.1)
Decrease in interest income	1.8	2.1
Increase in capitalized interest	(0.6)	(1.3)
Increase (decrease) in amortization of deferred financing charges	0.4	(1.7)
Other	(0.1)	(1.6)
Increase (decrease) in net interest expense from the prior period	$ 6.9	$ (5.6)
Net interest, current period	$ 17.5	$ 10.6

Net interest expense was $17.5 million this year, which is 65% or $6.9 million higher than last year. This is mainly attributed to:

Higher interest expense on overall long-term debt:
In fiscal 2008, we raised an additional debt of $107.5 million.
Increased amortization of deferred financing costs:
In fiscal 2008, we incurred higher amortization of deferred financing charges from the non-recourse financing secured in the first quarter.
Lower interest income:
Cash on hand was higher in fiscal 2008 compared to fiscal 2007, however earned interest income decreased due to lower interest rates;
Reduction of interest income in fiscal 2008 due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007.

The increase in net interest expense was offset by:

  Increased capitalized interest:
  In fiscal 2008 compared to fiscal 2007, we had a higher level of assets under construction to support our growth initiatives.

CAE Annual Report 2008 | 42

Effective income tax rate is 30%

This fiscal year, income taxes were $69.2 million, representing an effective tax rate of 30%, compared to 28% for the same period last year. The lower tax rate in fiscal 2007 was the result of the reduction in valuation allowance in the U.K. and other tax recoveries.

We expect the effective income tax rate for fiscal 2009 to be approximately 30%. You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $12.1 million

Net loss from discontinued operations was $12.1 million this year, $10.4 million higher than last year. This was mainly attributed to:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax) in the fourth quarter of fiscal 2008. This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems.
  We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was thesubject of a petition for receivership and was understood to be insolvent;
  We recorded a loss in the fourth quarter of fiscal 2008 of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer.

4.3 Results of our operations – fiscal 2007 vs fiscal 2006

Revenue

Revenue grew in fiscal 2007, an increase of $143.5 million, or 13%, from the year before. Growth in each of the four segments was mainly because of:

  Stronger order intake and a higher number of deliveries in the SP/C segment;
  Higher order intake, particularly in the U.S. and the U.K., for the SP/M segment;
  Stronger demand for training and the average increase of one RSEU for the TS/C segment;
  Higher activities on U.S. and German support service contracts and the integration of Kesem in the TS/M segment.

EBIT

EBIT was $189.4 million in fiscal 2007. This included the effect of an increase in segment operating income for all segments (almost 50% from SP/C) and a decrease in the costs related to the restructuring plan. EBIT would have been $193.1 million excluding non-recurring items mainly related to the restructuring plan.

EBIT was $104.0 million in fiscal 2006. This included a net foreign exchange gain on the reduction of the net investment in certain self-sustaining foreign subsidiaries, a gain on exiting the Dornier 328Jet (Do328J) platform, a write-down related to deferred bid costs and additional restructuring charges. EBIT would have been $136.8 million before these items.

Net interest

Net interest in fiscal 2007 was $5.6 million lower than fiscal 2006, mainly because of:

Lower interest expense on overall long-term debt:
We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006;
We repaid the $20 million senior note tranche in fiscal 2006.
Reduced amortization of deferred financing costs:
We had lower amortization of deferred costs from the new credit facility;
In fiscal 2006, we wrote off all of the unamortized deferred financing charges related to our previous revolving credit facility.
Increased capitalized interest:
We had a higher level of assets under construction at the end of the year compared to fiscal 2006.

Income taxes

We recorded an income tax expense of $49.7 million in fiscal 2007, representing an effective tax rate of 28% compared to 21% for the same period in fiscal 2006. We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 due to the reduction in valuation allowance on U.S. net operating losses and other tax recoveries.

Discontinued operations

We recorded a net loss of $1.7 million from discontinued operations in fiscal 2007, mainly because of:

  The net loss from discontinued operations that we incurred in fiscal 2006 from our former Cleaning Technologies business;
  Interest expense related to debt not directly attributed to continuing operations. We paid this using the proceeds of the sale of the Marine Controls segment that we also recorded in fiscal 2006.

We recorded a net loss of $6.0 million from discontinued operations in fiscal 2006 because of adjustments to pension provisions and other obligations from discontinued operations.

CAE Annual Report 2008 | 43

4.4 Earnings excluding non-recurring items

The table below shows how non-recurring items10 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items – Fourth quarter of fiscal 2008

(amounts in millions,
except per share amounts)			Q4-2008			Q3-2008			Q4-2007
	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share
Earnings from continuing
operations	$65.0	$47.0	$0.19	$56.9	$40.1	$0.16	$49.8	$35.1	$0.14
EBIT:
Restructuring plan
– restructuring charge	–	–	–	–	–	–	(1.5)	(1.2)	–
– other costs associated with
the restructuring plan	–	–	–	–	–	–	0.4	1.2	–
Earnings from continuing operations
excluding non-recurring items
(non-GAAP measure)	$65.0	$47.0	$0.19	$56.9	$40.1	$0.16	$48.7	$35.1	$0.14

Reconciliation of non-recurring items – for the 12-month period ending March 31
(amounts in millions,
except per share amounts)		Fiscal 2008			Fiscal 2007			Fiscal 2006
	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share
Earnings from
continuing operations	$ 234.0	$ 164.8	$0.65	$ 178.8	$ 129.1	$0.51	$87.8	$69.6	$0.28
EBIT:
Restructuring plan
– restructuring charge	–	–	–	1.2	1.0	–	18.9	14.1	0.06
– other costs associated
with the restructuring plan	–	–	–	6.9	5.5	0.03	15.1	11.3	0.05
Release of claims payment	–	–	–	(4.4)	(3.1)	(0.01)	–	–	–
Foreign exchange gain	–	–	–	–	–	–	(5.3)	(5.7)	(0.02)
Write-down of deferred bid costs	–	–	–	–	–	–	5.9	5.1	0.02
Exit from the Do328J platform	–	–	–	–	–	–	(1.8)	(1.0)	(0.01)
Interest expense, net:
Early repayment of notes receivable	–	–	–	(1.4)	(1.4)	(0.01)	–	–	–
Accretion of discounts
on notes receivable	–	–	–	–	–	–	(1.6)	(1.6)	(0.01)
Early settlement of
high-cost long-term debt	–	–	–	–	–	–	2.8	2.0	0.01
Write-down of unamortized
deferred financing costs	–	–	–	–	–	–	1.1	0.7	–
Income tax expense:
Tax recoveries	–	–	–	–	(1.8)	(0.01)	–	(9.0)	(0.03)
Earnings from continuing operations
excluding non-recurring items
(non-GAAP measure)	$ 234.0	$ 164.8	$0.65	$ 181.1	$129.3	$0.51	$122.9	$85.5	$0.35

10 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 44

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item.

Release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we received a payment in the first quarter of fiscal 2007 and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims.

Foreign exchange gain

We reduced our net investment in certain self-sustaining subsidiaries in fiscal 2006, and transferred corresponding amounts of foreign exchange gain or losses accumulated in the accumulated other comprehensive loss account to the statement of earnings. This resulted in a non-recurring pre-tax gain of $5.3 million. The reduction of capitalization in self-sustaining subsidiaries is not part of our day-to-day operations and we do not consider any impact on the results to be recurring.

Write-down of deferred bid costs

In the first quarter of fiscal 2006, we wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which we were selected and for which, subsequent to selection, the likelihood of success was significantly reduced. Of the $5.9 million, $4.4 million was related to the AVTS program.

Exit from the Dornier 328Jet platform

In the third quarter of fiscal 2006, we reached a decision to no longer offer training services for the Do328J aircraft. We sold two Do328J FFSs that quarter, for a net gain of $1.8 million.

Early repayment of notes receivable

During the second quarter of fiscal 2007, we received an early payment in full of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue during the second quarter of 2007 as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Accretion of discount on notes receivable

In the fourth quarter of fiscal 2006, we had $2.2 million in additional interest from the accretion of discount on notes receivable. Only $0.6 million of this amount was considered recurring each year until maturity.

Early settlement of high-cost, long-term debts

In the third quarter of fiscal 2006, we took advantage of available liquidity and the strong Canadian dollar to prepay a higher cost, asset-backed financing arrangement that was in place when we acquired Schreiner Aviation Training. The Amsterdam asset-backed financing was €22.7 million, and the prepayment resulted in a one-time, pre-tax charge totalling $2.8 million.

Write-down of unamortized deferred financing costs

We closed the new credit facility on July 7, 2005 and wrote down unamortized deferred financing costs of $1.1 million in the second quarter of fiscal 2006. These costs were related to the original credit facility that had been in place.

Tax recoveries

During the first quarter of fiscal 2007, we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This led to the recognition of a cumulative $1.8 million in tax assets ($2.0 million in tax assets in the first quarter of 2007, net of a $0.2 million reversal in the second quarter of 2007).

CAE Annual Report 2008 | 45

4.5 Government cost-sharing

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership. During fiscal 2006, we launched Project Phoenix, a $630–million, six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over six years. We recognize a liability to repay these contributions when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $62.4 million to Project Phoenix. We recorded $42.1 million as a reduction of R&D expenses and $20.3 million for fixed assets or other capitalized costs.

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $8.8 million for these TPC projects this year.

The table below lists the contribution and royalties for all programs:
(amounts in millions)	FY2008	FY2007	FY2006
Contribution:
Phoenix	$ 62.4	$52.1	$17.3
Previous programs	–	–	7.5
Total contribution	$ 62.4	$52.1	$24.8
Amount capitalized	(20.3)	(7.1)	(3.8)
Amounts credited to income	$ 42.1	$45.0	$21.0
Royalty expense	(8.8)	(7.5)	(6.6)
Impact of contribution on earnings(1)	$ 33.3	$37.5	$14.4
Approximate impact of contribution on ITCs (25%)(1)	(8.3)	(9.4)	(3.6)
Approximate pre-tax impact of contribution to various R&D programs	$ 25.0	$28.1	$10.8

(1)	We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately $25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contributions.

4.6 Consolidated orders and backlog

Our consolidated backlog was $2,899.9 million at the end of this year, which is 5% higher than last year. New orders of $1,665.5 million were added to backlog this year, offset by $1,423.6 million in revenue generated from backlog and a decrease of $116.6 million mainly caused by the appreciation during the year of the Canadian dollar against the British pound and the U.S. dollar.

Change in backlog
As at March 31 (amounts in millions)	FY2008	FY2007	FY2006
Backlog, beginning of period	$ 2,774.6	$ 2,460.0	$ 2,504.7
+ orders	1,665.5	1,455.2	1,238.7
- revenue	(1,423.6)	(1,250.7)	(1,107.2)
+/- adjustments (mainly FX)	(116.6)	110.1	(176.2)
Backlog, end of period	$ 2,899.9	$ 2,774.6	$ 2,460.0

You will find more details in Results by segment, below.

CAE Annual Report 2008 | 46

5. RESULTS BY SEGMENT
We manage our business and report our results in four segments:
Civil segments:

  Training & Services/Civil (TS/C);
  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);
  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS Segment operating income

(amounts in millions,
except per share amounts)	FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Civil segments
Training & Services/Civil	$ 73.5	64.3	23.8	15.5	14.6	19.6	21.3
	% 19.2	19.1	22.8	16.7	16.2	20.7	23.2
Simulation Products/Civil	$ 94.9	60.4	23.8	25.2	26.2	19.7	15.3
	% 21.8	17.4	22.3	24.3	23.3	17.4	15.7
Military segments
Simulation Products/Military	$ 51.7	39.1	14.5	11.5	13.4	12.3	9.5
	% 13.5	10.9	14.3	12.8	13.8	12.9	10.3
Training & Services/Military	$ 31.4	33.7	7.6	9.5	7.9	6.4	6.1
	% 14.1	16.2	14.0	16.1	14.5	11.6	10.9
Total segment operating income	$ 251.5	197.5	69.7	61.7	62.1	58.0	52.2
Other (expense) income expenses	$ –	(8.1)	–	–	–	–	1.1
EBIT	$ 251.5	189.4	69.7	61.7	62.1	58.0	53.3

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of developments not specifically related to its performance.

Capital employed
	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2008	2007	2007	2007	2007
Civil segments
Training & Services/Civil	$ 868.3	774.3	762.5	734.7	759.1
Simulation Products/Civil	$ (81.9)	(38.7)	(26.9)	(13.0)	(59.8)
Military segments
Simulation Products/Military	$ 68.4	100.1	98.1	90.1	54.5
Training & Services/Military	$ 136.5	138.4	135.8	142.4	132.8
	$ 991.3	974.1	969.5	954.2	886.6

CAE Annual Report 2008 | 47

5.1 Civil segments
TRAINING & SERVICES/CIVIL
TS/C was awarded over $116 million in contracts this quarter.

  Signed a five-year contract with first-time customer Sentient, to exclusively cover the expansion which resulted from Sentient’s acquisition of TAG USA;
  Signed a five-year contract with XOJET, to support the renewal of their exclusive contract with Citation X training.

Expansion and new initiatives
Emerging Markets
Asia

  We selected Kuala Lumpur, Malaysia as our location for our Southeast Asian training hub, following a partnership with AirAsia and the government of Malaysia. As part of the agreement, we will add another Airbus A320 FFS and an Airbus A330 FFS to the Kuala Lumpur training centre within the next 10 months. This partnership is a result of our expansion strategy within emerging markets, as we intend to increase our capacity in the region over the next 18 months. The new major CAE-AirAsia training hub in Malaysia is designed to meet the strong demand for aircrew training within Southeast Asia, one of the world’s most rapidly growing aviation markets;
  We completed the expansion of the Zhuhai Flight Training Centre. We committed to adding three assets to this training centre: an Airbus A320 FFS, an Airbus A330 FFS and a Boeing B737-800 FFS.

Middle East

  We obtained Level D accreditation by the European Joint Aviation Authorities (JAA), the U.S. Federal Aviation Authority (FAA) and the United Arab Emirates’ General Civil Aviation Authority on the Gulfstream G450/550 business jet training programs;
  We will expand the Emirates-CAE Flight Training Centre with one Bombardier Global Express FFS and one Hawker Beechcraft FFS CAE 5000 series.

India

  We signed two contracts. One was for a joint venture with the Airport Authority of India (AAI) to develop the Rajiv Gandhi National Flying Training Institute (RGNFTI) and another to become the managing partner of the Indian government’s Indira Gandhi Rashtriya Uran Akademi (IGRUA) flight training academy;
  We are in the process of establishing the first independant Indian aviation training centre in Bangalore, India. The centre will serve India-based airlines and the surrounding region. The centre will be part of the CAE-Airbus cooperation and will initially offer pilot, cabin crew and maintenance training as well as flight operations support on the Airbus A320 and the Boeing B737. The training centre will also serve the needs of CAE Global Academy, a new training alliance intended to address the global shortage of pilots.

Europe

  We formalized a joint venture agreement with Embraer to provide comprehensive pilot and ground crew training to Embraer customers of the Phenom 100 VLJ and Phenom 300 LJ. Commencing calendar 2009, CAE will offer training programs for the Phenom 100 VLJ and Phenom 300 LJ aircraft at CAE’s Burgess Hill Training Centre, U.K.;
  We have expansion plans for the U.K. training centre, by introducing three additional simulator bays;
  We signed a 10-year agreement to lease an Airbus A380 FFS and related training devices to Air France, enabling the companies to collaborate in A380 training requirements. The event marks the first time an A380 FFS has been deployed within CAE’s training network;
  We added one B737 FFS at the CAE Aviation Training Centre in Amsterdam.

America

  We will expand the North East Training Centre, from six simulator bays to fifteen, to meet increased training demands;
  We integrated into our results the newly-acquired company Flightscape Inc. (Flightscape) as of August 29, 2007. The acquisition is expected to complement our innovative training solutions aimed at enhancing the efficiency and safety of its customers. Flightscape provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations;
  We achieved industry firsts with the receipt of Level D certification, the highest qualification for flight simulators, by the FAA and JAA for two CAE-built Dassault Falcon 7X FFSs. We also received Level D certification on the Gulfstream G450/550 FFS;
  We signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft;
  We signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;
  We signed a contract with first-time customer Mooney Airplane Company, to develop a series of web-based maintenance training modules.

CAE Annual Report 2008 | 48

Financial results
(amounts in millions
except operating margins,
RSEU and FFSs deployed)	FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Revenue	$ 382.1	336.9	104.5	92.8	90.0	94.8	91.7
Segment operating income	$ 73.5	64.3	23.8	15.5	14.6	19.6	21.3
Operating margins	% 19.2	19.1	22.8	16.7	16.2	20.7	23.2
Amortization & depreciation	$ 52.0	45.5	12.9	12.5	13.5	13.1	12.4
Capital expenditures	$ 161.8	108.1	41.6	14.1	79.3	26.8	27.7
Capital employe	$ 868.3	759.1	868.3	774.3	762.5	734.7	759.1
Backlog	$ 963.3	951.6	963.3	896.1	887.5	853.4	951.6
RSEU[11]	108	99	110	109	106	105	101
FFSs deployed	124	114	124	123	119	117	114

Revenue up by 13% over last quarter and by 14% year over year

The increase over last quarter and year over year was mainly attributed to a strong demand in all of our training centres, translating into a higher utilization rate, one more RSEU from last quarter and nine more RSEUs than in the same period last year. The growth year over year was achieved despite an appreciation of the Canadian dollar against the British pound, the euro and the U.S. dollar.

Revenue was $382.1 million this year, which is 13% or $45.2 million higher than last year

The growth over last year was attributed to an increase of nine RSEUs, as well as a strong demand for training, which reflects the healthy state of the aerospace industry. The growth over last year was achieved despite an appreciation of the Canadian dollar against the British pound and the U.S. dollar. This year, TS/C’s revenue would have been approximately $24 million higher if the average foreign exchange rate had been comparable to last year.

Segment operating income was $23.8 million (22.8% of revenue) this quarter

Segment operating income was $23.8 million (22.8% of revenue) this quarter, compared to $15.5 million (16.7% of revenue) in the last quarter and $21.3 million (23.2% of revenue) in the same period last year.

Segment operating income increased by $8.3 million, or 54%, over last quarter. This increase is due to a strong demand and performance across all of our training centres, a gain of $0.5 million from the disposal of one FFS, and the depreciation of the Canadian dollar against the euro and the U.S. dollar. The segment operating income increased by $2.5 million over the same period last year despite one-time gains amounting to $2.4 million, recognized in the fourth quarter of last year.

Segment operating income was $73.5 million, which is 14% or $9.2 million higher than last year

Segment operating income was $73.5 million (19.2% of revenue) this year, compared to $64.3 million (19.1% of revenue) over last year. TS/C’s operating margin was similar to last year, resulting from a $45.2 million increase in revenue, partially offset by the appreciation of the Canadian dollar against the British pound and the U.S. dollar and costs associated with the expansion of our network and the ramp-up of new training programs. This year, TS/C’s segment operating income would have been approximately $6.4 million higher if the average foreign exchange rate had been comparable to last year.

TS/C’s operating margin was relatively unaffected by foreign exchange fluctuations. However, over last year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

Capital employed increased by $109.2 million over last year

Capital employed was higher mainly because of additional simulators in the network, combined with the integration into our results of the newly-acquired Flightscape, our investment in subsidiary companies as well as by foreign exchange fluctuation.

Capital expenditures at $41.6 million this quarter and $161.8 million for the year

Capital expenditures were higher this year mainly because of the ongoing investment to grow our training network and the buyback of some leased simulators that were already part of our network and, therefore, included in our maintenance capital expenditures.

11 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 49

Backlog up by 1% over last year
(amounts in millions)	FY2008	FY2007
Backlog, beginning of period	$ 951.6	$ 809.0
+ orders	452.5	452.5
- revenue	(382.1)	(336.9)
+/- adjustments (mainly FX)	(58.7)	27.0
Backlog, end of period	$ 963.3	$ 951.6

This year’s book-to-sale ratio was 1.2x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 9 FFSs this quarter:

  One EMB-190 FFS to Hainan Airlines;
  One A320 FFS CAE 5000 Series to Lufthansa;
  One B747-8 FFS to Lufthansa;
  Two B737-800 FFSs to Xiamen Airlines;
  One B777 FFS to Delta Airlines;
  One Bombardier Global Express FFS to Emirates-CAE Flight Training Centre (ECFT);
  One Hawker Beechcraft FFS CAE 5000 Series to ECFT;
  One A330 FFS to an undisclosed international airline customer.

This brings SP/C’s total order intake for the year to 37 FFSs.

Products and new initiatives

  We introduced a new feature for Simulation Products: CAE True™ Environment. This product offers a dynamic and comprehensive air traffic control environment and provides a more immersive, realistic, and higher fidelity training environment. CAE True™ Environment is available for the CAE 5000 Series and CAE 7000 Series FFSs, and CAE Simfinity™ training devices;
  We received Level D certification, the highest performance rating for flight training equipment, by the European Joint Aviation Authorities (JAA) and the Japan Civil Aviation Bureau on four CAE-built FFSs with electric motion. The simulators, two Boeing 737-800 and one A320 for Flight Simulation Company, and one Boeing 737-800 for Japan Airlines, are the first FFSs with electric motion for Airbus and Boeing aircraft to ever receive Level D certification;
  We received Level D certification by the Direction Générale de l’Aviation Civile (DGAC), France’s civil aviation authority, for the CAE Tropos™-6000 visual system and 3.2 megapixel Liquid Crystal on Silicon projectors of a CAE-built Airbus A320 FFS for Air France;
  We achieved Level D certification by the United Kingdom’s Civil Aviation Authority on our first CAE 5000 Series A320 FFS.
Financial results
(amounts in millions,
except operating margins)	FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Revenue	$ 435.3	348.1	106.5	103.5	112.3	113.0	97.6
Segment operating income	$ 94.9	60.4	23.8	25.2	26.2	19.7	15.3
Operating margins	% 21.8	17.4	22.3	24.3	23.3	17.4	15.7
Amortization & depreciation	$ 6.9	9.4	1.8	1.6	2.0	1.5	2.9
Capital expenditures	$ 4.6	14.4	1.2	1.2	1.4	0.8	1.8
Capital employed	$ (81.9)	(59.8)	(81.9)	(38.7)	(26.9)	(13.0)	(59.8)
Backlog	$ 381.8	352.8	381.8	388.7	373.3	413.3	352.8

Revenue up by 3% over last quarter and by 9% year over year

The increase over last quarter was mainly attributed to the higher volume from a stronger level of orders during the third and fourth quarters.

Revenue increased year over year because of the higher number of orders, partially offset by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar on sales contracts signed during the current fiscal year.

Revenue was $435.3 million for the year, which is 25% or $87.2 million higher than last year

The increase was attributed to stronger order intake throughout the current fiscal year, as well as revenue recorded on simulators that were already manufactured and for which we signed sales contracts during the second quarter of this year. In addition, we obtained customer acceptance of a simulator that was recorded as a sale-type capital lease transaction during the first quarter of this year.

CAE Annual Report 2008 | 50

Segment operating income down by 6% over last quarter and up by 56% year over year

SP/C’s segment operating income remains strong despite the appreciation of the Canadian dollar. The decrease over last quarter was principally due to the mix of different programs. The increase year over year was attributed to higher volume, improved program execution as well as lower costs.

Segment operating income was $94.9 million for the year, which is 57% or $34.5 million higher than last year

This year, SP/C’s operating margin was 21.8%, compared to 17.4% last year, reflecting the advantage of a positive sustained cost performance as well as strong demand and volume. This year, we delivered to our customers 29 FFSs compared to 25 in fiscal 2007.

SP/C’s revenue was negatively impacted by the appreciation of the Canadian dollar against the U.S. dollar. However, this negative impact was partially mitigated because our sale contracts are hedged upon signing at the prevailing rate. This year, a majority of SP/C’s revenue was generated from sales previously hedged against currency fluctuations.

Capital employed decreased over last quarter and over last year

Capital employed was lower mainly due to lower working capital accounts. This was primarily due to a higher collection of accounts receivable, predominantly during the fourth quarter of this year, combined with a higher level of accounts payable at year-end.

Backlog up by 8% over last year
(amounts in millions)	FY2008	FY2007
Backlog, beginning of period	$ 352.8	$ 284.4
+ orders	466.9	406.9
- revenue	(435.3)	(348.1)
+/- adjustments	(2.6)	9.6
Backlog, end of period	$ 381.8	$ 352.8

This year’s book-to-sale ratio was 1.1x.

5.2 Military segments
SIMULATION PRODUCTS/MILITARY
SP/M was awarded $140 million in orders this quarter, including:

  One S-70B Seahawk and one AS332 Super Puma helicopter simulators for the Republic of Singapore Air Force;
  One MH-60S OFT and one MH-60S weapons tactics trainer (WTT) for the U.S. Navy;
  The prototype P-8A Operational Flight Trainer (OFT) for Boeing’s new P-8A Poseidon maritime patrol and anti-submarine warfare aircraft;
  One prototype M-346 flight training device (FTD) to provide the initial training capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft.

Products and new initiatives

  We unveiled Presagis, a new modelling and simulation software company, as part of our military simulation products business. We combined our acquisitions of Engenuity Technologies, MultiGen-Paradigm and TERREX and an existing CAE commercial-off-the-shelf (COTS) software team to create an independent, industry-leading company specializing in COTS modelling and simulation software;
  We acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet), based in Bangalore, India.
Financial results
(amounts in millions,
except operating margins)	FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Revenue	$ 383.7	357.5	101.5	89.6	97.1	95.5	92.2
Segment operating income	$ 51.7	39.1	14.5	11.5	13.4	12.3	9.5
Operating margins	% 13.5	10.9	14.3	12.8	13.8	12.9	10.3
Amortization & depreciation	$ 10.5	9.0	2.8	3.0	2.5	2.2	2.6
Capital expenditures	$ 7.3	5.5	2.1	1.5	2.4	1.3	1.8
Capital employed	$ 68.4	54.5	68.4	100.1	98.1	90.1	54.5
Backlog	$ 765.1	635.8	765.1	704.4	535.3	560.5	635.8

CAE Annual Report 2008 | 51

Revenue up by 13% over last quarter and by 10% year over year

The increase over last quarter was mainly due to high activity levels on some U.S. and European programs, combined with the decrease in value of the Canadian dollar against the U.S. dollar and the euro during the quarter.

The increase year over year was mainly due to higher activity on some European programs, combined with the integration into our results of the newly-acquired companies Engenuity, Multigen and Macmet. The increase was partially offset by reduced activity on some U.S. programs and the appreciation of the Canadian dollar against the U.S. dollar during the period.

Revenue was $383.7 million this year, which is 7% or $26.2 million higher than last year

The increase reflects the integration of the above-mentioned acquisitions, combined with a higher activity level, mainly in the United States. This increase was partially offset by the appreciation of the Canadian dollar against the U.S. dollar.

Segment operating income up by 26% over last quarter and by 53% year over year

SP/M’s segment operating income increased over last quarter and year over year mainly due to the renegotiation of a contract change order, which included the alignment of the contract currency with the client’s currency resulting in a gain on a financial instrument. This increase was partially offset by costs incurred in the reorganization of our worldwide military segments.

Segment operating income was $51.7 million this year, which is 32% or $12.6 million higher than last year

SP/M’s segment operating income was higher than last year for the same reasons stated above, combined with an increased level of activity in the United States, lower costs and a favourable program mix.

Capital employed decreased over last quarter

The decrease this quarter was mainly because of lower working capital accounts, principally resulting from increased deposits on contracts and a higher level of accounts payable at year-end.

Backlog up by 20% over last year
(amounts in millions)	FY2008	FY2007
Backlog, beginning of period	$ 635.8	$ 540.5
+ orders	530.0	421.3
- revenue	(383.7)	(357.5)
+/- adjustments (mainly FX)	(17.0)	31.5
Backlog, end of period	$ 765.1	$ 635.8

This year’s book-to-sale ratio was 1.4x.

TRAINING & SERVICES/MILITARY
TS/M was awarded $78 million in orders this quarter, including:

  Maintenance and support services for the NATO Airborne Early Warning and Control Force’s E3A AWACS simulator, located in Europe;
  Simulator maintenance and support services to the 160th Special Operation Aviation Regiment–Airborne for the U.S. Army;
  Contractor logistics, engineering maintenance, pilot instruction, courseware development and training system support of the C-130J and C-130E/H for the U.S. Air Force.

Services and new initiatives

  We were notified this year by the Government of Canada that we were the only compliant bidder to become Canada’s C-130J and CH-47 operational training systems provider. We expect to respond to a request for proposal whereby the Government of Canada will acquire equipment and aircrew training services over 20 years for Canada’s tactical airlift aircraft and helicopter fleets;
  We are having continued success winning business related to training systems and services for the NH90 helicopter. During the third quarter of fiscal 2008, we won a contract to provide two MRH90 full-flight and mission simulators (FFMSs) to the Commonwealth of Australia. As a prime contractor and Authorised Engineering Organisation for the Commonwealth, we will provide overall project management, systems engineering and integrated logistics support.

CAE Annual Report 2008 | 52

Financial results
(amounts in millions,
except operating margins)	FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007
Revenue	$ 222.5	208.2	54.1	58.9	54.5	55.0	55.8
Segment operating income	$ 31.4	33.7	7.6	9.5	7.9	6.4	6.1
Operating margins	% 14.1	16.2	14.0	16.1	14.5	11.6	10.9
Amortization & depreciation	$ 8.1	6.9	1.8	2.4	2.2	1.7	1.9
Capital expenditures	$ 15.8	30.1	3.4	4.3	4.3	3.8	2.5
Capital employed	$ 136.5	132.8	136.5	138.4	135.8	142.4	132.8
Backlog	$ 789.7	834.4	789.7	721.5	717.2	772.3	834.4

Revenue down by 8% over last quarter and by 3% year over year

The decrease over last quarter was mainly attributable to increased revenue in the third quarter from some support services for various German military bases as well as a cost recovery during the third quarter, resulting from our annual labour rates review with the Government of Canada. The decrease was partially offset by the depreciation of the Canadian dollar against the U.S. dollar and the euro during the quarter.

The decrease year over year was mainly due to the appreciation of the Canadian dollar against the U.S. dollar and the British pound, partially offset by an increase in training service activities in the United States, as well as the integration into our results of the newly-acquired companies Engenuity and Kesem.

Revenue was $222.5 million this year, which is 7% or $14.3 million higher than last year

The increase was mainly a result of support services for various German military bases, annual rates review with the Government of Canada, increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of the newly-acquired companies Engenuity and Kesem. This increase was partially offset by the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

Segment operating income down by 20% over last quarter and up by 25% year over year

This quarter, segment operating income included an improved cost performance on certain maintenance services contracts, partially offset by costs incurred in the reorganization of our worldwide military segments. This mainly explains the increase year over year. Compared to last quarter, despite the above-mentioned elements, segment operating income was lower due to the intense activity in the third quarter from some support services for various German military bases as well as the cost recovery resulting from our annual rates review with the Government of Canada during the third quarter. Furthermore, during the third quarter we received a dividend from a U.K.-based investment of TS/M. The dividend is a component of TS/M’s recurring business, even though it is not received evenly throughout the year.

Segment operating income was $31.4 million this year, which is 7% or $2.3 million lower than last year

The decrease over last year was mainly due to the one-time payment we received from the U.K. government during the first quarter of fiscal 2007 in relation to the AVTS project. Excluding this one-time payment, the segment operating margin would result in a 7%, or $2.1 million, increase compared to last year, mainly resulting from the above-mentioned factors contributing to the increase in revenue and by a more significant impact of the dividend received during fiscal 2008 from the U.K -based investment of TS/M.

Capital employed decreased over last quarter

The decrease this quarter was mainly because of lower working capital accounts, partially offset by additional investments for the NH90 training program in Germany and the decrease in value of the Canadian dollar against the euro.

Backlog down by 5% over last year
(amounts in millions)	FY2008	FY2007
Backlog, beginning of period	$ 834.4	$ 826.1
+ orders	216.1	174.5
- revenue	(222.5)	(208.2)
+/- adjustments (mainly FX)	(38.3)	42.0
Backlog, end of period	$ 789.7	$ 834.4

This year’s book-to-sale ratio was 1.0x.

CAE Annual Report 2008 | 53

Combined military performance favourable over last year

Our combined military revenue increased by $7.1 million, or 5%, over last quarter, by $7.6 million, or 5%, year over year and $40.5 million, or 7%, over last year. You will find more details in the above Results by segment sections of SP/M and TS/M. Excluding the net impact of $3.0 million resulting from the change order renegotiation gain and costs incurred in the reorganization of our military segments, our combined military operating margins would have been 12.0% this quarter and 13.1% this year. This favourably compares to the combined military operating margins of 10.5% in the fourth quarter of fiscal 2007 and 12.1% (excluding the AVTS one-time payment) in fiscal 2007, hence demonstrating the continuous improved profitability of our military business. Combined military book-to-sale ratio for the year was 1.2x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;
  Capital expenditure requirements;
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.
6.1 Consolidated cash movements
(amounts in millions)	FY2008	FY2007	FY2006
Cash provided by continuing operating activities*	$ 276.6	$ 219.1	$ 146.8
Changes in non-cash working capital	(15.7)	20.2	79.1
Net cash provided by continuing operations	$ 260.9	$ 239.3	$ 225.9
Capital expenditures	(189.5)	(158.1)	(130.1)
Other capitalized costs	(25.9)	(11.8)	(12.4)
Cash dividends	(9.8)	(9.8)	(9.7)
Non-recourse financing[12]	137.7	34.0	26.5
Free cash flow[13]	$ 173.4	$ 93.6	$ 100.2
Business acquisitions (net of cash and cash equivalents acquired)	(41.8)	(4.4)	2.6
Other cash movements, net	8.0	7.9	19.6
Proceeds from disposal of discontinued operations	–	(3.8)	–
Non-recourse financing	(137.7)	(34.0)	(26.5)
Effect of foreign exchange rate changes on cash and cash equivalents	(0.1)	4.4	(7.6)
Net increase in cash before proceeds and repayment of long-term debt	$ 1.8	$ 63.7	$ 88.3
* before changes in non-cash working capital

Free cash flow was $173.4 million this year, 85% or $79.8 million higher than last year

This year, the increase in free cash flow was mainly attributable to an increase in net cash provided by continuing operations and an increase in non-recourse financing on property, plant and equipment offset by higher capital expenditures.

Capital expenditures and other capitalized costs increased by $45.5 million this year

Total capital expenditures of $189.5 million this year included:

  The major milestone delivery of the first Dassault Falcon 7X training program;
  The buyback of some leased simulators that were already part of our network and, therefore included in our maintenance capital expenditures14;
  The ongoing investment to grow our training network.

This year, our growth capital expenditures15 were $106.2 million and our maintenance capital expenditures were $83.3 million. Total other capitalized costs of $25.9 million included mainly deferred development costs, pre-operating costs.

Non-recourse financing

During fiscal year 2008, the Company obtained senior secured financing for two new civil aviation training centres. The drawdown to March 31, 2008 was for an approximate aggregate amount of $107.5 million (US$45.7 million and £29.6 million) after taking into consideration the effect of foreign exchange swap arrangements entered in relation to this financing transaction.

12, 13, 14, 15 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 54

6.2 Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines as at March 31, 2008 was $573.6 million, of which $129.6 million (or 23%) was used for letters of credit. The total amount available at March 31, 2007 was $615.3 million, of which $139.7 million (or 23%) was used. Due to the fact that our revolving credit facilities are denominated in U.S. dollars and euros, total availability decreased due to the appreciation of the Canadian dollar, whereas our utilization remained unchanged from prior year. There were no borrowings under the facilities as at March 31, 2008 or at March 31, 2007.

We also have the ability to borrow in various currencies through non-committed operating lines of $4.9 million. We had not drawn down on these operating lines as at March 31, 2008.

Long-term debt was $379.8 million as at March 31, 2008 compared to $283.2 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $27.3 million at March 31, 2008 compared to $27.2 million at the end of the previous fiscal year. The main variations in debt over the year (other than normal contractual amortization of existing debt) are described below.

We raised senior secured financing of $107.5 million (US$45.7 million and £29.6 million) for two civil aviation training centres. The debt is non-recourse to CAE and amortizes over two separate periods until June 2014 and June 2018.

We borrowed an additional $10.7 million (€7.3 million) for our 25% share on the debt facility for the German NH90 project for a total of $52.8 million (€32.5 million). The project company has a €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of December 2019.

We also raised an additional $10.8 million (US$10.1 million) to finance the acquisition of two FFSs for the Zhuhai Training Centre, as well as the expansion of that training centre for a total of $24.4 million (US$23.8 million) as of March 31, 2008. This additional financing represented our 49% share of the term debt for the joint venture. The debts are non-recourse to CAE and have various maturities to August 2013.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. We have borrowed $11.3 million to date for costs incurred to implement the new system.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for $102.8 million (US$100 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As of March 31, 2008, we had $54.9 million outstanding compared to $65.6 million as at March 31, 2007. Due to the fact that the majority of the guarantees are issued in U.S. dollars, the variation was principally due to the appreciation of the Canadian dollar.

6.3 Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2008 (amounts in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt	$ 27.6	$ 92.8	$ 28.0	$ 20.1	$ 72.3	$ 133.6	$ 374.4
Capital lease	0.7	0.7	6.7	–	–	–	8.1
Operating leases	59.1	55.2	54.9	55.0	41.7	162.8	428.7
Purchase obligations	25.2	14.1	7.4	6.8	0.9	–	54.4
Other long-term obligations	0.7	–	–	–	–	–	0.7
Total	$ 113.3	$ 162.8	$ 97.0	$ 81.9	$ 114.9	$ 296.4	$ 866.3

We also had total committed credit facilities of $444.0 million available as at March 31, 2008 compared to $475.6 million at March 31, 2007. Due to the fact that the credit facilities are denominated in U.S. dollars and euros, the decrease in available credit mainly resulted from the appreciation of the Canadian dollar, whereas the utilization remained relatively similar to last year.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times. As at March 31, 2008 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Annual Report 2008 | 55

7.	CONSOLIDATED FINANCIAL POSITION
7.1	Consolidated capital employed
	As at March 31	As at March 31
(amounts in millions)	2008	2007
Use of capital:
Non-cash working capital	$ (138.1)	$ (118.1)
Property, plant and equipment, net	1,046.8	986.6
Other long-term assets	380.0	343.9
Other long-term liabilities	(216.1)	(249.5)
Total capital employed	$1,072.6	$ 962.9
Source of capital:
Net debt	$ 124.1	$ 133.0
Shareholders’ equity	948.5	829.9
Source of capital	$1,072.6	$ 962.9

Capital employed16 increased 11% over last year

The increase was mainly the result of higher property, plant and equipment, higher other long-term assets and lower other long-term liabilities offset by lower non-cash working capital.

Our return on capital employed17 (ROCE) was 16.8% (14.5% adjusted for operating leases) this year compared to 14.7% (12.1% adjusted for operating leases) for last year.

Non-cash working capital18 decreased by $20.0 million

The decrease was mainly from an increase of accounts payable and other accrued liabilities, and deposits on contracts, partially offset by higher accounts receivable, inventories and income taxes recoverable.

Net property, plant and equipment up $60.2 million

The increase from capital expenditures of $189.5 million was mainly offset by normal depreciation of $60.6 million and by a negative impact of $38.9 million caused by foreign exchange variation.

Net debt lower than last year

The decrease was largely caused by the appreciation of the Canadian dollar against our foreign denominated debt and $1.8 million net increase in cash, before proceeds and repayment of long-term debt, partially offset by assumption of debt held by acquired businesses.

Change in net debt
	As at March 31	As at March 31
(amounts in millions)	2008	2007
Net debt, beginning of period	$ 133.0	$ 190.2
Impact of cash movements on net debt
(see table in the cash movements section)	(1.8)	(63.7)
Business acquisitions and others	11.8	-
Effect of foreign exchange rate changes on long-term debt	(18.9)	6.5
Decrease in net debt during the period	(8.9)	(57.2)
Net debt, end of period	$ 124.1	$ 133.0

Shareholders’ equity

The $118.6 million increase in equity was mainly because of higher net earnings ($152.7 million) and the proceeds from the share issue and contributed surplus ($19.8 million) offset by a decrease in accumulated other comprehensive loss ($35.5 million). This was after accounting for dividends ($10.1 million).

16, 17, 18 Non-GAAP measure (see Section 3.7) .

CAE Annual Report 2008 | 56

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 253,969,836 common shares issued and outstanding as at March 31, 2008 with total share capital of $418.9 million. We also had 4,602,374 options outstanding, of which 2,543,545 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2008, we had a total of 254,008,182 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.01 per share each quarter in fiscal 2008. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay revised dividends of approximately $30 million based on our current dividend policy and the 254.0 million common shares outstanding as at March 31, 2008.

Guarantees

We issued letters of credit and performance guarantees for $108.9 million in the normal course of business this year, compared to $149.1 million last fiscal year. The amount was lower this year as a result of the expiry of a simulator deployment guarantee and lower levels of advance payment guarantees.

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is over $200 million.

We have a 14% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are approximately $103 million as at March 31, 2008 and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in Note 20 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which we have 25% ownership, contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5 -year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $52.8 million (€32.5 million) as at March 31, 2008, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We increased the amount of financing for the Zhuhai Flight Training Centre this year. The recorded debt represents our 49% joint venture share of term-debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term-debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. LIBOR plus a spread, and have various amortizations to August 2013. We had $24.4 million outstanding (US$23.7 million) as at March 31, 2008. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

In June 2007, we concluded a non-recourse financing for two newly established civil aviation training centres. The debt is non-recourse to the Company and is secured by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash-flow generated by the two training centres. The debt was fully drawn down by March 31, 2008 for a gross amount of $107.5 million (US$105.0 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $2.6 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

CAE Annual Report 2008 | 57

7.2 Variable interest entities

Note 24 to the consolidated financial statements summarizes the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for military and civil aviation. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where the variable interest is equity and a subordinated loan. We also provide administrative services to the SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2008 and 2007, we were the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated into our consolidated financial statements as at March 31, 2008 and 2007, even before we classified it as a VIE and CAE as the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under the Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $42.0 million at the end of fiscal 2008 ($47.1 million in 2007).

Partnership arrangements

We enter into partnership arrangements to provide military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. As at March 31, 2008 and 2007, our maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3 Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

  The TS/C segment, which operates a fleet of over 120 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;
  The TS/M segment, which operates a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K. Ministry of Defence) and the asset company (which owns the assets). These leases are non-recourse to CAE.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leveraged leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are about the same as the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

CAE Annual Report 2008 | 58

We did not enter into any additional sale and leaseback transactions this year, and, as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

In fiscal 2008, we bought back three FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $43.0 million.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2008. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback
		Number		Initial	Imputed	Unamortized	Residual
(amounts in millions,		of FFSs	Lease	term	interest	deferred	value
unless otherwise noted)	Fiscal year	(units)	obligations	(years)	rate	gain	guarantee
SimuFlite	2002 to 2005	14	$ 133.6	10 to 20	5.5 to 6.7%	$ 10.1	$ –
CAE Inc.	2000-2002	4	51.9	20-21	6.4 to 7.6%	28.3	17.4
Denver
training centres	2003	5	60.5	20	5.0%	24.9	–
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture(1)	2003	5	17.4	15	3.0%	–	–
Other	–	2	10.1	8	7.1 to 7.9%	–	–
Total		30	$ 273.5			$ 63.3	$ 17.4
Annual lease payments
(upcoming 12 months)			$ 27.9
(1) We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $27.6 million for fiscal 2008, compared to $32.4 million last year.

You can find more details about operating lease commitments in Notes 20 and 26 to the consolidated financial statements.

7.4 Financial instruments

We are exposed to various financial risks in the normal course of our business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We only hedge future revenue exposure when contracts are signed. We have adopted a contract-by-contract hedging strategy rather than an overall strategy based on the contracts we expect to sign. We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 17 to the financial statements for more details). At the end of fiscal 2008, approximately 9% of the total value of the outstanding contracts were not hedged. The non-hedged portion results from short timing issues between contract signature and hedging transactions as well as a number of small contracts that remain not hedged. Furthermore, this year we entered into hedges of certain foreign currency denominated costs for our Canadian operations. As a result, we entered into a hedge to cover the foreign currency costs of our manufacturing process, as well as on the interest and principal repayment of U.S. denominated debt maturing in June 2009.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. The hedged costs are entered on the basis of the forecasted and committed costs that will be incurred. We had $837.6 million Canadian-dollar equivalent in forward contracts at the end of fiscal 2008 ($586.0 million on sales contracts and $251.6 million on buy contracts), compared to $604.1 million ($512.7 million on sales contracts and $91.4 million on buy contracts), at the end of the previous year. The increase was mainly because of a higher number of foreign currency denominated revenue contracts being hedged, and additional hedging for foreign currency denominated manufacturing costs and debt-related exposure.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 72% fixed-rate and 28% floating-rate at the end of this year, compared to 60% fixed-rate and 40% floating-rate at the end of fiscal 2007. The higher portion of fixed-rate debt results from no utilization of floating-rate borrowings under the revolving credit facility, combined with this year’s issuance of non-recourse debt which was completely composed of fixed-rate debt.

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We also hedge to reduce our exposure to changes in our share price because it affects the cost of our deferred share unit (DSU) programs. A settlement hedge contract covered 2,155,000 CAE common shares as at March 31 2008 compared to 1,495,000 the previous year. We used the following methods and assumptions to estimate the fair value of the financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet. This is an appropriate estimate of their fair value because of their short-term maturities;
  Capital leases are valued using the discounted cash flow method;
  The value of long-term debt is estimated based on discounted cash flows using current interest rates on debt with similar terms and remaining maturities;
  The net fair value of our cross currency and interest swaps are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate market-based yield curve. Assumptions are based on market conditions prevailing at each consolidated balance sheet date;
  Forward foreign exchange contracts are represented by the estimated amounts that we would receive or pay to settle the contracts on the date of the consolidated balance sheet.
8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES
8.1	Acquisitions

The Company acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter, the Company acquired MultiGen-Paradigm Inc. (Multigen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations. As part of this agreement, the Company was given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require the Company to purchase the remaining outstanding shares. As such, the Company considers that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by the Company since the acquisition date.

Flightscape Inc.

During the second quarter, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

8.2 Discontinued operations

CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, in order to concentrate on its core business, the Company decided to discontinue its German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN-environment. CAE Elektronik GmbH is in the process of divesting its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

Marine Controls

On February 3, 2005, the Company completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. The Company received from L-3 in fiscal 2007 notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA). At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and have been reclassified in previously reported statements.

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Cleaning Technologies and other discontinued operations

In fiscal 2004, the Company completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid the Company an amount of $0.2 million.

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

Also, during fiscal 2006, the Company incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers’ books and records and, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. During the third and fourth quarter of fiscal 2008, the Company recognized fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million). For fiscal 2007 and 2006, the Company incurred $0.9 million (net of tax recovery of $0.2 million) and $0.2 million (net of tax recovery of $0.1 million), respectively.

Until recently, this dispute had been referred to arbitration and was in the discovery of evidence phase. As discussed in Subsequent Event, a loss in the amount of $8.5 million (net of tax recovery of $1.5 million) has been recorded during fiscal 2008 because the buyer was the subject of a petition for receivership and is understood to be insolvent subsequent to the balance sheet date.

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below. Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2008, for example, sales by the SP/M and TS/M segments accounted for 43% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

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Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry. While a few major airlines continue to face financial difficulties, the surge of new aircraft orders continued in 2008, which is positive. Most of these aircraft are destined for carriers in the Middle East and Asia. Most North American and some European airlines have been experiencing a slight contraction in their capacity.

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. This effect is most visible in the North American market, where some legacy carriers have emerged from Chapter 11 while others have recently filed under Chapter 11. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

Additionally, recent developments since mid-2007 in the credit market point to constraints on the availability of credit generally. If this situation persists it may affect the ability of airlines and other to purchase new aircraft, which would also negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and others are positioning themselves to take advantage of the current positive market. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Alteon Training L.L.C., a Boeing subsidiary, which may have certain pricing and other competitive advantages over CAE due to its status within the Boeing group of companies.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 93% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a larger proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have various hedging programs to partially offset this exposure. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar further increases in value, it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2008. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

  The cost and complexity of using foreign representatives and consultants;
  Tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital;
  The complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions;
  General changes in economic and geopolitical conditions.

Our currency hedging activities may not successfully mitigate foreign exchange risk.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

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Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through Investissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other government risk-sharing programs and sustain our level of financial performance and research and development activities.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

  Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;
  Our pilot provisioning;
  Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

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Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

10.	CHANGES IN ACCOUNTING STANDARDS
10.1	Significant changes in accounting standards – fiscal 2006 to 2008

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC).

Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. There was no effect to the company’s consolidated financial statements.

Financial instruments and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. As a result, the comparative consolidated financial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as part of accumulated other comprehensive income.

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

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Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the permitted hedging strategies. When derivative financial instruments are used to manage the Company’s exposure, the Company determines whether hedge accounting can be applied to each derivative financial instrument. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a self-sustaining foreign operation.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related financial assets and liabilities and recorded in Shareholders’ equity as at April 1, 2007. The transition adjustment resulted in a decrease of $8.3 million recorded to retained earnings and $3.5 million recorded to accumulated other comprehensive loss.

These accounting standards and the impact of these changes on the Company’s consolidated financial statements are discussed in Note 2 – Change in Accounting Policies to the annual consolidated financial statements.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006;
  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006;
  It increased the stock-based compensation expense by $2.2 million for the fiscal year 2006 and had no impact for fiscal 2005;
  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

10.2 Future changes in accounting standards
Financial instrument – disclosures and presentation

In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections are effective for interim and annual financial statements relating of fiscal years beginning on or after October 1st, 2007. The Company is currently evaluating the impact of these new standards.

Capital disclosure

In December 2006, the AsCB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Intangible Assets

In November 2007, the AcSB approved new Section 3064, Goodwill and Intangible Assets, replacing Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The AcSB also approved amendments to Section 1000, Financial Statement Concepts, and Accounting Guideline AcG-11, Enterprises in the Development Stage. The amendments to AcG-11 provide consistency with Section 3064. EIC-27, Revenues and Expenditures during the Pre-operating Period, will not apply to entities that have adopted Section 3064. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company is currently evaluating the impact of this standard which will be applied for the fiscal year beginning April 1, 2009.

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International Financial Reporting Standards (IFRS)

In January 2006, the AcSB adopted a strategic plan calling for the adoption of IFRSs by publicly accountable enterprises in Canada, after a specified transition period. The AcSB has recently confirmed January 1, 2011 as the changeover date (i.e., the date IFRSs will replace current Canadian standards and interpretations as GAAP for this category of reporting entity). As a result, the Company is required to prepare its consolidated financial statements in accordance with IFRSs for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, which, in the Company’s case would result in the application of IFRS for the fiscal year beginning April 1, 2011, at the latest. On February 13, 2008, the Canadian Securities Administrators (CSA) issued, for public comment, a Concept Paper proposing that listed companies be permitted to adopt IFRSs earlier, for financial years beginning on or after January 1, 2009. The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

10.3 Critical accounting estimates

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

  Accounting for long-term contracts;
  Useful lives;
  Employee future benefits;
  Income taxes;
  Impairment of long-lived assets;
  Fair value of certain financial instruments;
  Goodwill and intangibles.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining its financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing of flight simulators, spare parts and maintenance.

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a stand-alone basis;
  There is objective and reliable evidence of the fair value of the undelivered item (or items);
  If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis’ covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

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Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, based on the percentage of actual costs incurred to date related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provision for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses at the amount by which the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line basis over the contract period. In situations where it is clear that we will incur costs other than on a straight-line method, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in the SOP 97-2, as described, in more details as follows:

  Stand-alone products
  Revenue from software licence arrangements that do not require significant production, modification, or customization of software,is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable andcollection is reasonably assured.
  Consulting services
  Revenues from direct consulting or training services that are provided to customers are recognized as the services are rendered.
  Maintenance
  Maintenance and support revenues are recognized ratably over the term of the related agreements.
  Multiple-element arrangements
  We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software,services or training, customization and maintenance. In these instances, the fee is allocated to the various elementsas previously described.
  Long-term software arrangements
  Revenue from fixed-price software arrangements and software customization contracts that require significant production,modification or customization of software are also recognized under the percentage-of-completion method.

Training services

We recognize training services when persuasive evidence of an arrangement exists, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

Income taxes

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires us to recognize future tax benefits, such as net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which we expect the temporary differences to be reversed.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

CAE Annual Report 2008 | 67

We deduct investment tax credits (ITCs) from research and development (R&D) activities from the related costs, and include them in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITCs recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired. We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2005, December 31, 2006 and December 31, 2007.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

Deferred development costs

We charge research costs to consolidated earnings in the period they are incurred. We also charge development costs to consolidated earnings in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings based on anticipated sales of the product when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and Management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

Transaction costs

We record transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) with the asset or liability to which they are associated and we amortize them using the effective-interest rate method. We amortize costs related to sale and leaseback agreements and the revolving unsecured term credit facilities on a straight-line basis over the term of the related financing agreements.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

CAE Annual Report 2008 | 68

11. SUBSEQUENT EVENT

The Company has been in arbitration with the buyer of the Company’s assets of the sawmill division of its Forestry System, which was sold to the buyer in fiscal 2003, because of a dispute over a further payment owed to the Company by the buyer (refer to Note 5 of the consolidated financial statements). The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and is understood to be insolvent. A loss in the amount of $8.5 million (net of a tax recovery of $1.5 million), has been accounted for in fiscal 2008 because, in accordance with the relevant accounting pronouncements, the Company deems that the impairment conditions existed at the date of the consolidated financial statements.

12. CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal control and these reports are reviewed by the Audit Committee.

12.1 Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as of March 31, 2008. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2008, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Annual Report 2008 | 69

15. SELECTED FINANCIAL INFORMATION
Selected annual information for the past five years
(unaudited - amounts in millions,
except per share amounts)	2008	2007	2006	2005	2004
Revenue	$1,423.6	$1,250.7	$1,107.2	$ 986.2	$ 938.4
Earnings (loss) from continuing operations	164.8	129.1	69.6	(304.4)	45.5
Net earnings (loss)	152.7	127.4	63.6	(199.6)	62.1
Financial position:
Total assets	$2,253.2	$1,956.2	$1,716.1	$1,699.7	$2,308.7
Total net debt	124.1	133.0	190.2	285.8	529.6
Per share:
Basic earnings (loss) from continuing operations	$ 0.65	$ 0.51	$ 0.28	$ (1.23)	$ 0.20
Diluted earnings (loss) from continuing operations	0.65	0.51	0.28	(1.23)	0.19
Basic net earnings (loss)	0.60	0.51	0.25	(0.81)	0.27
Diluted net earnings (loss)	0.60	0.50	0.25	(0.81)	0.27
Basic dividends	0.04	0.04	0.04	0.10	0.12
Shareholders’ equity	3.74	3.30	2.69	2.63	3.94

Selected quarterly information
(unaudited - amounts in millions,
except per share amounts)	Q1	Q2	Q3	Q4	Total
Fiscal 2008
Revenue	$ 358.3	353.9	344.8	366.6	1,423.6
Earnings from continuing operations	$ 38.7	39.0	40.1	47.0	164.8
Basic earnings per share from continuing operations	$ 0.15	0.15	0.16	0.19	0.65
Diluted earnings per share from continuing operations	$ 0.15	0.15	0.16	0.18	0.65
Net earnings	$ 38.7	38.9	39.5	35.6	152.7
Basic earnings per share	$ 0.15	0.15	0.16	0.14	0.60
Diluted earnings per share	$ 0.15	0.15	0.16	0.14	0.60
Average number of shares outstanding (basic)	252.4	253.5	253.8	253.9	253.4
Average exchange rate, U.S. dollar to Canadian dollar	$ 1.10	1.04	0.98	1.00	1.03
Fiscal 2007
Revenue	$ 301.8	280.4	331.2	337.3	1,250.7
Earnings from continuing operations	$ 33.0	31.3	29.7	35.1	129.1
Basic earnings per share from continuing operations	$ 0.13	0.12	0.12	0.14	0.51
Diluted earnings per share from continuing operations	$ 0.13	0.12	0.12	0.14	0.51
Net earnings	$ 32.4	31.0	29.7	34.3	127.4
Basic earnings per share	$ 0.13	0.12	0.12	0.14	0.51
Diluted earnings per share	$ 0.13	0.12	0.12	0.14	0.50
Average number of shares outstanding (basic)	250.8	251.0	251.2	251.4	251.1
Average exchange rate, U.S. dollar to Canadian dollar	$ 1.12	1.12	1.14	1.17	1.14
Fiscal 2006
Revenue	$ 266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$ 20.1	17.6	17.3	14.6	69.6
Basic earnings per share from continuing operations	$ 0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from continuing operations	$ 0.08	0.07	0.07	0.06	0.28
Net earnings	$ 20.1	16.9	17.4	9.2	63.6
Basic earnings per share	$ 0.08	0.07	0.07	0.04	0.25
Diluted earnings per share	$ 0.08	0.07	0.07	0.04	0.25
Average number of shares outstanding (basic)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, U.S. dollar to Canadian dollar	$ 1.24	1.20	1.17	1.15	1.19

CAE Annual Report 2008 | 70

Selected segment information (annual)
(unaudited - amounts in millions,
except operating margin)		Simulation Products			Training & Services				Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Civil
Revenue	$ 435.3	$ 348.1	$ 257.0	$ 382.1	$ 336.9	$ 322.3	$ 817.4	$ 685.0	$ 579.3
Segment operating income	94.9	60.4	29.9	73.5	64.3	57.1	168.4	124.7	87.0
Operating margins (%)	21.8	17.4	11.6	19.2	19.1	17.7	20.6	18.2	15.0
Military
Revenue	$ 383.7	$ 357.5	$ 327.4	$ 222.5	$ 208.2	$ 200.5	$ 606.2	$ 565.7	$ 527.9
Segment operating income	51.7	39.1	27.0	31.4	33.7	18.7	83.1	72.8	45.7
Operating margins (%)	13.5	10.9	8.2	14.1	16.2	9.3	13.7	12.9	8.7
Total
Revenue	$ 819.0	$ 705.6	$ 584.4	$ 604.6	$ 545.1	$ 522.8	$1,423.6	$1 250.7	$1 107.2
Segment operating income	146.6	99.5	56.9	104.9	98.0	75.8	251.5	197.5	132.7
Operating margins (%)	17.9	14.1	9.7	17.4	18.0	14.5	17.7	15.8	12.0
						Other	-	(8.1)	(28.7)
						EBIT	$ 251.5	$ 189.4	$ 104.0

Selected segment information (fourth quarter ending March 31)
(unaudited - amounts in millions,
except operating margin)		Simulation Products			Training & Services				Total
		2008	2007		2008	2007		2008	2007
Civil
Revenue		$ 106.5	$ 97.6		$ 104.5	$ 91.7	$ 211.0		$ 189.3
Segment operating income		23.8	15.3		23.8	21.3		47.6	36.6
Operating margins (%)		22.3	15.7		22.8	23.2		22.6	19.3
Military
Revenue		$ 101.5	$ 92.2		$ 54.1	$ 55.8	$ 155.6		$ 148.0
Segment operating income		14.5	9.5		7.6	6.1		22.1	15.6
Operating margins (%)		14.3	10.3		14.0	10.9		14.2	10.5
Total
Revenue		$ 208.0	$ 189.8		$ 158.6	$ 147.5	$ 366.6		$ 337.3
Segment operating income		38.3	24.8		31.4	27.4		69.7	52.2
Operating margins (%)		18.4	13.1		19.8	18.6		19.0	15.5
						Other		-	1.1
						EBIT	$ 69.7		$ 53.3

CAE Annual Report 2008 | 71

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING			73
INDEPENDENT AUDITORS’ REPORT			73
CONSOLIDATED FINANCIAL STATEMENTS			75
Consolidated Balance Sheets			75
Consolidated Statements of Earnings			76
Consolidated Statements of Retained Earnings			76
Consolidated Statements of Comprehensive Income			77
Consolidated Statement of Accumulated Other Comprehensive Loss			77
Consolidated Statements of Cash Flows			78
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS			79
Note	1	Nature of Operations and Significant Accounting Policies	79
Note	2	Changes in Accounting Policies	86
Note	3	Business Acquisitions and Combinations	89
Note	4	Investment in Joint Ventures	91
Note	5	Discontinued Operations and Long-Term Assets Held for Sale	92
Note	6	Accounts Receivable	93
Note	7	Inventories	93
Note	8	Property, Plant and Equipment	94
Note	9	Intangible Assets	94
Note 10		Goodwill	95
Note 11		Other Assets	95
Note 12		Debt Facilities	96
Note 13		Deferred Gains and Other Long-Term Liabilities	98
Note 14		Income Taxes	99
Note 15		Capital Stock and Contributed Surplus	101
Note 16		Stock-Based Compensation Plans	102
Note 17		Financial Instruments	105
Note 18		Supplementary Cash Flows Information	109
Note 19		Contingencies	110
Note 20		Commitments	110
Note 21		Government Cost-Sharing	110
Note 22		Employee Future Benefits	111
Note 23		Restructuring Costs	115
Note 24		Variable Interest Entities	116
Note 25		Operating Segments and Geographic Information	117
Note 26		Differences Between Canadian and United States
		Generally Accepted Accounting Principles	120
Note 27		Comparative Financial Statements	129
Note 28		Subsequent Event	129

CAE Annual Report 2008 | 72

Management’s Report on Internal Control over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of March 31, 2008, Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, Management concluded that the Company’s internal control over financial reporting as of March 31, 2008 was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent auditor.

Independent Auditors’ Report

To the Shareholders of CAE Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CAE Inc. (the “Company”) as at March 31, 2008 and 2007 and audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of the Company as at March 31, 2008 and 2007, and the related consolidated statement of earnings, retained earnings, comprehensive income, accumulated other comprehensive loss and cash flows for each of the three years in the period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at March 31, 2008 and 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended March 31, 2006 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company has changed its accounting for financial instruments and hedging relationships.

CAE Annual Report 2008 | 73

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the Company’s internal control over financial reporting as at March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at March 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

CAE Annual Report 2008 | 74

Consolidated Balance Sheets

As at March 31
(amounts in millions of Canadian dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	$255.7	$150.2
Accounts receivable N ote 6)	255.0	219.8
Inventories N ote 7)	229.9	203.8
Prepaid expenses	32.7	23.5
Income taxes recoverable	39.0	24.7
Future income taxes Note 14)	14.1	3.7

	826.4	625.7
Property, plant and equipment, net Note 8)	1,046.8	986.6
Future income taxes Note 14)	64.3	81.5
Intangible assets N ote 9)	62.0	36.0
Goodwill N ote 10)	115.5	96.9
Other assets N ote 11)	138.2	129.5

	$2,253.2	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$482.7	$403.9
Deposits on contracts	209.3	184.8
Current portion of long-term debt N ote 12)	27.3	27.2
Future income taxes Note 14)	16.8	4.9

	736.1	620.8
Long-term debt N ote 12)	352.5	256.0
Deferred gains and other long-term liabilities N ote 13)	184.9	232.7
Future income taxes Note 14)	31.2	16.8

	1,304.7	1,126.3

Shareholders’ Equity
Capital stock N ote 15)	418.9	401.7
Contributed surplus N ote 15)	8.3	5.7
Retained earnings	644.5	510.2
Accumulated other comprehensive loss	(123.2)	(87.7)

	948.5	829.9

	$2,253.2	$1,956.2

Contingencies and commitments N otes 19 and 20)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

R. E. Brown Director	L. R. Wilson Director

CAE Annual Report 2008 | 75

Consolidated Statements of Earnings

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007	2006
Revenue	$ 1,423.6	$ 1,250.7	$ 1,107.2
Earnings before interest and income taxes (Note 25)	$ 251.5	$ 189.4	$ 104.0
Interest expense, net (Note 12)	17.5	10.6	16.2
Earnings before income taxes	$ 234.0	$ 178.8	$ 87.8
Income tax expense (Note 14)	69.2	49.7	18.2
Earnings from continuing operations	$ 164.8	$ 129.1	$ 69.6
Results of discontinued operations (Note 5)	(12.1)	(1.7)	(6.0)
Net earnings	$ 152.7	$ 127.4	$ 63.6
Basic and diluted earnings per share from continuing operations	$ 0.65	$ 0.51	$ 0.28
Basic earnings per share	$ 0.60	$ 0.51	$ 0.25
Diluted earnings per share	$ 0.60	$ 0.50	$ 0.25
Weighted average number of shares outstanding (basic) (Note 15)	253.4	251.1	249.8
Weighted average number of shares outstanding (diluted) (Note 15)	254.6	253.0	252.1

The accompanying notes form an integral part of these
Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

Years ended March 31
(amounts in millions of Canadian dollars)	2008	2007	2006
Retained earnings at beginning of year	$ 510.2	$ 392.8	$ 339.2
Transition adjustments – Financial instruments (Note 2)	(8.3)	–	–
Net earnings	152.7	127.4	63.6
Dividends	(10.1)	(10.0)	(10.0)
Retained earnings at end of year	$ 644.5	$ 510.2	$ 392.8

The accompanying notes form an integral part of these
Consolidated Financial Statements.

CAE Annual Report 2008 | 76

Consolidated Statements of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007	2006
Net earnings	$ 152.7	$ 127.4	$ 63.6
Other comprehensive (loss) income, net of income taxes:
Foreign Currency Translation Adjustment
Net foreign exchange (losses) gains on translation of financial
statements of self-sustaining foreign operations	(50.2)	26.1	(49.2)
Net change in gains on certain long-term debt denominated
in foreign currency and designated as hedges on net investments
of self-sustaining foreign operations	15.7	1.5	4.6
Reclassifications to income	–	–	(5.3)
Income tax adjustment	(0.6)	(0.1)	1.0
	(35.1)	27.5	(48.9)
Net Changes in Cash Flow Hedge
Net change in gains on derivative items designated as hedges of cash flows	29.7	–	–
Reclassifications to income or to the related non-financial assets or liabilities	(25.2)	–	–
Income tax adjustment	(1.4)	–	–
	3.1	–	–
Total other comprehensive (loss) income	(32.0)	27.5	(48.9)
Comprehensive income	$ 120.7	$ 154.9	$ 14.7

The accompanying notes form an integral part of these
Consolidated Financial Statements.

Consolidated Statement

of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
	Currency		Other
As at and for the year ended March 31, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Foreign currency translation adjustment reclassification	$ (87.7)	$ –	$ (87.7)
Transition adjustments – Financial instruments (Note 2)	–	(3.5)	(3.5)
Balance in accumulated other comprehensive loss on April 1, 2007	$ (87.7)	$ (3.5)	$ (91.2)
Details of other comprehensive loss:
Net change in (losses) gains	(34.5)	29.7	(4.8)
Reclassifications to income or to the related non financial assets or liabilities	–	(25.2)	(25.2)
Income tax adjustment	(0.6)	(1.4)	(2.0)
Total other comprehensive loss for year	$ (35.1)	$ 3.1	$ (32.0)
Balance in accumulated other comprehensive loss	$ (122.8)	$ (0.4)	$ (123.2)

The accompanying notes form an integral part of these
Consolidated Financial Statements.

CAE Annual Report 2008 | 77

Consolidated Statements of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2008	2007	2006
Operating Activities
Net earnings	$ 152.7	$ 127.4	$ 63.6
Results of discontinued operations (Note 5)	12.1	1.7	6.0
Earnings from continuing operations	164.8	129.1	69.6
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	60.6	55.0	52.5
Financing cost amortization	0.8	0.8	2.2
Amortization and write down of intangible and other assets	16.9	15.8	22.9
Future income taxes (Note 14)	26.4	(14.2)	5.1
Investment tax credits	15.4	19.3	(11.8)
Stock-based compensation plans (Note 16)	(0.8)	24.6	12.2
Employee future benefits, net	0.1	(0.9)	(2.0)
Other	(7.6)	(10.4)	(3.9)
Changes in non-cash working capital (Note 18)	(15.7)	20.2	79.1
Net cash provided by continuing operating activities	260.9	239.3	225.9
Net cash provided by discontinued operating activities	–	–	2.1
Net cash provided by operating activities	260.9	239.3	228.0
Investing Activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	(41.8)	(4.4)	2.6
Proceeds from disposal of discontinued operations
(net of cash and cash equivalents disposed) (Note 5)	–	(3.8)	(4.9)
Capital expenditures	(189.5)	(158.1)	(130.1)
Deferred development costs	(16.5)	(3.0)	(1.8)
Deferred pre-operating costs	(3.9)	(5.9)	(0.7)
Other	(5.5)	(2.9)	(9.9)
Net cash used in continuing investing activities	(257.2)	(178.1)	(144.8)
Net cash used in discontinued investing activities	–	–	(2.3)
Net cash used in investing activities	(257.2)	(178.1)	(147.1)
Financing Activities
Net borrowing under revolving unsecured credit facilities (Note 12)	–	(0.6)	(30.7)
Proceeds from long-term debt, net of transaction costs and debt basis
adjustment (Note 12)	141.1	45.8	32.1
Reimbursement of long-term debt (Note 12)	(37.4)	(39.8)	(65.7)
Dividends paid	(9.8)	(9.8)	(9.7)
Common stock issuance (Note 15)	13.9	10.0	8.0
Other	(5.9)	(2.1)	11.6
Net cash provided by (used in) continuing financing activities	101.9	3.5	(54.4)
Net cash provided by discontinued financing activities	–	–	1.2
Net cash provided by (used in) financing activities	101.9	3.5	(53.2)
Effect of foreign exchange rate changes on cash and cash equivalents	(0.1)	4.4	(8.1)
Net increase in cash and cash equivalents	105.5	69.1	19.6
Cash and cash equivalents at beginning of year	150.2	81.1	61.5
Cash and cash equivalents at end of year	$ 255.7	$ 150.2	$ 81.1

Supplementary Cash Flows Information (Note 18)
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2008 | 78

Notes to the Consolidated Financial Statements

Years ended March 31, 2008, 2007 and 2006 (amounts in millions of Canadian dollars)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications;
(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services;
(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Generally accepted accounting principles and financial statement presentation

The Company’s accounting policies and those of its subsidiaries conform, in all material respects, to Canadian generally accepted accounting principles (GAAP), as defined by the Canadian Institute of Chartered Accountants (CICA). In some respects, these accounting principles differ from United States generally accepted accounting principles (U.S. GAAP). The main differences are described in Note 26.

Except where otherwise indicated, all amounts in these consolidated financial statements are expressed in Canadian dollars.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangibles, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and of all its majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 4). All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted for at fair value unless there is no readily available market value.

Revenue Recognition

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators, spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

(i)	The delivered item has value to the customer on a stand-alone basis;
(ii)	There are objective and reliable evidence of the fair value of the undelivered item (or items);
(iii)	If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

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NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other foundations covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earning estimates are reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized, based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred by using a basis other than a straight-line method, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, stand-alone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in the SOP 97-2 as described in more detail as follows:

(i)	Stand-alone products
Revenue from software license arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.
(ii)	Consulting services
Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.
(iii)	Maintenance
Maintenance and support revenues are recognized ratably over the term of the related agreements.
(iv)	Multiple-element arrangements
The Company sometimes enters into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements as previously described.
(v)	Long-term software arrangements
Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software are also recognized under the percentage-of-completion method.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

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Foreign currency translation
Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign operations are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign gains or losses arising from the translation into Canadian dollars are included in accumulated other comprehensive loss, which is a separate component of shareholders’ equity. Amounts related to foreign currency translation in accumulated other comprehensive loss are released to the Consolidated Statement of Earnings when the Company reduces its overall net investment in foreign operations by way of a reduction in capital or through the settlement of long-term intercompany balances, which had been considered part of the Company’s overall net investment.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies and designated as hedges on the overall net investments of self-sustaining foreign operations which are included in the accumulated other comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at date of purchase.

Accounts receivable

Receivables are carried at amortized cost using the effective interest method, net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for a cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in net earnings.

Inventories

Long-term contract inventories resulting from applying the percentage-of-completion method to account for revenues for most of the Company’s long-term contracts are included as part of inventories and consist of materials, direct labour, relevant manufacturing overhead, and estimated contract margins.

Work in process is stated at the lower of cost and net realizable value. The cost of work in process includes material, labour, and an allocation of manufacturing overhead.

Raw materials are valued at the lower of average cost and replacement cost. Spare parts to be used in the normal course of business are valued at the lower of cost and replacement cost.

Long-lived assets

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates / Years
Buildings and improvements	Declining balance / Straight-line	5 to 10% / 10 to 20 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance / Straight-line	20 to 35% / 3 to 10 years

CAE Annual Report 2008 | 81

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued) Asset retirement obligations

Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is measured initially at fair value discounted to its present value using a credit-adjusted risk-free interest rate, and the resulting costs are capitalized into the carrying value of the related assets. The associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to earnings. Costs related to asset retirement obligations are depreciated over the remaining useful life of the underlying asset.

The Company has a known conditional asset retirement obligation which is the asbestos remediation activities to be performed in the future, that is not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, this obligation has not been recorded in the consolidated financial statements because the fair value cannot be reasonably estimated. A liability for this obligation will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability’s fair value.

Leases

The Company enters into leases in which substantially all the benefits and risks of ownership transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred and straight-line over the terms of the lease. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains in excess of the residual value guarantees are amortized over the term of the lease. When at the time of the sale and leaseback transactions, the fair value of the asset is less than the carrying value, the difference is recognized as a loss in the Company’s net earnings immediately. The residual value guarantees are ultimately recognized in the Company’s net earnings upon expiry of the related sale and leaseback agreement.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Intangible assets with definite useful lives and amortization

Intangible assets with definite useful lives are recorded at their fair value at the acquisition date. Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

	Amortization	Weighted Average
	Period	Amortization Period
Trade names	2 to 20 years	18
Customer relations	4 to 10 years	9
Customer contractual agreements	10 to 15 years	11
Technology	5 to 10 years	10
Enterprise resource planning and other software	5 to 10 years	7
Other intangible assets	3 to 20 years	15

Impairment of long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing its carrying amount to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

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Other assets
Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to consolidated earnings in the period incurred unless they meet all the criteria for deferral, as per CICA Handbook Section 3450, Research and Development Costs, and their recovery is reasonably assured. Government contribution arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to consolidated earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

The Company defers costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases upon the opening of the training centre. Deferred pre-operating costs are amortized over a five-year period using the straight-line method.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities and sale and leaseback agreements are included in other assets and amortized on a straight-line basis over the term of the related financing agreements.

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of subsidiaries external bank financing, government-related sales contracts and business acquisition arrangements.

Business combinations and goodwill

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the Consolidated Statements of Earnings effective on their respective dates of acquisition.

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes, if required, an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

Income taxes and investment tax credits

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

CAE Annual Report 2008 | 83

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued) Stock-based compensation plans

The Company’s stock-based compensation plans consist of five individual plans: an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP), a Deferred Share Unit (DSU) plan for executives, a Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and a Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 16.

Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders’ equity. The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility.

In Note 16, pro forma consolidated net earnings and pro forma basic and diluted net earnings per share, figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003.

A compensation expense is also recognized for the Company’s portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. Any subsequent changes in the Company’s stock price affect the compensation expense. The Company has entered into equity swap agreements with major Canadian financial institutions in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

CAE’s practice is to issue options in May of each fiscal year or at the time of hiring of new employees or new appointments. In both instances these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

Since the adoption of Emerging Issues Committee (EIC)-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, during fiscal 2007, the Company recognizes the stock-based compensation expense for employees who will become eligible for retirement during the vesting period over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date unless the employee is under contract which, in that case, the compensation expense must be recognized over the term of the contract.

Employee future benefits

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Earnings per share

Earnings per share are calculated by dividing consolidated net earnings available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

CAE Annual Report 2008 | 84

Disposal of long-lived assets and discontinued operations

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less selling costs and are not amortized as long as they are classified as assets to be disposed of by sale. Operating results of a company’s components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

Hedging relationships and derivative financial instruments

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. The Company’s adoption of these financial instruments standards resulted in changes in the accounting for financial instruments and hedges which are further described in Note 2.

Government cost sharing

Contributions from Industry Canada under the Technology Partnerships Canada program (TPC) and from Investissement Québec for costs incurred in R&D programs, are recorded as a reduction of costs or as a reduction of capitalized costs.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

Severance, termination benefits and costs associated with exit and disposal activities

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when Management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of the contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangement are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred and measured at their fair value.

Disclosure of guarantees

The Company discloses information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees.

CAE Annual Report 2008 | 85

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The application of this revised standard had no effect to the Company’s consolidated financial statements.

Financial instruments and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. The Company’s adoption of these financial instruments standards resulted in changes in the accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. The comparative consolidated financial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive loss. The resulting changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described further.

(i)	Comprehensive income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings and other comprehensive income (loss).

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)	Financial assets and financial liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to- maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables, and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period. The Company’s long-term debt, including related debt issue costs, is accounted for at the amortized cost using the effective interest method.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for- trading. Accounts receivable are classified as loans and receivables. Except for a minority interest investment classified as available-for-sale, the Company’s investments consist of equity of entities subject to significant influence and joint ventures which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable, are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest method. All derivative instruments are classified as held-for-trading.

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(iii)	Derivatives and hedge accounting
Derivatives
All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments or in a non-financial contract (host contract). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host contract. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings in the period in which the changes arise.
Hedge accounting
Under the new standards, all derivatives are recorded at fair value. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).
Fair value hedge
The Company has outstanding and discontinued interest rate swap contracts, which it designates as fair value hedges related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. In a fair value hedge relationship outstanding on the transition date, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in earnings, while gains or losses on the hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings. For the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. The adjustment is amortized in earnings.
Cash flow hedge
The Company has forward exchange and swap contracts, which it designates as cash flow hedges of forecasted transactions. In the case that all the critical terms of the hedging items and the forecasted transactions coincide (such as dates, quantities, delivery location), the Company assumes the hedge to be perfectly effective against changes in the overall fair value of the forecasted transactions. Otherwise, the amounts and timing of future cash flows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivative instruments designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. Amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statements of earnings in the period in which the hedged item affects earnings or are included in the initial carrying value of the related non financial asset acquired or liability incurred. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings. When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is recognized immediately in earnings.
Hedge of self-sustaining foreign operations
The Company has designated certain long-term debt as a hedge of its overall net investments in self-sustaining foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, while the ineffective portion is recorded in net earnings.
Transaction costs
Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.
The Company elected to record transaction costs with the asset or liability to which they are associated and amortize them using the effective-interest rate method. As a result, the Company reclassified deferred financing costs, resulting in an adjustment to long-term debt on April 1, 2007.

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NOTE 2 – CHANGES IN ACCOUNTING POLICIES (continued)
The impact on the consolidated balance sheet was as follows as at April 1, 2007:
		Increase
(amounts in millions)	Reclassification	(decrease)	Total
Assets
Accounts receivable	$ –	$ 7.8	$ 7.8
Inventories	–	1.2	1.2
Income taxes recoverable	–	5.5	5.5
Property, plant and equipment, net	–	(0.7)	(0.7)
Other assets	(1.5)	4.4	2.9
	$ (1.5)	$18.2	$16.7
Liabilities
Accounts payable and accrued liabilities	$ –	$ 7.7	$ 7.7
Deposits on contracts	–	3.2	3.2
Current portion of long-term debt	(0.1)	–	(0.1)
Long-term debt	(1.4)	2.5	1.1
Deferred gains and other long-term liabilities	–	16.6	16.6
	$ (1.5)	$30.0	$28.5
Shareholders’ Equity
Retained earnings	$ –	$ (8.3)	$ (8.3)
Accumulated other comprehensive loss	–	(3.5)	(3.5)
	$ (1.5)	$18.2	$16.7

The following table summarizes the required transition adjustments upon adoption of the relevant standards as at April 1, 2007:

		Accumulated other
(amounts in millions)	Retained earnings	comprehensive loss
Financial instruments classified as held-for-trading	$ (0.3)	$ –
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments
recognized as held-to-maturity, loans and receivables
and other financial liabilities carried at amortized cost
using the effective interest method	(0.1)	–
Fair value of cash flow hedges	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6
	$ (8.3)	$ (3.5)

All derivative financial instruments, including embedded derivatives that are not clearly and closely related to those of the host instrument, are recorded on the consolidated balance sheet at fair value. The Company does not use any derivative financial instruments for trading or speculative purposes. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively, while short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and deferred gains and other long-term liabilities, in that order. Gains and losses of financial instruments classified as held-for-trading, net of taxes, including derivatives not qualifying for hedge accounting in accordance with the new standards and which were not previously recorded at fair value, have been recognized in the opening balance of retained earnings. Adjustments, net of taxes, arising from the difference at transition between the carrying value of financial instruments recognized as held-to-maturity, loans and receivables and other financial liabilities carried at amortized cost using the effective interest method and their carrying value as at March 31, 2007, have been recognized in the opening balance of retained earnings. Other adjustments including those arising as a result of re-measuring hedging instruments designated as cash flow hedges are recognized in the opening balance of accumulated other comprehensive income and opening retained earnings, net of taxes.

The effects of the initial recognition of embedded derivatives have been recognized in the opening balance of retained earnings. Finally, the cumulative translation adjustment balance previously disclosed as a separate component of shareholders’ equity has been reclassified to accumulated other comprehensive loss.

CAE Annual Report 2008 | 88

FUTURE CHANGES TO ACCOUNTING STANDARDS
Financial instrument – disclosures and presentation

In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new standards.

Capital disclosure

In December 2006, the AcSB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Intangible assets

In November 2007, the AcSB approved new Section 3064, Goodwill and Intangible Assets, replacing Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The AcSB also approved amendments to Section 1000, Financial Statement Concepts, and Accounting Guideline AcG-11, Enterprises in the Development Stage. The amendments to AcG-11 provide consistency with Section 3064. EIC-27, Revenues and Expenditures during the Pre-operating Period, will not apply to entities that have adopted Section 3064. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company is currently evaluating the impact of this standard which will be applied for the fiscal year beginning April 1, 2009.

International Financial Reporting Standards (IFRS)

In January 2006, the AcSB adopted a strategic plan calling for the adoption of IFRSs by publicly accountable enterprises in Canada, after a specified transition period. The AcSB has recently confirmed January 1, 2011 as the changeover date (i.e., the date IFRSs will replace current Canadian standards and interpretations as GAAP for this category of reporting entity). As a result, the Company is required to prepare its consolidated financial statements in accordance with IFRSs for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, which, in the Company’s case would result in the application of IFRS for the fiscal year beginning April 1, 2011, at the latest. On February 13, 2008, the Canadian Securities Administrators (CSA) issued, for public comment, a Concept Paper proposing that listed companies be permitted to adopt IFRSs earlier, for financial years beginning on or after January 1, 2009. The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

NOTE 3 – BUSINESS ACQUISITIONS AND COMBINATIONS FISCAL 2008

The Company acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creating industry standard visual simulation file formats.

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NOTE 3 – BUSINESS ACQUISITIONS AND COMBINATIONS (continued) Macmet Technologies Limited

During the second quarter, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations. As part of this agreement, the Company was given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require the Company to purchase the remaining outstanding shares. As such, the Company considers that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by the Company since the acquisition date.

Flightscape Inc.

During the second quarter, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

FISCAL 2007

Kesem International PTY Ltd

During the third quarter, the Company acquired all the issued and outstanding shares of Kesem International Pty Ltd (Kesem), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, amounted to AUD$5.0 million ($4.6 million) payable in cash.

FISCAL 2006 Terrain Experts Inc.

During the first quarter, the Company acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization.

Total consideration for this acquisition was US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion.

The total net assets of all acquisitions are summarized as follows:
(amounts in millions)	2008	2007	2006
Current assets(1)	$ 13.7	$ 0.9	$ 1.9
Current liabilities	(23.4)	(1.1)	(2.1)
Property, plant and equipment	2.3	0.1	0.3
Other assets	2.8	–	3.3
Intangible assets
Trade names	1.5	0.1	0.3
Technology	20.8	0.1	1.6
Customer relations	5.9	0.6	0.8
Goodwill(2)	28.8	4.1	4.5
Future income taxes	(5.6)	(0.2)	0.5
Long-term debt	(1.8)	–	–
Long-term liabilities	(2.1)	(0.2)	–
Fair value of net assets acquired, excluding cash position at acquisition	42.9	4.4	11.1
Cash position at acquisition	9.5	0.5	2.9
Fair value of net assets acquired	52.4	4.9	14.0
Less: Call/put option payable	(1.1)	–	–
Issuance of 1,000,000 shares (Note 15)	–	–	(6.1)
Shares to be issued(3)	–	–	(7.6)
Total cash consideration(4)	$ 51.3	$ 4.9	$ 0.3

(1)	Excluding cash on hand.
(2)	This goodwill is not deductible for tax purposes.
(3)	Had been accounted for as a liability pending issuance.
(4)	The total cash consideration includes acquisition costs of $4.0 million in fiscal 2008, $0.3 million in fiscal 2007 and $0.2 million for fiscal 2006.

CAE Annual Report 2008 | 90

The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of Terrex, MultiGen and Macmet are included in the Simulation Products/Military segment. The net assets of Flightscape are included in the Training & Services/Civil segment. The net assets of Kesem are included in the Training & Services/Military segment. The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

NOTE 4 – INVESTMENT IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training Center – 50% (starting fiscal 2007), Embraer CAE Training Services LLC – 49% (starting fiscal 2008), and Hatsoff Helicopter Training Private Limited – 50% (starting fiscal 2008).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:
(amounts in millions)	2008	2007	2006
Assets
Current assets	$ 33.8	$ 24.5	$ 22.0
Property, plant and equipment and other non-current assets	163.1	159.4	42.7
Liabilities
Current liabilities	22.9	12.0	10.9
Long-term debt (including current portion)	75.9	59.2	26.2
Earnings
Revenue	$ 60.6	$ 50.0	$ 42.0
Net earnings	11.8	6.8	4.0
Segmented operating income
Simulation Products/Military	0.6	1.4	(0.2)
Training and Services/Civil	14.0	7.5	5.2
Training and Services/Military	(0.5)	(0.2)	(0.5)
Cash flows from (used in)
Operating activities	$ 22.1	$ 4.6	$ 12.2
Investing activities	(20.1)	(39.2)	(26.5)
Financing activities	17.3	29.9	26.3

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NOTE 5 – DISCONTINUED OPERATIONS AND LONG-TERM ASSETS HELD FOR SALE DISCONTINUED OPERATIONS

CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, in order to concentrate on its core business, the Company has decided to discontinue its German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN-environment. CAE Elektronik GmbH is in the process of divesting its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

Marine Controls

On February 3, 2005, the Company completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. The Company received from L-3 in fiscal 2007 notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that the Company was in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and have been reclassified in previously reported statements.

Cleaning Technologies and other discontinued operations

In fiscal 2004, the Company completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid the Company an amount of $0.2 million.

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

Also, during fiscal 2006, the Company incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers’ books and records and in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. During the third and fourth quarter of fiscal 2008, the Company recognized fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million). For fiscal 2007 and 2006, the Company incurred $0.9 million (net of tax recovery of $0.2 million) and $0.2 million (net of tax recovery of $0.1 million), respectively.

Until recently, this dispute had been referred to arbitration and was in the discovery of evidence phase. As discussed in Note 28, Subsequent Event, a write off of a balance receivable in the amount of $8.5 million (net of tax recovery of $1.5 million) has been recorded during fiscal 2008 because the buyer was the subject of a petition for receivership and is understood to be insolvent subsequent to the balance sheet date.

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Summarized financial information for the discontinued operations is as follows:
Summary of discontinued operations
(amounts in millions, except per share amounts)	2008	2007	2006
Net loss from CAE Elektronik GmbH Telecommunication Department,
2008 – net of tax recovery of $1.0	$ (2.2)	$ –	$ –
Net loss from Marine Controls, 2008 – net of tax recovery
of $0.1; 2007 – net of tax recovery of $0.2;
2006 – net of tax expense of $0.7	(0.2)	(1.1)	(1.7)
Net earnings (loss) from Cleaning Technologies and other
discontinued operations, 2007 – net of tax recovery of $0.1;
2006 – net of tax expense of $1.0	–	0.1	(4.1)
Net loss from Forestry Systems, 2008 – net of tax recovery
of $1.7; 2007 – net of tax recovery of $0.1;
2006 – net of tax recovery of $0.1	(9.7)	(0.7)	(0.2)
Net loss from discontinued operations	$(12.1)	$ (1.7)	$ (6.0)
Basic and diluted net loss per share from discontinued operations	$(0.05)	$ (0.01)	$(0.02)

NOTE 6 – ACCOUNTS RECEIVABLE
(amounts in millions)		2008	2007
Trade		$ 156.8	$ 136.2
Allowance for doubtful accounts		(7.4)	(4.4)
Accrued receivables		48.5	45.7
Derivative assets		17.2	–
Other receivables		39.9	42.3
		$ 255.0	$ 219.8

The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $50 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2008, $43.7 million (2007 – $29.0 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds (net of $0.5 million in fees, 2007 – $0.6 million) of the sale were used for general corporate purposes and to repay borrowings under the Company’s credit facilities.

NOTE 7 – INVENTORIES
(amounts in millions)	2008	2007
Long-term contracts	$ 138.9	$ 112.7
Work in progress	56.0	66.1
Raw materials, supplies and manufactured products	35.0	25.0
	$ 229.9	$ 203.8

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NOTE 8 – PROPERTY, PLANT AND EQUIPMENT
(amounts in millions)			2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	$ 23.2	$ –	$ 23.2	$ 21.2	$ –	$ 21.2
Buildings and improvements	244.4	80.2	164.2	238.9	72.6	166.3
Simulators	756.5	111.5	645.0	645.5	92.4	553.1
Machinery and equipment	193.6	125.4	68.2	185.0	117.3	67.7
Assets under capital lease(1)	33.3	23.6	9.7	34.4	22.6	11.8
Assets under construction	136.5	–	136.5	166.5	–	166.5
	$ 1,387.5	$ 340.7	$ 1,046.8	$ 1,291.5	$ 304.9	$ 986.6
(1) Includes simulators, and machinery and equipment.
The average remaining amortization period for the simulators is 14 years.

NOTE 9 – INTANGIBLE ASSETS
(amounts in millions)			2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Trade names	$ 12.2	$ 2.5	$ 9.7	$ 12.2	$ 1.7	$ 10.5
Customer relations	8.4	1.0	7.4	1.7	0.3	1.4
Customer contractual agreements	6.8	3.2	3.6	7.6	2.9	4.7
Technology	21.9	2.5	19.4	1.6	0.5	1.1
Enterprise resource planning –
(ERP) and other software	27.6	7.6	20.0	20.7	3.9	16.8
Other intangible assets	4.0	2.1	1.9	3.3	1.8	1.5
	$ 80.9	$ 18.9	$ 62.0	$ 47.1	$ 11.1	$ 36.0

The continuity of intangible assets is as follows:
(amounts in millions)					2008	2007
Opening balance					$ 36.0	$ 30.5
Acquisitions (Note 3)					28.2	0.8
ERP and other software additions					7.2	8.8
Other additions					1.1	–
Amortization					(7.8)	(3.8)
Foreign exchange					(2.7)	(0.3)
Closing balance					$ 62.0	$ 36.0

The annual amortization expense for the next five years will be approximately $7.5 million.

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NOTE 10 – GOODWILL
(amounts in millions)					2008
			Simulation	Training &
	Simulation	Training &	Products/	Services/
	Products/Civil Services/Civil		Military	Military	Total
Opening balance	$ –	$ –	$ 54.6	$ 42.3	$ 96.9
Acquisitions (Note 3)	–	0.8	28.0	–	28.8
Foreign exchange	–	–	(6.3)	(3.9)	(10.2)
Closing balance	$ –	$ 0.8	$ 76.3	$ 38.4	$115.5

(amounts in millions)					2007
			Simulation	Training &
	Simulation	Training &	Products/	Services/
	Products/Civil	Services/Civil	Military	Military	Total
Opening balance	$ –	$ –	$ 54.2	$ 37.8	$ 92.0
Acquisitions (Note 3)	–	–	–	4.1	4.1
Foreign exchange	–	–	0.4	0.4	0.8
Closing balance	$ –	$ –	$ 54.6	$ 42.3	$ 96.9

NOTE 11 – OTHER ASSETS
(amounts in millions)				2008	2007
Restricted cash				$ 8.6	$ 2.8
Investment in and advances to CVS Leasing Ltd.(i)				41.7	43.5
Deferred development costs, net of accumulated amortization of $26.7 (2007 – $23.8)(ii)				20.0	10.2
Deferred pre-operating costs, net of accumulated amortization of $23.6 (2007 – $21.6)(iii)				12.7	13.1
Deferred financing costs, net of accumulated amortization of $17.0 (2007 – $15.3)				3.5	7.5
Long-term receivables				2.0	3.9
Accrued benefit asset (Note 22)				25.9	24.1
Other, net of accumulated amortization of $6.7 (2007 – $5.7)				10.1	24.4
Long-term derivative assets				13.7	–
				$138.2	$129.5

(i)	The Company leads a consortium, which was contracted by the United Kingdom (U.K.) Ministry of Defence (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.
In connection with the contract, the Company has established CAE Aircrew Training Plc (Aircrew). The Company’s investment in the subsidiary is valued at 77% with the balance being accounted for as a minority investment of the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.
In addition, the Company has a 14% minority shareholding and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew.
(ii)	R&D expenditures aggregated to $110.8 million during the year (2007 – $95.0 million; 2006 – $91.3 million), of which $16.5 million represents development costs that qualify for a deferral pursuant to CICA requirements (2007 – $3.0 million; 2006 – $1.8 million). The Company has recorded government contribution against these amounts (refer to Note 21).
The total of deferred development costs amortized during the year amounted to $2.9 million (2007 – $4.8 million; 2006 – $13.1 million).
(iii)	The Company defers costs incurred during the pre-operating period for all new operations. Capitalization ceases and amortization begins when operations commence. In fiscal 2008, $3.9 million was capitalized (2007 – $5.9 million) and an amortization of $2.0 million was taken (2007 – 3.0 million; 2006 – $4.0 million).

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NOTE 12 – DEBT FACILITIES
A. Long-term debt
(amounts in millions)				2008				2007

	Gross Transaction Debt Basis			Net	Gross	Transaction	Debt Basis	Net
	Amount	Costs Adjustment		Debt	Amount	Costs Adjustment		Debt

Recourse debt
(i) Senior notes (US$60.0 maturing
June 2009 and US$33.0 maturing
June 2012)	$95.6	$(0.2)	$4.3	$99.7	$107.2	$–	$–	$107.2
(ii) Revolving unsecured term credit
facilities, 5 years maturing July 2010;
US$400.0 and, €100.0	–	–	–	–	–	–	–	-
(iii) T erm loans, maturing in May and
June 2011 (outstanding as at
March 31, 2008 – €18.3 and €3.6,
as at March 31, 2007– €22.8
and €4.5)	35.6	–	–	35.6	42.1	–	–	42.1
(iv) G rapevine Industrial Development
Corporation bonds, secured, maturing
in January 2010 and 2013 (US$27.0)	27.7	–	–	27.7	31.1	–	–	31.1
(v) Miami Dade County Bonds, maturing
in March 2024 (US$11.0)	11.3	–	–	11.3	12.7	–	–	12.7
(vi) Other debt, maturing in December 2014	11.3	–	–	11.3	9.5	–	–	9.5
(vii) Obligations under capital lease
commitments	8.1	–	–	8.1	11.1	–	–	11.1
Non-recourse debt (1)
(viii) Term loan of £12.7 secured, maturing
in October 2016 (outstanding as
at March 31, 2008 – £4.0,
as at March 31, 2007 – £4.5)	8.2	–	–	8.2	10.3	–	–	10.3
(ix) Term loan maturing in December 2019
(outstanding as at March 31, 2008 –
€32.5, as at March 31, 2007 – €25.2)	52.8	(1.3)	–	51.5	38.8	–	–	38.8
(x) T erm loans with various maturities to
August 2013 (outstanding as at
March 31, 2008 – US$18.1, ¥40.7
as at March 31, 2007 – US$17.7)	24.4	–	–	24.4	20.4	–	–	20.4
(xi) T erm loan maturing in 2014 (outstanding
as a March 31, 2008 – US$19.5, £12.7)	46.0	(2.3)	–	43.7	–	–	–	–
Term loan maturing in 2018 (outstanding
as at March 31, 2008 – US$26.2, £16.9)	61.5	(3.2)	–	58.3	–	–	–	–

	382.5	(7.0)	4.3	379.8	283.2	–	–	283.2
Less:
Current portion of long-term debt	27.6	(1.0)	–	26.6	25.3	–	–	25.3
Current portion of capital lease	0.7	–	–	0.7	1.9	–	–	1.9

	$354.2	$(6.0)	$4.3	$352.5	$256.0	$–	$–	$256.0

(1) N on-recourse debt to CAE, as a parent company, is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary.

(i) Pursuant to a private placement, the Company borrowed US$93 million (2007 – US$93 million). These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6%. The Company has entered into an interest rate swap agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6% on US$33.0 million of the senior notes. The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the debt was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting in changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted

CAE Annual Report 2008 | 96

for as an adjustment to the carrying value of the hedged items. While for the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the debt basis adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.
(ii)	On July 7, 2005, the Company entered into a revolving credit agreement. This revolving unsecured term credit facility (US$400.0 million and €100.0 million) has a committed term of five years maturing in July 2010. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptances or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services.
(iii)	The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011. As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2008, is equal to approximately $85.0 million (€52.3 million) [2007 – $79.7 million (€51.7 million)].
(iv)	Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of US$8.0 million and US$19.0 million, and mature in 2010 and 2013, respectively. Real property, improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. The rate for bonds maturing in 2010 is set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2008, the combined rate for both series was approximately 4.69% (2007 – 4.77%). The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2008. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(v)	The Miami Dade County Bonds, maturing in March 2024 (US$11.0 million), are secured by a simulator. As at March 31, 2008, the applicable floating rate, which is reset weekly, was 4.57%. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(vi)	An unsecured $35.0 million facility to secure financing for the cost of the establishment of enterprise resource planning (ERP) system. A drawdown under the facility can be made only once the costs are incurred, on a quarterly basis, with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The average interest rate on the borrowings is approximately 6.2%.
(vii)	These capital leases are related to the leasing of various equipment and a simulator. The effective interest rate of the lease, which matures in June 2010, was 6.3% as at March 31, 2008.
(viii)	The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the U.K. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2016. The financing is non-recourse to CAE. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totalling £3.7 million, fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2008 is £31.2 million (2007 – £27.4 million).
(ix)	Term loan, maturing in December 2019, representing CAE’s proportionate share of the German NH90 project. The total amount available for the project Company under the facility is €175.5 million. The debt is non-recourse to CAE. The borrowings bear interest at a EURIBOR rate and are currently swapped to a fixed rate of 4.8%.
(x)	Term loans representing CAE’s proportionate share of term debt for the acquisition of simulators and expansion of the building, on a non-recourse basis, for its joint venture in Zhuhai Xiang Yi Aviation Technology Company Limited. The term debt has been arranged through several financial institutions. Borrowings are denominated in U.S. dollars and Chinese Yuan Renminbi (¥). The U.S. dollar based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.45% to 1% and have maturities between August 2008 and August 2013. The ¥ based borrowings bear interest at fixed and floating rates with final maturities between September 2008 and December 2010.
(xi)	During fiscal year 2008, the Company obtained senior secured financing for two new civil aviation training centres. The drawdown to March 31, 2008 was for an approximate aggregate amount of $107.5 million (US$45.7 million and £29.6 million after taking into consideration the effect of foreign exchange swap arrangements entered in relation to this financing transaction). The drawdown is separated into two Tranches with principal and interest. Tranche A is being amortized quarterly beginning in December 2008 with a final maturity of June 2014 and principal and interest of Tranche B being amortized quarterly beginning in July 2014 until final maturity of June 2018. The combined coupon rate of the post-swap debt amounts to 8.28%. The debt is non-recourse to the Company and is secured by the assets of the training centres and is cross-guaranteed and cross–collateralized by the cash-flow generated by the two training centres.

CAE Annual Report 2008 | 97

NOTE 12 – DEBT FACILITIES (continued)

Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and capital leases are as follows:

(amounts in millions)	Long-term debt	Capital lease	Total
2009	$ 27.6	$ 0.7	$ 28.3
2010	92.8	0.7	93.5
2011	28.0	6.7	34.7
2012	20.1	–	20.1
2013	72.3	–	72.3
Thereafter	133.6	–	133.6
	$374.4	$ 8.1	$382.5

As at March 31, 2008, CAE is in compliance with its financial covenants.

B. Short-term debt

The Company has an unsecured and uncommitted bank line of credit available in Euros totalling $4.9 million (2007 – $4.6 million; 2006 – $41.2 million), none of which is used as at March 31, 2008 (2007 – Nil; 2006 – Nil). The line of credit bears interest at a Euro base rate.

C. Interest expense, net
Details of interest expense (income) are as follows:
(amounts in millions)	2008	2007	2006
Long-term debt interest expense	$ 23.9	$ 18.5	$ 21.6
Amortization of deferred financing costs and other	2.7	2.3	4.0
Interest capitalized	(4.7)	(4.1)	(2.8)
Interest on long-term debt	21.9	16.7	22.8
Interest income	(3.0)	(4.8)	(6.9)
Other interest expense (income), net	(1.4)	(1.3)	0.3
Interest income, net	(4.4)	(6.1)	(6.6)
Interest expense, net	$ 17.5	$ 10.6	$ 16.2

The Company’s interest income is mainly a result of interest revenue on cash on hand and advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defence pilots at the Company’s Benson Air Force Base Training Centre. The Company owns a minority shareholding of 14% in CVS.

NOTE 13 – DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES
(amounts in millions)	2008	2007
Deferred gains on sale and leasebacks(i)	$ 63.3	$ 84.0
Deferred revenue	21.3	20.3
Deferred gains	8.1	15.0
Employee benefits obligation (Note 22)	29.2	26.9
Non-controlling interest(ii)	20.2	18.2
Long-term portion of purchase agreement(iii)	–	7.9
Long-term payable to Investissement Québec	0.7	1.4
Long-term derivative liabilities	9.1	–
LTI RSU/DSU compensation obligation	22.0	35.3
Other	11.0	23.7
	$184.9	$232.7

(i)	The related amortization for the year amounts to $3.8 million (2007 – $4.0 million; 2006 – $3.9 million).
(ii)	Non-controlling interest of 20% of the civil training centres in Madrid combined with 23% in Military CAE Aircrew Training Centre.
(iii)	During the current fiscal year, the Company repaid, in full, the long-term liability previously due as a result of a purchase agreement for data and parts delivered to CAE Inc. by Dassault Aviation on specific sales orders.

CAE Annual Report 2008 | 98

NOTE 14 – INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions)	2008	2007	2006
Earnings before income taxes and discontinued operations	$234.0	$178.8	$ 87.8
Canadian statutory income tax rates	31.80%	32.08%	31.41%
Income taxes at Canadian statutory rates	$ 74.4	$ 57.4	$ 27.6
Difference between Canadian statutory rates and those applicable
to foreign subsidiaries	(5.5)	(2.8)	0.3
Losses not tax effected	4.1	0.3	2.8
Tax benefit of operating losses not previously recognized	(1.8)	(2.3)	(9.1)
Tax benefit of capital losses not previously recognized	–	–	(0.8)
Non-taxable capital gain	(0.2)	(0.6)	(0.3)
Non-deductible items	5.0	2.4	1.4
Prior years’ tax adjustments and assessments	(2.0)	(1.0)	(0.9)
Impact of change in income tax rates on future income taxes	(2.4)	(1.2)	1.9
Non-taxable research and development tax credits	(0.9)	(0.8)	(0.9)
Large corporation tax	–	–	0.7
Other tax benefit not previously recognized	(2.5)	(3.2)	(2.9)
Exchange translation items	–	–	(0.7)
Other	1.0	1.5	(0.9)
Total income tax expense	$ 69.2	$ 49.7	$ 18.2

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:
(amounts in millions)	2008	2007	2006
Current income tax expense	$ 42.8	$ 63.9	$ 13.1
Future income tax expense (recovery)
Tax benefit of operating losses not previously recognized	(1.8)	(2.3)	(9.1)
Tax benefit of capital losses not previously recognized	–	–	(0.8)
Impact of change in income tax rates on future income taxes	(2.4)	(1.2)	1.9
Other tax benefit not previously recognized	(2.5)	(3.2)	(2.9)
Change related to temporary differences	33.1	(7.5)	16.0
Total income tax expense	$ 69.2	$ 49.7	$ 18.2

CAE Annual Report 2008 | 99

NOTE 14 – INCOME TAXES (continued)

The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:

(amounts in millions)	2008	2007
Future income tax assets
Non-capital loss carryforwards	$ 39.0	$ 39.7
Capital loss carryforwards	2.4	6.5
Intangible assets	11.7	27.1
Amounts not currently deductible	20.0	23.4
Deferred revenues	10.7	17.3
Tax benefit carryover	4.6	10.4
Unclaimed research & development expenditures	3.9	–
Other	–	1.4
	92.3	125.8
Valuation allowance	(20.6)	(25.3)
	$ 71.7	$100.5
Future income tax liabilities
Investment tax credits	$ (18.3)	$ (22.5)
Property, plant and equipment	(13.9)	(9.7)
Percentage-of-completion versus completed contract	(8.8)	(2.3)
Deferred research & development expenses	(0.2)	(2.5)
Other	(0.1)	–
	(41.3)	(37.0)
Net future income tax assets	$ 30.4	$ 63.5
Net current future income tax asset	$ 14.1	$ 3.7
Net non-current future income tax asset	64.3	81.5
Net current future income tax liability	(16.8)	(4.9)
Net non-current future income tax liability	(31.2)	(16.8)
	$ 30.4	$ 63.5

As at March 31, 2008, the Company has accumulated non-capital losses carried forward relating to operations in Canada for approximately $16.6 million. For financial reporting purposes, a net future income tax asset of $4.9 million has been recognized in respect of these loss carryforwards.

As at March 31, 2008, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $23.8 million (US$23.1 million). For financial reporting purposes, a net future income tax asset of $7.6 million (US$7.4 million) has been recognized in respect of these loss carryforwards.

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $87.6 million. For financial reporting purposes, a net future income tax asset of $17.4 million has been recognized.

The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $6.8 million (US$6.6 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

CAE Annual Report 2008 | 100

The non-capital losses for income tax purposes expire as follows:
(amounts in millions)
Expiry date	United States (US$)	Other countries (CA$)
2012	13.6	2.8
2013	7.4	2.8
2014 – 2028	2.1	46.1
No expiry date	–	52.5
	$ 23.1	$104.2

The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of loss carryforwards, and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2008, $4.3 million (2007 – $5.5 million) of the valuation allowance balance was reversed based on the assessment of the Company that it is more likely than not that the future income tax benefits will be realized.

NOTE 15 – CAPITAL STOCK AND CONTRIBUTED SURPLUS CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued
A reconciliation of the issued and outstanding common shares of the Company is as follows:
(amounts in millions, except number of shares)		2008		2007		2006
	Number	Stated	Number	Stated	Number	Stated
	of shares	value	of shares	value	of shares	value
Balance at beginning of year	251,960,449	$401.7	250,702,430	$389.0	248,070,329	$373.8
Shares issued(a)	169,851	0.8	–	–	1,091,564	6.9
Stock options exercised	1,814,095	13.9	1,236,895	10.0	1,497,540	8.0
Transfer of contributed surplus
upon exercise of stock options	–	2.2	–	2.5	–	–
Stock dividends	25,441	0.3	21,124	0.2	42,997	0.3
Balance at end of year	253,969,836	$418.9	251,960,449	$401.7	250,702,430	$389.0

(a)	On November 30, 2007, the Company issued 169,851 common shares at a price of $4.71 per share for the fourth and final tranche payment for the purchase of CAE Professional Services (Canada) Inc.
On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts Inc. On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second tranche payment of CAE Professional Services (Canada) Inc. (formerly Greenley & Associates Inc. [G&A]).

CAE Annual Report 2008 | 101

NOTE 15 – CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2008	2007	2006
Weighted average number of common
shares outstanding – Basic	253,406,176	251,110,476	249,806,204
Effect of dilutive stock options	1,160,474	1,894,730	2,325,422
Weighted average number of common
shares outstanding – Diluted	254,566,650	253,005,206	252,131,626

Options to acquire 1,144,704 common shares (2007 – 1,397,200; 2006 – 2,269,150) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

CONTRIBUTED SURPLUS
A reconciliation of contributed surplus is as follows:

(amounts in millions)	2008	2007	2006
Balance at beginning of year	$ 5.7	$ 5.6	$ 3.5
Transfer to common stock upon exercise of stock options	(2.2)	(2.5)	–
Stock-based compensation (Note 16)	4.8	2.6	2.1
Balance at end of year	$ 8.3	$ 5.7	$ 5.6

NOTE 16 – STOCK-BASED COMPENSATION PLANS Employee stock option plan

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees of its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined to be equivalent to the closing price of the common shares on the Toronto Stock Exchange (TSX) on the last day of trading prior to the effective date of the grant.

As at March 31, 2008, a total of 6,124,896 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment from the grant date. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company. A reconciliation of the outstanding options is as follows:

Years ended March 31		2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Options outstanding at beginning
of year	5,441,915	$ 7.57	6,347,235	$ 7.66	8,208,675	$ 7.52
Granted	1,167,588	$14.06	647,700	$ 9.13	568,200	$ 5.96
Exercised	(1,814,095)	$ 7.66	(1,236,895)	$ 8.07	(1,497,540)	$ 5.29
Forfeited	(47,034)	$ 9.57	(316,125)	$10.60	(932,100)	$ 9.21
Expired	(146,000)	$12.59	–	$ –	–	$ –
Options outstanding at end of year	4,602,374	$ 9.00	5,441,915	$ 7.57	6,347,235	$ 7.66
Options exercisable at end of year	2,543,545	$ 7.26	2,986,135	$ 8.58	2,775,850	$ 9.90

CAE Annual Report 2008 | 102

The following table summarizes information about the Company’s ESOP as at March 31, 2008:
Range of Exercise Prices		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life (Years)	Price	Exercisable	Price
$4.08 to $6.03	1,764,295	2.03	$ 5.17	1,329,270	$ 5.02
$6.19 to $9.12	1,070,075	3.13	$ 7.73	610,100	$ 6.71
$10.31 to $14.10	1,768,004	3.46	$13.59	604,175	$12.72
Total	4,602,374	2.84	$ 9.00	2,543,545	$ 7.26

For the year ended March 31, 2008, compensation cost for CAE’s stock options was recognized in consolidated net earnings with a corresponding credit of $4.8 million (fiscal 2007 – $2.6 million, fiscal 2006 – $2.1 million) to contributed surplus using the fair value method of accounting for awards that were granted since 2004.

The assumptions used for purposes of the option calculations outlined in this note are presented below:
	2008	2007	2006
Assumptions used in the Black-Scholes options pricing model:
Dividend yield	0.28%	0.44%	0.67%
Expected volatility	33.0%	45.0%	47.0%
Risk-free interest rate	4.64%	4.38%	4.0%
Expected option term	4	4	6
Weighted average fair value of options granted	$ 4.57	$ 3.57	$ 2.84

Disclosure of pro forma information required under CICA Handbook Section 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings and pro forma basic and diluted net earnings per share are presented below:

(amounts in millions, except per share amounts)	2008	2007	2006
Net earnings, as reported	$ 152.7	$127.4	$ 63.6
Pro forma impact	–	(0.1)	(0.7)
Pro forma net earnings	$152.7	$127.3	$ 62.9
Pro forma basic net earnings per share	$ 0.60	$ 0.51	$ 0.25
Pro forma diluted net earnings per share	$ 0.60	$ 0.50	$ 0.25

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or lump-sum payment plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. The plan provides for tax deferral of employee and employer contribution through a Registered Retirement Saving Plan (RRSP) and Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $3.9 million (2007 – $3.1 million; 2006 – $2.1 million) in respect of employer contributions under the Plan.

CAE Annual Report 2008 | 103

NOTE 16 – STOCK-BASED COMPENSATION PLANS (continued) Deferred Share Unit Plan

The Company maintains a Deferred Share Unit (DSU) plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The plan is intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

In fiscal 2000, the Company adopted a DSU plan for non-employee directors. A non-employee director holding less than the Minimum Holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum Holdings means not less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the Minimum Holdings of common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. The terms of the plan are essentially identical to the key executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common share traded prior to the date of issue.

The Company records the cost of the DSU plan as compensation expense. As at March 31, 2008, 405,680 units were outstanding at a value of $4.7 million (2007 – 425,092 units at a value of $5.4 million; 2006 – 388,972 units at a value of $3.6 million). A total number of 63,128 units were redeemed during the fiscal year ended March 31, 2008 under both DSU plans in accordance with their respective plan text, for a total of $0.8 million. For the period ended March 31, 2008, March 31, 2007 and March 31, 2006, no DSUs were cancelled.

Long-Term Incentive (LTI) – Deferred Share Unit Plan

All CAE Long-Term Incentive Deferred Share Unit Plans (LTI-DSU) are intended to enhance the Company’s ability to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and senior management of the Company. A LTI-DSU is equal in value to one common share at a specific date. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. With the exception of the fiscal year 2004 plan which precludes the redemption of vested DSUs upon participant’s voluntary resignation, eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested DSUs held upon any termination of employment. Upon termination of employment for reasons of retirement, unvested units will continue to vest at the latest by November 30th of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at time of retirement.

Fiscal year 2004 plan

The fiscal year 2004 plan stipulates that granted units vest equally over four years. All the units issued under that Plan are now vested. As at March 31, 2008, 517,702 LTI-DSU units were outstanding (March 31, 2007 – 548,097 units). The expense recorded in fiscal 2008 was $0.1 million (2007 – $0.2 million; 2006 – $1.6 million).

Fiscal year 2005 plan

The fiscal year 2005 plan has replaced the fiscal year 2004 plan for succeeding years. The Plan stipulates that granted units vest equally over five years and that following a take-over bid, all unvested units will vest immediately. In fiscal 2008, the Company issued 481,577 LTI-DSU units (2007 – 527,714 units) and as at March 31, 2008, 1,824,762 LTI-DSU units were outstanding (2007 –1,392,653 units outstanding). The expense recorded in fiscal 2008 was $3.2 million (2007 – $7.5 million; 2006 – $2.8 million). Since fiscal 2004, the Company entered into contracts to reduce its earnings exposure to the fluctuations in its share price (refer to Note 17).

CAE Annual Report 2008 | 104

Long-Term Incentive – Restricted Share Unit Plan

In May 2004, the Company adopted a Long-Term Incentive Performance Based Restricted Shares Unit Plan (LTI-RSU) for its executives and senior management. The LTI-RSU plan is intended to enhance the Company’s ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU Plan is set up as a stock-based performance plan.

LTI-RSUs granted pursuant to this plan vest after three years from their grant date. LTI-RSUs are vested as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe;
(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe.

No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting is to occur for any appreciation resulting between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. In fiscal 2008, the Company issued no LTI-RSU units (2007 – 770,948 units) under the fiscal 2005 plan and as at March 31, 2008, 1,065,710 LTI- RSU units were outstanding (2007 – 2,009,666 units outstanding) under that plan. The expense recorded in fiscal 2008 was $3.1 million (2007 – $12.1 million; 2006 – $3.5 million).

In May 2007, the Company amended the fiscal year 2005 plan for fiscal year 2008 and subsequent years. The LTI-RSU plan is intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU plan is set up as a stock-based performance plan. LTI-RSUs granted pursuant to the revised plan vest after three years from their grant date. LTI-RSUs are vested as follows:

(i)	100% of the units, if CAE shares have appreciated by a minimum annual compounded growth defined as the Bank of Canada 10-year risk-free rate of return on the grant date plus 350 basis points (3.50%) over the valuation period, or, in the case of pro-rated vesting, as of the end of the pro-ration period. For 2008 fiscal year grant, this represents a target of 8% of annual growth compounded over the three year period;
(ii)	50% of the units, if based on the grant price, the closing average price of the common CAE shares has met or exceeded the performance of the Standard & Poor’s Aerospace and Defence Index (S&P A&D index), adjusted for dividends, or, in the case of pro-rated vesting, as of the end of the pro-ration period.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. In fiscal 2008, the Company issued 352,258 LTI-RSU units, and as at March 31, 2008, 340,974 LTI-RSU units were outstanding. The expense recorded in fiscal 2008 was $0.5 million.

NOTE 17 – FINANCIAL INSTRUMENTS

Under its risk management policy, the Company enters into foreign exchange and interest rate derivative instruments, of which a certain portion is designated as cash flow hedges of forecasted transactions in order to reduce the financial risk regarding its exposure to fluctuations in foreign exchange rates and interest rates. The Company does not use any derivative financial instruments for trading or speculative purposes.

Foreign currency risks

The Company entered into foreign exchange forward contracts and foreign exchange swaps to manage its risks associated with foreign currency exchange rates. As at March 31, 2008, the Company had entered into foreign currency forward contracts totalling $837.6 million (buy contracts $251.6 million and sell contracts totalling $586.0 million) to mainly reduce the foreign currency risks associated with certain sales commitments and expected purchase transactions denominated in foreign currencies. The Company designates a certain portion of its foreign exchange forward contracts as cash flow hedges and applies hedge accounting as prescribed under CICA Section 3865, Hedges.

The Company has entered into foreign exchange swap agreements for its senior secured financing, obtained during this fiscal year, to convert a portion of this US dollar denominated debt into British pounds (GBP or £) to finance its civil aviation training centre in the United Kingdom. The Company designates two USD to GBP cross-currency swap agreements, as cash flow hedges, with notional amounts of $5.7 million (£2.8 million) and $17.3 million (£8.5 million) amortizing in accordance with the repayment schedule of the debt until June 2014 and June 2018 respectively.

CAE Annual Report 2008 | 105

NOTE 17 – FINANCIAL INSTRUMENTS (continued)

Consolidated foreign exchange transactions outstanding
(amounts in millions, except average rate)		2008		2007
	Notional	Average	Notional	Average
Currencies (sold/bought)	Amount(1)	Rate	Amount(1)	Rate
USD/CDN
Less than 1 year	$311.0	0.9674	$223.3	0.8697
Between 1 and 3 years	85.2	0.9483	54.3	0.8908
Between 3 to 5 years	5.8	0.9183	15.7	0.9007
USD/EUR
Less than 1 year	4.2	1.2957	11.0	1.2964
Between 1 and 3 years	–	–	4.0	1.2957
USD/AUD
Less than 1 year	0.2	0.8772	–	–
CDN/EUR
Less than 1 year	29.4	1.4875	12.9	1.5360
Between 1 and 3 years	3.2	1.4714	5.4	1.4666
Between 3 and 5 years	–	–	1.5	1.4642
EUR/CDN
Less than 1 year	96.1	0.6705	94.9	0.6649
Between 1 and 3 years	26.3	0.6660	29.4	0.6712
Between 3 and 5 years	0.7	0.6559	1.5	0.6934
EUR/AUD
Less than 1 year	2.7	0.5827	1.0	0.5800
Between 1 and 3 years	0.9	0.5674	1.6	0.5586
EUR/USD
Less than 1 year	4.2	0.7280	–	–
GBP/CDN
Less than 1 year	4.1	0.4926	4.1	0.4796
Between 1 and 3 years	48.8	0.5007	47.5	0.4964
CDN/GBP
Less than 1 year	–	–	0.5	2.2783
Between 1 and 3 years	10.0	1.9500	–	–
GBP/EUR
Less than 1 year	–	–	19.4	0.6821
GBP/USD
Less than 1 year	–	–	20.0	0.5181
CDN/USD
Less than 1 year	118.4	0.9829	52.3	1.1564
Between 1 and 3 years	86.4	0.9860	3.8	1.0986
	$837.6		$604.1
(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

During fiscal year 2008, hedge accounting was discontinued for certain foreign exchange forward contracts when it became probable that the original anticipated transactions would not occur by the end of the originally specified period. As a result, a gain of $0.9 million was recorded in net earnings.

Also, a gain of $0.9 million, representing the ineffective portion of the change in fair value of the cash flow hedges, was recognized in net earnings.

The estimated net amount of existing losses reported in accumulated other comprehensive loss that is expected to be reclassified into earnings during the next 12 months is $1.8 million.

CAE Annual Report 2008 | 106

Credit risk

The Company is exposed to credit risk on cash and cash equivalents, trade receivables and long-term contracts. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with major financial institutions. Its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate monitoring of the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. As well, the Company’s credit exposure is further reduced by the sale of third-party receivables (see Note 6 Accounts Receivable) to a financial institution on a non-recourse basis.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

Interest rate exposure

The Company bears some interest rate fluctuation risk on its variable long-term debt (including rates) and some fair value risk on its fixed interest long-term debt. As at March 31, 2008, the Company has entered into seven interest rate swap agreements with four different financial institutions to mitigate these risks for a total notional value of $133.1 million.

One agreement, with a notional value of $33.9 million (US$33.0 million), has converted fixed interest rate debt into a floating rate whereby the Company pays the equivalent of a three-month LIBOR borrowing rate, plus 3.6%, and receives a fixed interest rate of 7.76% up to June 2012. The Company designates this interest rate swap contract as a fair value hedge.

During the fiscal year, the Company obtained senior secured financing for an amount of $107.5 million for two new civil aviation training centres. The drawdown to March 31, 2008 was for the full amount (US$45.7 million and £29.6 million after taking into consideration the effect of foreign exchange swaps arrangements entered in relation to this financing transaction). The Company designates the following interest rate swap contracts as cash flow hedges:

(i)	Two USD-denominated floating-to-fixed swaps with notional amounts of $4.5 million (US$4.4 million) and $13.4 million (US$13.0 million) amortizing in accordance with the repayment schedule of the debt until June 2014 and June 2018, respectively. The Company pays a weighted average fixed interest rate of 8.09%;
(ii)	Two GBP-denominated floating-to-fixed swaps with notional amounts of $5.7 million (£2.8 million) and $17.3 million (£8.5 million) amortizing in accordance with the repayment schedule of the debt until June 2014 and June 2018, respectively.
The Company pays a weighted average fixed interest rate of 8.39%.

The remaining contracts, which are designated as cash flow hedges, convert a floating interest rate debt into a fixed rate for a notional value of $58.2 million, whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

(i)	Amortizing based on a repayment schedule of the debt until October 2016 on $7.7 million (£3.8 million), the Company will pay quarterly fixed annual interest rates of 6.31%;
(ii)	Accreting swap based on a borrowing schedule until December 2019 on $50.6 million (€ 31.1 million), the Company will pay a semi-annual fixed annual interest rate of 4.78%.

After considering these swap agreements, as at March 31, 2008, 72% of the long-term debt bears fixed interest rates.

Stock-based compensation cost

Since March 2004, the Company entered into four equity swap agreements with three major Canadian financial institutions to reduce its cash and net earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2008, the equity swap agreements covered 2,155,000 common shares of the Company.

CAE Annual Report 2008 | 107

NOTE 17 – FINANCIAL INSTRUMENTS (continued)

Hedge of self-sustaining foreign operations

The Company has designated a portion of its senior notes totalling US$ 33.0 million as at March 31, 2008 (2007 – US$ 93.0 million) as a hedge of self-sustaining foreign operations and is being used to hedge the Company’s exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of its senior notes are recognized in other comprehensive income to offset any gains or losses on translation of the net investments in the self-sustaining foreign operations. During the third quarter of fiscal 2008, US$ 60.0 million of senior notes, maturing in June 2009, was de-designated as a hedge of self-sustaining foreign operations. Accordingly, from the de-designation date, the change in carrying value of this portion of the senior notes as a result of change in foreign currency is recorded in earnings. However, a highly effective cash flow hedge was obtained to cover the interest payments and final maturity of this debt.

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

(i)	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the Consolidated Balance Sheets, which represent an appropriate estimate of their fair values due to their short-term maturities;
(ii)	Capital leases are valued using the discounted cash flow method;
(iii)	The value of long-term debt is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities;
(iv)	The net fair value of the Company’s cross currency and interest rate swaps are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate market based yield curve.
Assumptions are based on market conditions prevailing at each Consolidated Balance Sheets date;
(v)	Forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the Consolidated Balance Sheets date.

The fair value of all derivative and non-derivative financial instruments was as follows as at March 31, 2008:

(amounts in millions)		Fair value		Carrying amount
	Assets	Liabilities	Assets	Liabilities
Derivative financial instruments designated as fair value hedges
Interest rate swap agreements	$ 1.3	$ –	$ 1.3	$ –
Derivative financial instruments designated as cash flow hedges
Foreign exchange forward contracts	$ 13.7	$ 12.8	$ 13.7	$ 12.8
Foreign currency swap agreements	1.6	0.1	1.6	0.1
Interest rate swap agreements	2.3	4.3	2.3	4.3
	$ 17.6	$ 17.2	$ 17.6	$ 17.2
Derivative financial instruments classified as held for trading
Foreign exchange forward contracts	$ 8.6	$ 3.4	$ 8.6	$ 3.4
Foreign exchange embedded derivatives	3.4	12.1	3.4	12.1
	$ 12.0	$ 15.5	$ 12.0	$ 15.5
Total derivative financial instruments	$ 30.9	$ 32.7	$ 30.9	$ 32.7
Non-derivative financial instruments designated as hedges
of net investments of self-sustaining foreign operations
Long-term debt	$ –	$ 37.2	$ –	$ 33.9
Other non-derivative financial instruments
Long-term debt	–	352.1	–	348.6
Total non-derivative financial instruments	$ –	$389.3	$ –	$382.5
Total financial instruments	$ 30.9	$422.0	$ 30.9	$415.2

CAE Annual Report 2008 | 108

Letters of credit and guarantees

As at March 31, 2008, the Company had outstanding letters of credit and performance guarantees in the amount of $108.9 million (2007 – $149.1 million) issued in the normal course of business. These guarantees are issued under mainly the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2008	2007
Advance payment	$ 48.9	$ 68.7
Contract performance	4.7	6.7
Operating lease obligation	24.2	27.2
Simulator deployment obligation	20.8	40.7
Other	10.3	5.8
Total	$108.9	$149.1

All of the advance payment guarantees were issued under the EDC PSG account.

Residual value guarantees – sale and leaseback transactions

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $17.4 million (2007 – $52.1 million), of which $8.2 million matures in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2008, $17.4 million is recorded as a deferred gain (2007 – $33.1 million).

Indemnifications

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, results of operations or cash flows.

NOTE 18 – SUPPLEMENTARY CASH FLOWS INFORMATION
(amounts in millions)	2008	2007	2006
Cash provided by (used in) non-cash working capital:
Accounts receivable	$ 8.5	$ (39.2)	$ (31.9)
Inventories	(20.9)	(14.8)	13.8
Prepaid expenses	(8.7)	4.0	(7.9)
Income taxes recoverable	(18.6)	20.2	(7.5)
Accounts payable and accrued liabilities	4.4	22.5	58.9
Deposits on contracts	19.6	27.5	53.7
Changes in non-cash working capital	$ (15.7)	$ 20.2	$ 79.1
Supplemental cash flow disclosure:
Interest paid	$ 24.0	$ 17.1	$ 21.9
Income taxes paid (received)	$ 28.0	$ (1.4)	$ 13.7
Supplemental statements of earnings disclosure:
Foreign exchange gain	$ 12.6	$ 2.9	$ 8.4

CAE Annual Report 2008 | 109

NOTE 19 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 20 – COMMITMENTS

Significant contractual purchase obligations and future minimum lease payments under operating leases are as follows:

Years ending March 31 (amounts in millions)	SP/C	SP/M	TS/C	TS/M	Total
2009	$ 8.1	$ 11.7	$ 40.8	$ 23.7	$ 84.3
2010	4.9	7.9	35.8	20.7	69.3
2011	2.7	4.9	35.2	19.5	62.3
2012	2.0	2.7	40.1	17.0	61.8
2013	0.3	0.4	32.0	9.9	42.6
Thereafter	0.3	0.4	138.3	23.8	162.8
	$ 18.3	$ 28.0	$322.2	$114.6	$483.1

As at March 31, 2008, included in the total contractual purchase obligations and future minimum lease payments under operating lease is an amount of $103.3 million (March 31, 2007 – $136.0 million, March 31, 2006 – $140.7 million) designated as commitments to CVS Leasing Ltd., an entity in which the Company has a 14% minority shareholding.

Of the total $483.1 million disclosed as being commitments as at March 31, 2008, $54.4 million represent contractual purchase obligations.

NOTE 21 – GOVERNMENT COST-SHARING

The Company has signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

Project Phoenix

During fiscal 2006, the Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. In the same year, the Government of Canada and the Company signed an agreement for a contribution of approximately 30% ($189 million) of the value of CAE’s R&D program. The Government of Canada support will reduce by approximately 25% the amount of income tax credit otherwise available. This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

During fiscal 2007, the Company signed an agreement with the Government of Québec, which will participate in Project Phoenix. The Québec government’s support will take the form of a contribution up to $31.5 million over six years, repayable by royalties. Investissement Québec handles the contribution. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier should a predetermined royalty level which exceeds the amount of maximum contributions be reached. The government contribution recognized by the Company in fiscal 2007, related to this agreement signed with the Government, is based on costs incurred starting in June 2005.

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project:

(amounts in millions)	2008	2007
Outstanding contribution receivable, beginning of year	$ 18.4	$ 10.0
Contributions	62.4	52.1
Payments received	(56.6)	(43.7)
Outstanding contribution receivable, end of year	$ 24.2	$ 18.4

CAE Annual Report 2008 | 110

Previous programs

The Company had also signed previous R&D agreements with the Government of Canada, in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative was intended to broaden the Company’s technological capabilities in flight simulation systems, by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013, based on future sales for civil and military programs respectively.

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(amounts in millions)	2008	2007	2006
Contributions credited to capitalized costs:
Project Phoenix	$ 20.3	$ 7.1	$ 3.8
Contributions credited to income:
Project Phoenix	42.1	45.0	13.5
Previous programs	–	–	7.5
Total contributions:
Project Phoenix	$ 62.4	$ 52.1	$ 17.3
Previous programs	–	–	7.5
Royalty expenses:
Project Phoenix	$ –	$ –	$ –
Previous programs	8.8	7.5	6.6

The cumulative contributions recognized by the Company, since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2008 amounts to $212.3 million. The cumulative sum of royalty expenses recognized by the Company since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2008, amounts to $32.0 million.

NOTE 22 – EMPLOYEE FUTURE BENEFITS Defined future benefits

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands and in the United Kingdom that provides benefits based on similar provisions.

In addition, the Company maintains a supplemental arrangement plan in Canada and two in Germany (CAE Elektronik GmbH plan and CAE Beyss GmbH plan [Beyss]) to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee retires from the Company, the Company is required to secure the obligation for that employee. As at March 31, 2008, the Company has issued letters of credit totalling $23.1 million (2007 – $21.2 million) to secure these obligations under the Canadian supplemental arrangement.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

In fiscal 2007, the Company closed some of its training centres in Europe, resulting in a curtailment gain of $0.9 million.

CAE Annual Report 2008 | 111

NOTE 22 – EMPLOYEE FUTURE BENEFITS (continued)

The changes in pension obligations, in fair value of assets and the financial position of the funded pension plans are as follows:

(amounts in million)			2008			2007
	Canadian	Foreign	Total	Canadian	Foreign	Total
Change in pension obligations	$191.7	$ 21.9	$213.6	$175.4	$ 15.6	$191.0
Adjustment U.K. plan	–	–	–	–	4.1	4.1
Current service cost	6.0	0.6	6.6	6.0	0.8	6.8
Interest cost	10.0	1.0	11.0	9.1	0.9	10.0
Curtailment	–	–	–	–	(0.9)	(0.9)
Employee contributions	2.2	0.3	2.5	2.2	0.3	2.5
Pension benefits paid	(10.2)	(0.3)	(10.5)	(11.6)	(0.2)	(11.8)
Actuarial loss (gain)	(5.8)	1.2	(4.6)	10.6	(0.6)	10.0
Foreign exchange variation	–	0.6	0.6	-	1.9	1.9
Pension obligation at end of year	$193.9	$ 25.3	$219.2	$191.7	$ 21.9	$213.6
Change in faire value of plan assets:
Fair value of plan assets at
beginning of year	$163.1	$ 23.3	$186.4	$144.7	$ 15.9	$160.6
Adjustment U.K. plan	–	–	–	–	3.4	3.4
Actual return on plan assets	4.2	0.1	4.3	18.1	1.1	19.2
Pension benefits paid	(10.2)	(0.3)	(10.5)	(11.6)	(0.2)	(11.8)
Employee contributions	2.2	0.3	2.5	2.2	0.3	2.5
Employer contributions	9.3	–	9.3	9.7	0.9	10.6
Foreign exchange variation	–	0.5	0.5	–	1.9	1.9
Fair value of plan assets at end of year	$168.6	$ 23.9	$192.5	$163.1	$ 23.3	$186.4
Financial position – plan (deficit) surplus	$ (25.3)	$ (1.4)	$ (26.7)	$ (28.6)	$ 1.4	$ (27.2)
Unrecognized net actuarial loss (gain)	46.0	1.4	47.4	46.5	(1.0)	45.5
Unamortized past service cost	4.6	–	4.6	5.1	-	5.1
Amount recognized at end of year	$ 25.3	$ –	$ 25.3	$ 23.0	$ 0.4	$ 23.4
Amount recognized in:
Other assets (Note 11)	$ 25.3	$ 0.6	$ 25.9	$ 23.0	$ 1.1	$ 24.1
Other long-term liabilities	–	(0.6)	(0.6)	–	(0.7)	(0.7)
	$ 25.3	$ –	$ 25.3	$ 23.0	$ 0.4	$ 23.4

Included in the above pension obligation and fair value of plan assets at end of year are the following amounts in respect of plans that are in deficit (the two Canadian funded plans and the United Kingdom plan and Netherlands plan [since fiscal 2008]).

(amounts in millions)			2008			2007
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligation at end of year	$193.9	$ 25.3	$219.2	$191.7	$ 4.8	$196.5
Fair value of plan assets at end of year	$168.6	$ 23.9	$192.5	$163.1	$ 4.1	$167.2
Financial position – plan deficit	$ (25.3)	$ (1.4)	$ (26.7)	$ (28.6)	$ (0.7)	$ (29.3)

CAE Annual Report 2008 | 112

Pension obligations related to the supplemental arrangements are as follows:
(amounts in millions)			2008			2007
	Canadian	Foreign	Total	Canadian	Foreign	Total
Change in pension obligations:
Pension obligation at beginning of year	$23.8	$ 9.8	$33.6	$ 21.7	$ 8.8	$ 30.5
Current service cost	1.6	0.2	1.8	1.3	0.2	1.5
Interest cost	1.3	0.4	1.7	1.1	0.4	1.5
Pension benefits paid	(1.3)	(0.5)	(1.8)	(1.2)	(0.5)	(1.7)
Actuarial loss	2.3	(0.2)	2.1	0.9	0.1	1.0
Foreign exchange variation	–	0.5	0.5	–	0.8	0.8
Pension obligation at end of year	27.7	10.2	37.9	23.8	9.8	33.6
Financial position – plan deficit	(27.7)	(10.2)	(37.9)	(23.8)	(9.8)	(33.6)
Unrecognized net actuarial loss	7.9	1.4	9.3	5.8	1.6	7.4
Amount recognized in other long-term
liabilities at end of year	$(19.8)	$ (8.8)	$(28.6)	$ (18.0)	$ (8.2)	$(26.2)

The net pension cost for funded pension plans for the years ended March 31 included the following components:
(amounts in millions)				2008	2007	2006
Current service cost				$ 6.6	$ 6.8	$ 4.7
Plan expenses				–	–	0.3
Interest cost on pension obligations				11.0	10.0	10.1
Actual return on plan assets				(4.3)	(19.2)	(13.3)
Net actuarial loss on benefit obligation				(4.6)	10.0	9.0
Pension cost before adjustments to recognize the long-term nature of plans				8.7	7.6	10.8
Adjustments to recognize long-term nature of plans:
Difference between expected return and actual return on plan assets				(8.2)	8.1	4.2
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year				6.4	(7.4)	(6.7)
Difference between amortization of past service cost for the
year and actual plan amendments for the year				0.5	0.5	0.5
Total adjustment				(1.3)	1.2	(2.0)
Net pension cost				7.4	8.8	8.8
Curtailment				–	(0.9)	–
Net pension cost including curtailment				$ 7.4	$ 7.9	$ 8.8

The following components are combinations of the items presented above:
(amounts in millions)				2008	2007	2006
Expected return on plan assets				$(12.5)	$(11.1)	$ (9.1)
Amortization of net actuarial loss				1.8	2.6	2.3
Amortization of past service costs				0.5	0.5	0.5

CAE Annual Report 2008 | 113

NOTE 22 – EMPLOYEE FUTURE BENEFITS (continued)
With respect to the supplemental arrangements, the net pension cost is as follows:
(amounts in millions)	2008	2007	2006
Current service cost	$ 1.8	$ 1.5	$ 1.1
Interest cost on pension obligations	1.7	1.5	1.2
Net actuarial loss on benefit obligations	2.1	1.0	5.1
Pension cost before adjustments to recognize the long-term nature of plans	5.6	4.0	7.4
Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year	(1.8)	(0.6)	(5.0)
Net pension cost	$ 3.8	$ 3.4	$ 2.4
The following component is a combination of the items presented above:
(amounts in millions)	2008	2007	2006
Amortization of net actuarial loss	$ 0.3	$ 0.4	$ 0.1

Additional information on Canadian funded pension plan assets – weighted average asset allocations by asset category are as follows:

(amounts in millions)	Allocation of Plan Assets at Measurement Dates
Asset Category	December 31, 2007	December 31, 2006
Equity securities	62%	65%
Fixed-income securities	38%	35%
Total	100%	100%

The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, U.S. and international equities, and for the fixed-income securities is 37%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. The investment policy has been modified at the end of December 2005 to allow active management of Canadian equities, which represents approximately 35% of the fund.

Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 75% in fixed income, 24% in equities and 1% in cash.

The asset allocation for the United Kingdom Pension Plan asset is approximately 64% in equities, 27% in fixed income and 9% in cash. Additional information on employer contributions:

				Supplemental
(amounts in millions)		Funded Plan		Arrangements
	Canadian	Foreign	Canadian	Foreign
Actual contribution – fiscal 2007	$ 9.7	$ 0.9	$ 1.2	$ 0.5
Actual contribution – fiscal 2008	9.3	–	1.3	0.5
Expected contribution – fiscal 2009 (unaudited)	9.2	1.0	1.3	0.4

Additional information about benefit payments expected to be paid in future years:
				Supplemental
Years ending March 31 (amounts in millions – unaudited)		Funded Plans		Arrangements
	Canadian	Foreign	Canadian	Foreign
2009	$10.0	$ 0.4	$ 1.3	$ 0.5
2010	10.9	0.3	1.3	0.6
2011	11.9	0.6	1.4	0.5
2012	13.0	0.8	1.6	0.6
2013	14.2	0.8	1.7	0.5
2014 - 2018	89.6	5.4	11.2	2.6

CAE Annual Report 2008 | 114

Significant assumptions (weighted average):
		2008		2007
	Canadian	Foreign	Canadian	Foreign
Pension obligations as of March 31:
Discount rate	5.50%	5.40%	5.25%	4.70%
Compensation rate increases	3.50%	1.80%	3.50%	1.90%
Net pension cost:
Expected return on plan assets	7.00%	5.50%	7.00%	5.60%
Discount rate	5.25%	4.70%	5.25%	4.30%
Compensation rate increases	3.50%	1.90%	3.50%	1.80%

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was on September 30, 2007 for the Canadian employee funded plans. The next required valuation will be on December 31, 2009 for both funded plans.

An actuarial valuation of the funded United Kingdom plan is made every three years on March 31. The last actuarial valuation was filed on March 31, 2006.

The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2005 for the Netherlands employee funded plan. The next required valuation will be on December 31, 2008.

Defined contribution plans

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable Company employees and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. Refer to Note 16, Stock-based Compensation Plans for further details and compensation expense recorded during the period.

All of the Company’s U.S. employees may participate in defined contribution saving plans. These plans are subject to U.S. federal tax limitations and provide for voluntary employee salary deduction contributions. The Company’s defined contribution plans formula are based on a percentage of salary. The Company’s 2008 contribution was $2.9 million ($2.1 million in 2007 and $1.8 million in 2006). In addition, the Company offered some foreign employees defined contribution pension plans (other than Canadian and U.S.) for which the formula is based on a percentage of salary. The Company’s 2008 contribution was $0.1 million (2007 – $0.1 million, 2006 – $0.1 million).

NOTE 23 – RESTRUCTURING COSTS

During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan (third initiative) aimed at the elimination of existing duplications between the civil and military segments and the achievement of a more competitive cost structure. The plan, which included a workforce reduction of approximately 450 employees and the closing of redundant facilities, had a significant effect on the Company’s operations in Montreal and around the world, including some European and U.S. training centres. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was included in the net earnings (loss) of the fourth quarter of fiscal 2005. Since fiscal 2005, cumulative restructuring charges of $44.6 million, consisting mainly of employee termination costs and other related costs, have been recorded in the Company’s results. The restructuring initiative is completed.

The following table provides the restructuring charge for each reportable segment:
(amounts in millions)	2008	2007	2006
Simulation Products/Civil	$ –	$ –	$ 2.8
Simulation Products/Military	–	–	4.3
Training & Services/Civil	–	1.2	11.6
Training & Services/Military	–	–	0.2
	$ –	$ 1.2	$18.9

CAE Annual Report 2008 | 115

NOTE 23 – RESTRUCTURING COSTS (continued)
The continuity of the restructuring provision is as follows:
	Employee
	Termination	Other
(amounts in millions)	Costs	Costs	Total
Balance of provision as at March 31, 2004	$ 0.5	$ 0.1	$ 0.6
Costs charged to expenses	20.8	3.7	24.5
Payments made	(12.1)	(1.8)	(13.9)
Balance of provision as at March 31, 2005	9.2	2.0	11.2
Costs charged to expenses	12.6	6.3	18.9
Payments made	(9.3)	(7.6)	(16.9)
Foreign exchange	(0.5)	(0.1)	(0.6)
Balance of provision as at March 31, 2006	12.0	0.6	12.6
Reversal of provision	(1.9)	–	(1.9)
Costs charged to expenses	–	3.1	3.1
Payments made	(7.6)	(3.2)	(10.8)
Foreign exchange	0.4	–	0.4
Balance of provision as at March 31, 2007	$ 2.9	$ 0.5	$ 3.4
Reclassifications to other liabilities	(1.5)	–	(1.5)
Payments made	(1.3)	(0.5)	(1.8)
Foreign exchange	(0.1)	–	(0.1)
Balance of provision as at March 31, 2008	$ –	$ –	$ –

NOTE 24 – VARIABLE INTEREST ENTITIES

The following table summarizes, by segment and as per Canadian GAAP, the total assets and total liabilities of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

(amounts in millions)		2008		2007
	Assets	Liabilities	Assets	Liabilities
Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$ 13.3	$ 13.3	$ 14.0	$ 14.0
Emirates-CAE Flight Training Centre – Fiscal 2002(1)	11.9	11.9	12.5	12.5
Toronto Training Centre – Fiscal 2002	11.4	11.4	11.9	11.9
Denver/Dallas – Fiscal 2003	51.8	51.8	54.1	54.1
SimuFlite – Fiscal 2004	73.6	73.6	76.8	76.8
Assets and liabilities of non-consolidated VIEs subject to disclosure	$162.0	$162.0	$169.3	$169.3
Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$ 65.6	$ 48.5	$ 63.7	$ 50.0
Consolidated assets and liabilities before allowing for its classification
as a VIE and the Company being the primary beneficiary	$ 65.6	$ 48.5	$ 63.7	$ 50.0
Simulation Products/Military:
Partnership arrangements
Eurofighter Simulation Systems – Fiscal 1999	$112.4	$108.0	$125.8	$121.7
Assets and liabilities of non-consolidated VIEs subject to disclosure	$112.4	$108.0	$125.8	$121.7

(1)	The sale and leaseback structure was entered into when the asset was located in the Company’s Toronto Training Centre. The asset has since been relocated. On October 4, 2006, the asset was contributed to the Emirates-CAE Flight Training Centre.

CAE Annual Report 2008 | 116

The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

Sale and leaseback structures

A key element of CAE’s finance strategy to support the investment in its civil and military training and services business is the sale and leaseback of certain FFSs installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner-participant.

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company’s training centres for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. Secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives finance these SPEs. The equipment serves as collateral for the long-term debt of the SPEs.

The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for one case where it is in the form of equity and subordinated loan. In another case, the Company also provides administrative services to the SPE in return for a market fee.

The Company concluded that some of these SPE are VIEs. At the end of fiscal 2008 and 2007, the company is the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated into the Company’s consolidated financial statements as at March 31, 2008 and March 31, 2007 before allowing for its classification as a VIE and the Company being the primary beneficiary. For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2008, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $42.0 million ($47.1 million in 2007).

Partnership arrangements

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the military and civil segments.

The Company’s involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. As at March 31, 2008 and 2007, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

NOTE 25 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications;
(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services;
(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

CAE Annual Report 2008 | 117

NOTE 25 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (continued) Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income).The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

		Simulation Products			Training & Services				Total
(amounts in millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Civil
External revenue	$ 435.3	$ 348.1	$ 257.0	$ 382.1	$ 336.9	$ 322.3	$ 817.4	$ 685.0	$ 579.3
Segment Operating Income	94.9	60.4	29.9	73.5	64.3	57.1	168.4	124.7	87.0
Depreciation and amortization
Property, plant and equipment	4.7	5.2	5.5	44.5	39.5	36.6	49.2	44.7	42.1
Intangible and other assets	2.2	4.2	5.8	7.5	6.0	6.7	9.7	10.2	12.5
Capital expenditures	4.6	14.4	5.7	161.8	108.1	87.5	166.4	122.5	93.2
Military
External revenue	$ 383.7	$ 357.5	$ 327.4	$ 222.5	$ 208.2	$ 200.5	$ 606.2	$ 565.7	$ 527.9
Segment Operating Income	51.7	39.1	27.0	31.4	33.7	18.7	83.1	72.8	45.7
Depreciation and amortization
Property, plant and equipment	6.0	6.0	6.1	5.4	4.3	4.3	11.4	10.3	10.4
Intangible and other assets	4.5	3.0	7.7	2.7	2.6	2.7	7.2	5.6	10.4
Capital expenditures	7.3	5.5	6.0	15.8	30.1	30.9	23.1	35.6	36.9
Total
External revenue	$ 819.0	$ 705.6	$ 584.4	$ 604.6	$ 545.1	$ 522.8	$1,423.6	$ 1,250.7	$1,107.2
Segment Operating Income	146.6	99.5	56.9	104.9	98.0	75.8	251.5	197.5	132.7
Depreciation and amortization
Property, plant and equipment	10.7	11.2	11.6	49.9	43.8	40.9	60.6	55.0	52.5
Intangible and other assets	6.7	7.2	13.5	10.2	8.6	9.4	16.9	15.8	22.9
Capital expenditures	11.9	19.9	11.7	177.6	138.2	118.4	189.5	158.1	130.1

Earnings before interest and income taxes

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(amounts in millions)	2008	2007	2006
Total Segment Operating Income	$251.5	$197.5	$132.7
Foreign exchange gain on the reduction of the investment
in certain self-sustaining subsidiaries(a)	–	–	5.3
Restructuring charge (Note 23)	–	(1.2)	(18.9)
Other costs associated with the Restructuring Plan(b)	–	(6.9)	(15.1)
Earnings before interest and income taxes	$251.5	$189.4	$104.0

(a)	The Company reduced the capitalization of its certain self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the accumulated other comprehensive loss was transferred to the Consolidated Statements of Earnings.
(b)	In the past, the Company incurred costs, which were excluded from the determination of segment operating income, related to the re-engineering of the Company’s business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related with the first phase of the ERP deployment have ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will be included in the determination of segment operating income.

CAE Annual Report 2008 | 118

Assets employed by segment

CAE uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts, assets held for sale and assets of certain non-operating subsidiaries.

	As at March 31	As at March 31
(amounts in millions)	2008	2007
Simulation Products/Civil	$ 208.3	$ 188.0
Simulation Products/Military	302.8	251.2
Training & Services/Civil	1,067.6	973.8
Training & Services/Military	219.8	208.7
Total assets employed	1,798.5	1,621.7
Assets not included in assets employed	454.7	334.5
Total assets	$2,253.2	$1,956.2

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2008	2007	2006
Revenue from external customers
Canada	$ 98.4	$ 137.5	$ 100.1
United States	468.9	398.6	393.5
United Kingdom	102.2	98.1	80.2
Germany	162.6	153.3	153.3
Netherlands	98.0	92.4	104.6
Other European countries	145.5	127.1	41.3
China	71.1	56.3	56.4
United Arab Emirates	53.3	52.5	61.7
Other Asian countries	81.8	70.8	54.9
Australia	78.1	33.1	25.2
Other countries	63.7	31.0	36.0
	$1,423.6	$1,250.7	$1,107.2

	As at March 31		As at March 31
(amounts in millions)	2008		2007
Property, plant and equipment, goodwill and intangible assets
Canada	$ 205.9		$ 145.5
United States	297.2		290.1
South America	66.1		55.5
United Kingdom	166.3		142.8
Spain	95.4		89.9
Germany	67.2		53.3
Netherlands	134.0		140.8
Other European countries	61.3		62.7
United Arab Emirates	63.6		72.8
Asia	54.3		44.1
Other countries	13.0		22.0
	$1,224.3		$1,119.5

CAE Annual Report 2008 | 119

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed if its consolidated financial statements had been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

As required by the United States Securities and Exchange Commission (SEC), the effect of these principal differences on the Company’s consolidated financial statements is described and quantified as follows:

Reconciliation of net earnings in Canadian GAAP to U.S. GAAP
Years ended March 31
(amounts in millions, except per share amounts)	Notes	2008	2007	2006
Net earnings in accordance with Canadian GAAP		$152.7	$127.4	$63.6
Results of discontinued operations in accordance with Canadian GAAP		(12.1)	(1.7)	(6.0)
Earnings from continuing operations in accordance with Canadian GAAP		$164.8	$129.1	$69.6
Deferred development costs excluding amortization noted below	A	1.8	(3.4)	(5.4)
Amortization of deferred development costs	A	2.9	4.8	13.1
Deferred pre-operating costs excluding amortization noted below	B	(1.6)	(6.9)	2.0
Amortization of pre-operating costs	B	2.0	3.0	4.0
Financial instruments	C,J	4.9	7.0	7.9
Reduction of the net investment in self-sustaining operations	E	–	–	(5.3)
Stock-based compensation	I	(5.9)	5.2	2.2
Future income tax relating to the above adjustments		(5.9)	(2.9)	(7.6)
Earnings from continuing operations – U.S. GAAP		$163.0	$135.9	$80.5
Results of discontinued operations in accordance with U.S. GAAP		(12.1)	(1.7)	(6.0)
Net earnings in accordance with U.S. GAAP		$150.9	$134.2	$ 74.5
Basic and diluted earnings per share from continuing
operations in accordance with U.S. GAAP		$ 0.64	$ 0.54	$ 0.32
Basic and diluted results per share from discontinued
operations in accordance with U.S. GAAP		$ (0.05)	$ (0.01)	$ (0.02)
Basic and diluted net earnings per share in accordance with U.S. GAAP		$ 0.59	$ 0.53	$ 0.30
Dividends per common share		$ 0.04	$ 0.04	$ 0.04
Weighted average number of common shares outstanding (Basic)		253.4	251.1	249.8
Weighted average number of common shares outstanding (Diluted)		254.6	253.0	252.1

CAE Annual Report 2008 | 120

Comprehensive income in accordance with U.S. GAAP
Years ended March 31 (amounts in millions)	Notes	2008	2007	2006
Net earnings in accordance with U.S. GAAP		$ 150.9	$ 134.2	$ 74.5
Other comprehensive (loss) income
Defined Benefit Adjustment
Net change in actuarial gains (losses)	F,G	$ (5.9)	$ –	$ –
Change in accumulated minimum pension liability	F,G	–	17.0	(0.2)
Reclassifications to income	F,G	2.7	–	–
Income tax adjustment	F,G	(0.5)	(5.3)	0.1
		$ (3.7)	$ 11.7	$ (0.1)
Foreign Currency Translation Adjustment
Net foreign exchange (losses) gains on translation
of financial statements of self-sustaining foreign operations	E,F	$ (50.2)	$ 26.1	$ (49.2)
Net change in gains of certain long-term debt denominated
in foreign currency and designated as hedges on net investments
on self-sustaining foreign operations	C,F	15.7	1.5	4.6
Income tax adjustment	E,F	(0.6)	(0.1)	1.0
		$ (35.1)	$ 27.5	$ (43.6)
Total other comprehensive (loss) income in accordance with U.S. GAAP		$ (38.8)	$ 39.2	$ (43.7)
Comprehensive income in accordance with U.S. GAAP		$ 112.1	$ 173.4	$ 30.8

Accumulated other comprehensive loss in accordance with U.S. GAAP
Years ended March 31 (amounts in millions)	Notes	2008	2007	2006
Accumulated other comprehensive loss in accordance with
U.S. GAAP, beginning of year		$(115.8)	$ (122.0)	$ (78.3)
Other comprehensive (loss) income in accordance with U.S. GAAP		(38.8)	39.2	(43.7)
Unrecognized actuarial gains and losses and past service
costs on defined benefit pension plan, net of tax
recovery of $nil (2007 – $14.9)	G	–	(33.0)	–
Accumulated other comprehensive loss in accordance
with U.S. GAAP, end of year		$(154.6)	$ (115.8)	$(122.0)

Reconciliation of shareholders’ equity in Canadian GAAP to U.S. GAAP
As at March 31 (amounts in millions)	Notes	2008	2007	2006
Shareholders’ equity in accordance with Canadian GAAP		$948.5	$829.9	$ 672.2
Deferred development costs,
net of tax recovery of $6.3 (2007 – $12.7; 2006 – $13.3)	A	(13.7)	(12.0)	(12.8)
Deferred pre-operating costs,
net of tax recovery of $3.9 (2007 – $4.5; 2006 – $2.9)	B	(8.8)	(8.6)	(6.3)
Financial instruments,
net of tax recovery of $0.2 (2007 – $5.5; 2006 – $7.7)	C,J	(0.5)	(12.9)	(17.7)
Defined benefit and other post-retirement benefit,
net of tax recovery of $17.5 (2007 – $18.0; 2006 – $8.4)	G	(43.7)	(40.0)	(18.7)
Stock-based compensation,
net of tax expense of $1.0 (2007 – $3.3; 2006 – $1.6)	I	2.1	7.0	3.1
Shareholders’ equity in accordance with U.S. GAAP		$ 883.9	$ 763.4	$ 619.8

CAE Annual Report 2008 | 121

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated balance sheets in accordance with U.S. GAAP
As at March 31 (amounts in millions)	Notes		2008		2007
		Canadian	U.S.	Canadian	U.S.
		GAAP	GAAP	GAAP	GAAP
Assets
Current assets
Cash and cash equivalents		$ 255.7	$ 255.7	$ 150.2	$ 150.2
Accounts receivable	C	237.8	238.3	219.8	221.2
Derivative instruments	C	17.2	19.0	–	8.7
Inventories	C	229.9	229.9	203.8	206.0
Prepaid expenses	C	32.7	32.7	23.5	23.6
Income taxes recoverable		39.0	39.0	24.7	24.7
Future income taxes	B,C	14.1	14.2	3.7	8.4
		$ 826.4	$ 828.8	$ 625.7	$ 642.8
Property, plant and equipment, net	J	1,046.8	1,046.8	986.6	984.3
Future income taxes	A,B,C,G,I	64.3	71.7	81.5	125.0
Derivative instruments	C	13.7	14.9	–	8.6
Intangible assets		62.0	62.0	36.0	36.0
Goodwill		115.5	115.5	96.9	96.9
Other assets	A,B,G,L	124.5	65.9	129.5	68.2
		$2,253.2	$2,205.6	$1,956.2	$1,961.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	C,G,I	$ 459.1	$ 459.8	$ 403.9	$ 404.4
Deposits on contracts	C	209.3	210.2	184.8	187.9
Derivative instruments	C	23.6	28.5	–	14.8
Current portion of long-term debt		27.3	27.3	27.2	27.2
Future income taxes	A,C,I	16.8	13.1	4.9	8.3
		$ 736.1	$ 738.9	$ 620.8	$ 642.6
Long-term debt	C,L	352.5	348.2	256.0	254.5
Deferred gains and other long-term liabilities	C,G,I,J	175.8	207.2	232.7	251.8
Derivative instruments	C	9.1	11.7	–	25.3
Future income taxes	C,I,G	31.2	15.7	16.8	24.2
		$1,304.7	$1,321.7	$1,126.3	$1,198.4
Shareholders’ Equity
Capital stock	D,H	$ 418.9	$ 663.1	$ 401.7	$ 645.9
Contributed surplus	I	8.3	7.6	5.7	6.3
Retained earnings	A,B,C,D,E,H,I,J,L	644.5	367.8	510.2	227.0
Accumulated other comprehensive loss	C,E,G	(123.2)	(154.6)	(87.7)	(115.8)
		$ 948.5	$ 883.9	$ 829.9	$ 763.4
		$2,253.2	$2,205.6	$1,956.2	$1,961.8

CAE Annual Report 2008 | 122

Consolidated statements of cash flows

Under U.S. GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented. The reconciliation of cash flows under Canadian GAAP to conform to U.S. GAAP is as follows:

Years ended March 31 (amounts in millions)	Notes	2008	2007	2006
Net cash provided by operating activities in accordance with Canadian GAAP		$260.9	$ 239.3	$ 228.0
Deferred development costs	A	(16.5)	(3.0)	(1.8)
Deferred pre-operating costs	B	(3.9)	(5.9)	(0.7)
Net cash provided by operating activities in accordance with U.S. GAAP		$ 240.5	$ 230.4	$ 225.5
Net cash used in investing activities in accordance with Canadian GAAP		$(257.2)	$ (178.1)	$(147.1)
Deferred development costs	A	16.5	3.0	1.8
Deferred pre-operating costs	B	3.9	5.9	0.7
Net cash used in investing activities in accordance with U.S. GAAP		$(236.8)	$ (169.2)	$(144.6)
Net cash provided by (used in) financing activities in accordance with U.S. GAAP		$ 101.9	$ 3.5	$ (53.2)

Reconciliation items

A) Deferred development costs

Under U.S. GAAP, development costs are expensed as incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral.

B) Deferred pre-operating costs

Under U.S. GAAP, pre-operating costs are expensed as incurred. Under Canadian GAAP, the amounts are deferred and amortized over five years based on the expected period and pattern of benefit of the deferred expenditures.

C)	Financial instruments
Prior to April 1, 2007 Foreign currency derivatives
Under Canadian GAAP, the Company’s derivatives, not used for speculative purposes and that did not qualify for hedge accounting were carried at fair value on the consolidated balance sheet, with changes in fair value recognized into earnings. There was no difference in accounting between Canadian GAAP and U.S. GAAP in respect to these derivatives.
The derivatives embedded within host contracts were not separately accounted for and the Company’s derivatives that qualified and had been designated as part of a hedging relationship were off-balance sheet items. The Company recognized the gains and losses on foreign currency derivatives entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged.
For U.S. GAAP, the Company recognized all of its derivatives, including embedded derivatives in host contracts, on the consolidated balance sheet at fair value with realized and unrealized gains and losses resulting from the change in fair value of derivatives recognized in earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged.
Interest rate swap
Under Canadian GAAP, the interest payments relating to interest rate swaps were recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Also the deferred gain on interest rate swaps was amortized against the interest expense of the relevant long-term debt over the remaining terms of the swaps. Under U.S. GAAP, the interest rate swaps were recorded on the consolidated balance sheet at fair value with changes in fair value recognized into earnings. The Company did not apply the optional hedge accounting provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, SFAS 138, Accounting for Certain Derivative Instruments and Hedging Activities – an amendment of SFAS 133 and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
As a result, the amortization of the deferred gain and the remaining unamortized amount on interest rate swaps under Canadian GAAP is reversed for the purposes of U.S. GAAP.

CAE Annual Report 2008 | 123

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Effective April 1, 2007

The Company adopted CICA section 3855 – Financial Instruments Recognition and Measurement, which requires the Company to recognize all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the consolidated balance sheet.

Under Canadian GAAP, the accounting for changes in fair value (i.e. gains and losses) of derivatives instruments depends on whether it has been designated and qualifies as part of a hedging relationship as per provision of CICA section 3865 – Hedges.

Cash Flow Hedges

For strategies designated as cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in OCI until the variability in the cash flow being hedged is recognized in earnings in future accounting periods. For cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge in effective. The ineffective portion of cash flow is recorded in earnings in the current period.

Under U.S. GAAP, realized and unrealized gains and losses resulting from the change in fair value of derivatives that qualifies and has been designated as part of a hedging relationship are recognized in earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company has not chosen to apply the optional hedge accounting provisions of SFAS 133, 138 and 149 for cash flow hedges. As such, all amounts accumulated in OCI under Canadian GAAP were reversed into earnings and retained earnings for US GAAP purposes.

Fair Value Hedges

The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the private placement was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting in changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted for as an adjustment to the carrying value of the hedged items. While for the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the debt basis adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.

Under U.S. GAAP, the interest rate swaps are recorded on the consolidated balance sheet at fair value with changes in fair value recognized into earnings. The Company did not apply the optional hedge accounting provisions of SFAS 133, 138 and 149 for Fair value hedges. As a result, the debt basis adjustment has been recorded in earnings for U.S. GAAP purposes.

Embedded Foreign Currency Derivatives

Under Canadian GAAP, the Company elects to record, as a single contract, an embedded foreign currency derivative in a host contract that is not a financial instrument, provided:

(i)	it is not leveraged;
(ii)	it does not contain an option feature; and
(iii)	it requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (for example, a relatively stable and liquid currency that is commonly used in local business transactions or external trade).

This policy choice is not permitted under U.S. GAAP. U.S. GAAP would require the embedded derivative to be bifurcated from the host contract (unless the currency happens to be the functional currency of one of the substantial parties to the contract or is the routinely denominated currency for that particular good or service).

D)	Reduction in stated capital
On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under U.S. GAAP, the reduction of stated capital would not be permitted.
E)	Foreign currency translation adjustment
In fiscal 2006, the Company transferred to consolidated earnings an amount of $5.3 million as a result of reductions in net investments in self-sustaining foreign operations. Under U.S. GAAP, the reduction in currency translation adjustment account is not permitted.

CAE Annual Report 2008 | 124

F)	Comprehensive income
SFAS 130 Reporting Comprehensive Income, requires the disclosure of comprehensive income which is defined as the changes in equity other than those resulting from investments by owners and distributions to owners.
Comprehensive income is comprised of net earnings and OCI. OCI for U.S. GAAP purposes, includes defined benefit adjustment, and foreign currency translation. Under Canadian GAAP, the Company adopted CICA section 1530 Comprehensive Income only as at April 1, 2007 (Note 2). Under Canadian GAAP, adjustments required for defined benefit and other post-retirement benefit (refer to G) does not currently exist.
G)	Defined benefit and other post-retirement benefit
Until the application of FAS 158, Accounting for Defined Benefit Plans and Other Post-Retirement Benefits – an amendment of FAS Statements No. 87, 88 ,106 and 132(R), the provisions under U.S. GAAP of FAS 87, Employers’ Accounting for Pensions, require that if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the consolidated balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not currently exist under Canadian GAAP.
As at March 31, 2007, the Company prospectively adopted FAS 158. Under this statement, the over-funded or under-funded status of a defined benefit pension and other post-retirement benefit plans must be recognized as an asset or liability on the consolidated balance sheet. Any unrecognized actuarial gains or losses, prior service cost or credits and unrecognized net transitional assets or obligations must be recognized as a component of accumulated other comprehensive income.
This concept does not currently exist under Canadian GAAP.
H)	Share issue costs
Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. In fiscal 2004, the Company included share issued costs of $5.1 million into its retained earnings. Under U.S. GAAP, these costs were recorded as a reduction of capital stock.
I)	Stock-based compensation
Under Canadian GAAP, the Company has adopted EIC-162 in the third quarter of fiscal 2007, with restatement of prior periods. Under U.S. GAAP, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment, on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except that FAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. Consequently, this creates a discrepancy in the compensation expense reported in each year.
J)	Interest on receivables and payables
Prior to April 1 2007, under U.S. GAAP, when evaluating the fair value of a non-interest bearing note receivable or payable, the current market interest rate for transactions with similar terms should have been used for the discounting of that financial instrument.
As described in Note 2, Canadian GAAP related to this matter was amended to be consistent with U.S. GAAP on a prospective basis effective April 1, 2007.
K)	Accounting for joint ventures
U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the SEC, accounting for joint ventures need not to be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.
L)	Transaction costs
Prior to April 1 2007, under Canadian GAAP, transaction costs on long-term debt were presented in Other assets as a deferred charge. U.S. GAAP requires that transactions costs be reported as a direct reduction of the long-term debt. As described in Note 2, Canadian GAAP related to this matter was amended to be consistent with U.S. GAAP on a prospective basis effective April 1, 2007.

CAE Annual Report 2008 | 125

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Change in accounting policy

Accounting for stock-based compensation

Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003. Since all stock-based compensation granted prior to April 1, 2003 have ended, for fiscal year 2008 and for subsequent years, the accounting differences have been eliminated.

Pro forma net earnings and pro forma basic and diluted net earnings per share are presented as follows:

(amounts in millions, except per share amounts)	2008	2007	2006
Net earnings, as reported per U.S. GAAP	$150.9	$134.2	$ 74.5
Additional compensation expense recorded	–	3.0	2.5
Net earnings before the effect of stock-based compensation	$150.9	$137.2	$ 77.0
Pro forma impact	–	(3.0)	(4.2)
Pro forma net earnings	$150.9	$134.2	$ 72.8
Pro forma basic and diluted net earnings per share	$ 0.59	$ 0.53	$ 0.29

Under Canadian GAAP, since the adoption of Emerging Issues Committee (EIC)-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, during fiscal 2007, the Company recognizes the stock-based compensation expense for employees who will become eligible for retirement during the vesting period over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date unless the employee is under contract which, in that case, the compensation expense must be recognized over the term of the contract.

Under U.S. GAAP, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment, on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested outstanding options.

Defined benefit pension and other post-retirement plans

In September 2006, the FASB issued FAS 158. FAS 158 requires an entity to: (i) recognize the over-funded or under-funded status of a benefit plan as an asset or liability in the balance sheet; (ii) recognize the existing unrecognized net gains and losses, unrecognized prior-service costs and credits, and unrecognized net transition assets or obligations in other comprehensive income; and (iii) measure defined benefit plan assets and obligations as of the year-end balance sheet date. This statement is effective prospectively at the end of fiscal year 2007 in respect to the recognition requirements described in (i) and (ii) above and have been adopted. In regards to the measurement date changes mentioned in (iii) above, the effective date is the end of fiscal year 2009.

Accounting for uncertainty in income taxes

On April 1, 2007, the Company adopted the provisions of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109 and prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. There was no change in the income tax reserves of the Company at April 1, 2007, upon the adoption of FIN 48.

CAE Annual Report 2008 | 126

Future changes to accounting standards
Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In February 2008, FASB issued a Staff Position (FSP) FAS 157-1: Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FSP amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases.

In February 2008, FASB issued FSP FAS 157-2: Effective Date of FASB Statement No. 157. This FSP delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP.

The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement. This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. This statement should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted under certain circumstances if adopted early.The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Business combination and non-controlling interests in consolidated financial statements

In December 2007, FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Non-controlling Interests in Consolidated Financial Statements. These statements require a greater number of acquired assets and assumed liabilities to be measured at fair value as at the acquisition date. As well, liabilities related to contingent consideration should be remeasured to fair value at each subsequent reporting period. In addition, an acquirer should expense all acquisition-related costs in the pre-acquisition period. Finally; non-controlling interests in subsidiaries should initially to be measured at fair value and classified as a separate component of equity. These statements are effective for fiscal years beginning after December 15, 2008. The Company is currently evaluation the impact of this standard on its consolidated financial statements.

Offsetting of amounts related to certain contracts

In April 2007, FASB issued FSP FIN 39-1 Amendment of FASB Interpretation No.39, Offsetting of Amounts Related to Certain Contracts. This FSP replaces the terms conditional contracts and exchange contracts with the term derivative instruments as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It also permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with the related accounting literature. This staff position is effective for fiscal years beginning after November 15, 2007 although early application is permitted. This staff position should be applied retrospectively as a change in accounting principle for all financial statements presented. The Company is currently evaluation the impact of this standard on its consolidated financial statements.

CAE Annual Report 2008 | 127

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Additional U.S. GAAP disclosures
i) Statements of earnings
		2008		2007		2006
Years ended March 31	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
(amounts in millions)	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Revenues from sales of simulators(1)	$819.0	$813.7	$705.6	$699.0	$584.4	$584.4
Revenues from sales of training
and services(1)	$604.6	$604.6	$545.1	$545.4	$522.8	$522.8
Cost of sales from simulators	$500.3	$501.5	$427.5	$427.5	$386.8	$386.8
Cost of sales from training and services	$353.7	$353.7	$308.8	$312.7	$314.2	$308.2
Research and development expenses(2)	$ 78.1	$ 72.9	$ 80.3	$ 78.9	$ 62.6	$ 54.9
Rental expenses	$ 66.1	$ 66.1	$ 72.6	$ 72.6	$ 80.5	$ 80.5
Selling, general
and administrative expenses	$186.5	$192.4	$166.9	$161.7	$133.5	$131.3
Foreign exchange gain	$ (12.6)	$ (26.1)	$ (2.9)	$ (15.4)	$ (8.4)	$ (10.7)
Interest expense, net	$ 17.5	$ 19.6	$ 10.6	$ 9.8	$ 16.2	$ 15.9

(1)	Taxes assessed by government authorities that are directly imposed on revenue-producing transactions between the Company and customers are excluded from revenues.
(2)	Research and development expense is before governments’ contribution.
ii) Balance sheet
Accounts payable and accrued liabilities on a U.S. GAAP basis are presented as follows:
As at March 31 (amounts in millions)	2008	2007
Accounts payable trade	$ 180.4	$166.8
Contract liabilities	77.9	71.1
Income tax payable	8.0	8.6
Other accrued liabilities	193.5	157.9
Accounts payable and accrued liabilities	$ 459.8	$404.4

Accounts receivable from governments amounted to $77.2 million as of March 31, 2008 (2007 – $62.7 million).

iii) Income taxes

The components of earnings (loss) before income taxes and income taxes on a Canadian GAAP basis are as follows:

Years ended March 31 (amounts in millions)	2008	2007	2006
Earnings (loss) before income taxes
Canada	$147.2	$ 38.8	$ (19.0)
Other countries	86.8	140.0	106.8
	$234.0	$ 178.8	$ 87.8
Current income taxes
Canada	$ 30.8	$ 53.8	$ 4.2
Other countries	12.0	10.1	8.9
	$ 42.8	$ 63.9	$ 13.1
Future income taxes
Canada	$ 19.9	$ (41.2)	$ (7.0)
Other countries	6.5	27.0	12.1
	$ 26.4	$ (14.2)	$ 5.1
Total income tax expense	$ 69.2	$ 49.7	$ 18.2

CAE Annual Report 2008 | 128

iv) Product warranty costs

The Company has warranty obligations in connection to the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company’s accrued warranty liability on a Canadian and U.S. GAAP basis, is as follows:

As at March 31 (amounts in millions)	2008	2007
Accrued warranty liability at beginning of year	$ 10.7	$ 8.7
Warranty settlements during the year	(5.9)	(5.2)
Warranty provisions	7.5	6.8
Adjustments for changes in estimates	0.3	0.4
Accrued warranty liability at the end of year	$ 12.6	$10.7

NOTE 27 – COMPARATIVE FINANCIAL STATEMENTS

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

NOTE 28 – SUBSEQUENT EVENT

The Company has been in arbitration with the buyer of the Company’s assets of the sawmill division of its Forestry Systems, which was sold to the buyer in fiscal 2003, because of a dispute over a further payment owed to the Company by the buyer (Note 5). The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and is understood to be insolvent. A write off, in the amount of $8.5 million (net of a tax recovery of $1.5 million), has been accounted for in the fiscal 2008 because, in accordance with the relevant accounting pronouncements, the Company deems that the impairment conditions existed at the date of the consolidated financial statements.

CAE Annual Report 2008 | 129

Board of Directors and Officers

BOARD OF DIRECTORS

Lynton R. Wilson, O.C.[1,2,4]
Chairman of the Board
CAE Inc.
Oakville, Ontario

Robert E. Brown[1]
President and Chief Executive Officer
CAE Inc.
Westmount, Quebec

Brian E. Barents[2]
Corporate Director
Andover, Kansas

John A. (Ian) Craig[3]
President
Lanzsmirn Investments
Ottawa, Ontario

H. Garfield Emerson, Q.C.[4]
Principal, Emerson Advisory,
and Corporate Director
Toronto, Ontario

Anthony S. Fell, O.C.[1,4]
Corporate Director
Toronto, Ontario

Paul Gagné[3]
Chairman
Wajax Income Fund
Montreal, Quebec

James F. Hankinson[3,4]
President and Chief Executive Officer
Ontario Power Generation Inc.
Toronto, Ontario

E. Randolph (Randy) Jayne II[2]
Managing Partner
Heidrick & Struggles International, Inc.
McLean, Virginia

Robert Lacroix, O.C., Ph.D[4]
Corporate Director
Montreal, Quebec

Katharine B. Stevenson[3]
Director
OSI Pharmaceuticals Inc.
Toronto, Ontario

Lawrence N. Stevenson[2]
Managing Director
Callisto Capital
Toronto, Ontario

OFFICERS

Lynton R. Wilson
Chairman of the Board

Robert E. Brown
President and Chief Executive Officer

Marc Parent
Group President
Simulation Products and
Military Training & Services

Jeff Roberts
Group President
Innovation and
Civil Training & Services

Antoine Auclair
Vice President and
Corporate Controller

Alain Raquepas
Vice President, Finance and
Chief Financial Officer

Jacques Ferraro
Treasurer

[1] Member of the Executive Committee
[2] Member of the Human Resources Committee
[3] Member of the Audit Committee
[4] Member of the Corporate Governance Committee

CAE Annual Report 2008 | 130

CAE Annual Report 2008 | 131

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. These include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. Such statements are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2008, filed with the Canadian securities commissions and the U.S. Securities and Exchange Commission. Any forward-looking statements made in this annual report represent our expectations as of May 14, 2008, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements unless legislation requires us to do so.

CAE Annual Report 2008 | 132